Form 20-F
period 2010-12-25
CHINA OUMEI REAL ESTATE INC.
filed 2011-06-20
CIK 1368192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 25, 2010

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ___________to ___________.

Commission file number: 000-52132

CHINA OUMEI REAL ESTATE INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Floor 28, Block C
Longhai Mingzhu Building
No.182 Haier Road, Qingdao 266000
People’s Republic of China
(Address of principal executive offices)

Mr. Zhaohui John Liang
634 Donna Ct.
River Vale, NJ 07675
Phone: (201) 497-5400
Email: john.liang@chinaoumeirealestate.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary shares, par value $0.002112 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 25, 2010): 31,020,062 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [  ]      No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [  ]      No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]      No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

Yes [  ]      No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting [ ]	Other [ ]
Standards as issued by the International
Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[  ] Item 17      [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [  ]      No [X]

Annual Report on Form 20-F
For the Fiscal Year Ended December 25, 2010

i

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

  “we,” “us,” “our,” “our Company,” or “the Company” are to the combined business of China Oumei Real Estate Inc., a Cayman Islands company, and its consolidated subsidiaries, Leewell, Oumei, Oumei Weiye, Caoxian Industrial, Longhai Hotel, Longhai Real Estate, Qingdao Xudong, Weifang Longhai Industry, Weifang Longhai Zhiye, Weifang Qilu, Weihai Economic and Weihai Mingwei;

  “Leewell” are to Leewell Investment Group Limited, a Hong Kong company;

  “Oumei” are to Qingdao Oumei Real Estate Development Co., Ltd., a PRC limited company;

  “Oumei Weiye” are to Qingdao Oumei Weiye Project Management Co., Ltd., a PRC limited company;

  “Caoxian Industrial” are to Caoxian Industrial Properties Co., Ltd., a PRC limited company;

  “Longhai Hotel” are to Longhai Hotel Co., Ltd., a PRC limited company;

  “Longhai Real Estate” are to Longhai Real Estate Properties Co., Ltd., a PRC limited company;

  “Qingdao Xudong” are to Qingdao Xudong Real Estate Development Co., Ltd., a PRC limited company;

  “Weifang Longhai Industry” are to Weifang Longhai Industry Co., Ltd., a PRC limited company;

  “Weifang Longhai Zhiye” are to Weifang Longhai Zhiye Co., Ltd., a PRC limited company;

  “Weifang Qilu” are to Weifang Qilu Guotai Properties Co., Ltd., a PRC limited company;

  “Weihai Economic” are to Weihai Economic & Technology Development Zone Longhai Properties Co., Ltd., a PRC limited company;

  “Weihai Mingwei” are to Weihai Mingwei Industry Co., Ltd., a PRC limited company;

  “Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

  “PRC” and “China” are to the People’s Republic of China;

  “Renminbi” and “RMB” are to the legal currency of China;

  “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States;

In addition, at present, there is no uniform standard to categorize the different types and sizes of cities in China. In this annual report, we refer to Beijing, Shanghai, Guangzhou and Shenzhen as tier one cities, which are the most populous, affluent and competitive cities in the country. Tier two cities are cities that generally meet the following criteria, excluding the four aforementioned tier one cities: (1) Gross Domestic Product, or GDP, over RMB 200 billion (US$29 billion); (2) GDP per capita over RMB 14,000 (US$2,050); (3) population with permanent residency in urban area over 1 million; (4) urban area over 100 km2; (5) annual sales in residential real estate over 1.5 million square meters; and (6) average unit selling price of residential real estate over RMB 3,000 (US$439) per square meter. Tier three cities are the cities that do not meet one or more criteria listed above.

FORWARD-LOOKING INFORMATION

In addition to historical information, this annual report contains forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in Item 3, “Key information—Risk Factors” below. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this annual report. You should read this annual report and the documents that we reference and filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

Selected Financial Data

Selected Consolidated Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.” The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

The selected consolidated statement of operations data for the years ended December 25, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements included in this annual report. The selected consolidated statement of operations data for the years ended December 25, 2006 and 2007 and the selected consolidated balance sheet data as of December 25, 2006 and 2007 have been derived from our unaudited financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	Fiscal Year Ended December 25,
	2006	2007	2008	2009	2010
Statements of Operations Data	(unaudited)	(unaudited)
Total sales	$54,291,244	$51,850,312	$77,032,561	$94,315,500	$110,518,421
Total cost of sales	(33,703,168)	(36,243,778)	(46,321,251)	(58,296,408)	(77,209,814)
Gross profit	20,588,076	15,606,534	30,711,310	36,019,092	33,308,607
Advertising expenses	(47,051)	(46,492)	(112,263)	(268,222)	(217,596)
Commission expenses	(789,497)	(134,989)	(574,262)	(84,982)	(214,566)
Selling expenses	(6,192)	(2,187)	(81,415)	(49,800)	(61,967)
Bad debt recovery (expense)	(154,710)	(245,243)	(1,198,942)	(207,523)	987,374
General and administrative expenses	(4,092,355)	(807,589)	(2,283,744)	(4,655,596)	(7,390,963)
Income from operations	15,498,271	14,370,034	26,460,684	30,752,969	26,410,889
Miscellaneous income (expense)	16,022	10,280	91,945	327,294	23,899,865
Interest expense	(121,597)	(70,963)	(968,710)	(866,751)	(325,969)
Income before income taxes and extraordinary item	15,392,696	14,309,351	25,583,919	30,213,512	49,984,785
Income taxes	(5,130,644)	(5,090,161)	(6,602,194)	(9,058,226)	(15,042,327)
Income before extraordinary item	10,262,052	9,219,190	18,981,725	21,155,286	34,942,458
Extraordinary item, net	—	—	12,499,576	—	—
Net income	10,262,052	9,219,190	31,481,301	21,155,286	34,942,458
Foreign currency translation adjustment	687,566	2,107,856	3,486,204	474,414	3,470,209
Comprehensive income	$10,949,618	$11,327,046	$34,967,505	$21,629,700	$38,412,667
Earnings per common share basic	$0.34	$0.30	$1.04	$0.70	$1.14
Earnings per common share diluted	$0.34	$0.30	$1.04	$0.70	$1.07
Weighted average common shares outstanding basic	30,235,062	30,235,062	30,235,062	30,235,062	30,770,172
Weighted average common shares outstanding diluted	30,235,062	30,235,062	30,235,062	30,235,062	32,708,661
Cash Flow Data
Net cash provided by (used in)
Operating Activities	$(5,953,059)	$1,212,951	$61,015,081	$11,250,820	$27,325,191
Investing Activities	(59,164)	(13,689,661)	(58,521,630)	234,814	(136,156)
Financing Activities	5,759,286	14,167,583	(3,805,052)	(9,866,408)	3,435,399
Effect of exchange rate changes on cash	(57,807)	9,891	16,518	6,573	701,545
Net increase (decrease) in cash	$(310,744)	$1,700,764	$(1,295,083)	$1,625,799	$31,325,979

	As of December 25,
	2006	2007	2008	2009	2010
Balance Sheet Data	(unaudited)	(unaudited)
Current assets	$92,211,870	$69,443,412	$105,072,009	$133,002,971	$194,356,501
Total assets	94,711,799	87,822,788	178,648,355	196,332,843	260,120,259
Current liabilities	57,741,400	59,977,634	86,240,752	88,795,899	91,775,418
Long-term liabilities	7,686,000	—	29,160,895	13,185,998	23,703,855
Total liabilities	65,427,400	59,977,634	115,401,647	101,981,897	115,479,273
Stockholders’ equity	29,284,399	27,845,154	63,246,708	94,350,946	144,640,986

Exchange Rate Information

Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on daily RMB to U.S. Dollar Interbank Exchange Rates published on OANDA.com. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB1 to US$0.1507, the rate in effect as of December 25, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange. On June 19, 2011, the exchange rate was RMB1 to US$0.1546.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is daily RMB to U.S. Dollar Interbank Exchange Rates published on OANDA.com.

	InterBank Buying Rate
	Period End	Average(2)	High	Low
		(U.S. Dollar per RMB)
Fiscal Year Ended:
December 25, 2006	0.1281	0.1255	0.1278	0.1234
December 25, 2007	0.1360	0.1315	0.1356	0.1276
December 25, 2008	0.1462	0.1440	0.1466	0.1356
December 25, 2009	0.1468	0.1466	0.1466	0.1455
December 25, 2010	0.1507	0.1479	0.1508	0.1461
December 25, 2011 (through June 19, 2011)	0.1546	0.1529	0.1546	0.1502

Most Recent Six Months Ended:
December 25, 2010	0.1507	0.1491	0.1508	0.1465
January 25, 2011	0.1522	0.1497	0.1520	0.1465
February 25, 2011	0.1523	0.1505	0.1524	0.1465
March 25, 2011	0.1527	0.1512	0.1530	0.1489
April 25, 2011	0.1542	0.1517	0.1538	0.1491
May 25, 2011	0.1539	0.1523	0.1540	0.1495
June 25, 2011 (through June 19, 2011)	0.1546	0.1529	0.1546	0.1502

___________
(1) Annual averages are calculated using the average of the rates on each calendar day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

The recent financial crisis could negatively affect our business, results of operations, and financial condition.

The recent credit crisis and turmoil in the global financial system may have an impact on our business and our financial condition, and we may face challenges if conditions in the financial markets do not improve. Our ability to access the capital markets may be restricted at a time when we would like, or need, to raise capital, which could have an impact on our flexibility to react to changing economic and business conditions. Our business requires access to substantial financing. If we are not able to obtain adequate financing in a timely manner, our ability to complete existing projects and expand our business could be materially adversely affected. In addition, these economic conditions also impact levels of consumer spending, which have recently deteriorated significantly and may remain depressed for the foreseeable future. Real estate market generally declines during recessionary periods and other periods where disposable income is adversely affected. If demand for our products fluctuates as a result of economic conditions or otherwise, our revenue and gross margin could be harmed.

Our business is susceptible to fluctuations in the real estate market of China, especially in certain areas of eastern China where our operations are concentrated, which may adversely affect our sales and results of operations.

Our business depends substantially on the conditions of the PRC real estate market. Demand for real estate in China has grown rapidly in the recent decade but such growth is often coupled with volatility in market conditions and fluctuations in real estate prices. For example, the rapid expansion of the real estate market in major provinces and cities in China in the early 1990s, such as Shanghai, Beijing and Guangdong province, led to an oversupply in the mid-1990s and a corresponding fall in real estate values and rentals in the second half of the decade. Following a period of rising real estate prices and transaction volume in most major cities, the industry experienced a severe downturn in 2008, with transaction volume in many major cities declining by more than 40% compared to 2007.

Average selling prices also declined in many cities during 2008. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. To the extent fluctuations in the real estate market adversely affect real estate transaction volumes or prices, our financial condition and results of operations may be materially and adversely affected.

We are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage.

The residential property industry in the PRC is still in a relatively early stage of development. Although demand for residential property in the PRC has been growing rapidly in recent years, such growth is often coupled with volatility in market conditions and fluctuation in property prices. It is extremely difficult to predict how much and when demand will develop, as many social, political, economic, legal, and other factors, most of which are beyond our control, may affect the development of the market. The level of uncertainty is increased by the limited availability of accurate financial and market information and the overall low level of transparency in the PRC, especially in tier-two cities that have lagged in progress in these aspects when compared to tier-one cities.

The lack of a liquid secondary market for residential property may discourage investors from acquiring new properties. The limited amount of property mortgage financing available to PRC individuals may further inhibit demand for residential developments.

The PRC government has recently introduced certain policy and regulatory measures to control the rapid increase in housing prices and cool down the real estate market and our business may be materially and adversely affected by these government measures.

Since the second half of 2009, the PRC real estate market has experienced strong recovery from the financial crisis and housing prices rose rapidly in certain cities. In response to concerns over the scale of the increase in property investments, the PRC government has implemented measures and introduced policies to curtail property speculation and promote the healthy development of the real estate industry in China. On January 7, 2010, the PRC State Council issued a circular to control the rapid increase in housing prices and cool down the real estate market in China. It reiterated that the purchasers of a second residential property for their households must make down payments of no less than 40% of the purchase price and real estate developers must commence the sale within the mandated period as set forth in the pre-sale approvals and at the publicly announced prices. The circular also requested the local government to increase the effective supply of low-income housing and ordinary commodity housing and instructed the People’s Bank of China, or PBOC, and the China Bank Regulatory Commission to tighten the supervision of the bank lending to the real estate sector and mortgage financing. On February 25, 2010, the PBOC increased the reserve requirement ratio for commercial banks by 0.5% to 16.5% and has further increased it from 16.5% to 17.0% effective May 10, 2010. Further, in order to implement the requirements set out in the State Council’s circular, the Ministry of Land and Resources, or the MLR, issued a notice on March 8, 2010 in relation to increasing the supply of, and strengthening the supervision over, land for real estate development purposes. MLR’s notice stipulated that the floor price of a parcel of land must not be lower than 70% of the benchmark land price set for the area in which the parcel is located, and that real estate developers participating in land auctions must pay a deposit equivalent to 20% of the land parcel’s floor price.

In April 2010, the PRC State Council issued a further circular, which provided as follows: purchasers of a first residential property for their households with a gross floor area of greater than 90 square meters must make down payments of no less than 30% of the purchase price; purchasers of a second residential property for their households must make down payments of no less than 50% of the purchase price and the interest rate of any mortgage for such property must equal at least the benchmark interest rate plus 10%; and for purchasers of a third residential property, both the minimum down payment amount and applied interest rate must be significantly higher than the relevant minimum down payment and interest rate which would have been applicable prior to the issuance of the circular (the specific figures shall be decided by the relevant bank on a case-by-case based on the principle of proper risk management). Moreover, the circular provided that banks can decline to provide mortgage financing to either a purchaser of a third residential property or a non-resident purchaser.

It is possible that the government agencies may adopt further measures to implement the policies outlined in the January and April circulars. The full effect of the circulars on the real estate industry and our business will depend in large part on the implementation and interpretation of the circulars by governmental agencies, local governments and banks involved in the real estate industry. The PRC government’s policies and regulatory measures on the PRC real estate sector could limit our access to required financing and other capital resources, adversely affect the property purchasers’ ability to obtain mortgage financing or significantly increase the cost of mortgage financing, reduce market demand for our properties and increase our operating costs. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could substantially reduce pre-sales of our properties and cash flow from operations and substantially increase our financing needs, which would in turn materially and adversely affect our business, financial condition, results of operations and prospects.

Our sales will be affected if mortgage financing becomes more costly or otherwise becomes less attractive.

Substantially all purchasers of our residential properties rely on mortgages to fund their purchases. An increase in interest rates may significantly increase the cost of mortgage financing, thus affecting the affordability of residential properties. Since October 20, 2010, PBOC has raised the lending rates four times. As a result, the benchmark lending rate for loans with a term of over five years, which affects mortgage rates, was increased to 6.80% on April 6, 2011. The PRC government and commercial banks may also increase the down payment requirement, impose other conditions or otherwise change the regulatory framework in a manner that would make mortgage financing unavailable or unattractive to potential property purchasers. If the availability or attractiveness of mortgage financing is reduced or limited, many of our prospective customers may not be able to purchase our properties and, as a result, our business, liquidity and results of operations could be adversely affected.

If we are prevented from guaranteeing loans to prospective home purchasers, our sales and pre-sales may decline.

In line with industry practice, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties, in the form of a transfer of 5% of the home purchasers’ loan amount from our bank account to a bank designated account, as collateral for the home purchasers’ timely debt service payments. The bank will release these deposits after construction is completed, final deliveries are made, and home purchasers have obtained the ownership documents necessary to secure a mortgage loan. If there are changes in laws, regulations, policies, and practices that would prohibit property developers from providing guarantees to banks in respect of mortgages offered to property purchasers and as a result, banks would not accept any alternative guarantees by third parties, or if no third party is available or willing in the market to provide such guarantees, it may become more difficult for property purchasers to obtain mortgages from banks and other financial institutions during sales and pre-sales of our properties. Such difficulties in financing could result in a substantially lower rate of sale and pre-sale of our properties, which would adversely affect our cash flow, financial condition, and results of operations. We are not aware of any impending changes in laws, regulations, policies, or practices that will prohibit such practice in China. However, there can be no assurance that such changes in laws, regulations, policies, or practices will not occur in China in the future.

We may be unable to acquire land use rights from the government through Longhai Group as we currently do which could increase our cost of sales.

Our revenue depends on the completion and sale of our projects, which in turn depends on our ability to acquire land use rights for such projects. Our land use rights costs are a major component of our cost of real estate sales and increases in such costs could diminish our gross margin. From time to time, we acquire our land use rights through companies owned by Longhai Group, a company wholly-owned by Mr. Antoine Cheng, our Chairman. Longhai Group’s primary business is infrastructure and building construction. Through its infrastructure construction business, Longhai Group works with local governments and often finances (by agreeing to be paid sometime following the completion of construction instead of being paid as construction progresses) the government’s public infrastructure projects that can include old city relocation projects. In exchange for such financing, the local governments invite Longhai Group to bid for premium parcels of land for residential use at public auction as a preferred candidate or grant Longhai Group the right of first refusal to bid for industrial parcels for which the Longhai Group already has land use rights, but whose use has been changed to real estate development. Since Longhai Group does not have the necessary license to engage in residential development in China, it typically sold companies owning these land use rights to us so that we could develop these parcels using our real estate development license.

Although we believe that the aforementioned way in which Longhai Group obtains land use rights is consistent with the PRC government’s long-term policy to develop healthy real estate market, we cannot assure you that the local government will continue to provide Longhai Group land use rights in this way in the future. If this happens, we will have to acquire our land use rights primarily through a public tender, auction or listing-for-sale. Competition in these bidding processes can result in higher land use rights costs for us. In addition, we may not successfully obtain desired land use rights at commercially reasonable costs due to the increasingly intense competition in the bidding processes. We may also need to acquire land use rights through acquisition, which could increase our costs.

We have significant short-term debt obligations, which mature in less than one year. Failure to extend those maturities of, or to refinance, that debt could result in defaults, and in certain instances, foreclosures on our assets. Moreover, we may be unable to obtain financing to fund ongoing operations and future growth.

The real estate development industry is capital intensive, and development requires significant up-front expenditures to acquire land and begin development. Accordingly, we incur substantial indebtedness to finance our development activities.

At December 25, 2010, we had short-term bank loans outstanding of $1,417,264, long-term bank loans of $35,414,500 maturing within one year, long-term bank loans of $0 maturing in more than one year, and notes payable of $0, which were secured by our land use rights and projects under construction. Failure to obtain extensions of the maturity dates of, or to refinance, these obligations or to obtain additional equity financing to meet these debt obligations would result in an event of default with respect to such obligations and could result in the foreclosure on the collateral. The sale of such collateral at foreclosure would significantly disrupt our business, which could significantly lower our sales and profitability. We may be able to refinance or obtain extensions of the maturities of all or some of such debt only on terms that significantly restrict our ability to operate, including terms that place additional limitations on our ability to incur other indebtedness, to pay dividends, to use our assets as collateral for other financing, to sell assets or to make acquisitions or enter into other transactions. Such restrictions may adversely affect our ability to finance our future operations or to engage in other business activities. If we finance the repayment of our outstanding indebtedness by issuing additional equity or convertible debt securities, such issuances could result in substantial dilution to our stockholders.

While we believe that our revenue growth projections and our ongoing cost controls will allow us to generate cash and achieve profitability in the foreseeable future, there is no assurance as to when or if we will be able to achieve our projections. Our future cash flows from operations, combined with our accessibility to cash and credit, may not be sufficient to allow us to finance ongoing operations or to make required investments for future growth. We may need to seek additional credit or access capital markets for additional funds. There is no assurance that we would be successful in this regard.

Our practice of pre-selling projects may expose us to substantial liabilities.

It is common practice by property developers in China, including us, to pre-sell properties (while still under construction), which involves certain risks. For example, we may fail to complete a property development that may have been fully or partially pre-sold, which would leave us liable to purchasers of pre-sold units for losses suffered by them without adequate resources to pay the liability if funds have been used on the project. In addition, if a pre-sold property development is not completed on time, the purchasers of pre-sold units may be entitled to compensation for late delivery. If the delay extends beyond a certain period, the purchasers may be entitled to terminate the pre-sale agreement and pursue a claim for damages that exceeds the amount paid and our ability to recoup the resulting liability from future sales.

We may not be able to successfully execute our strategy of expanding into new geographical markets in China, which could have a material adverse effect on our business and results of operations.

We plan to continue to expand our business into new geographical areas in China. Since China is a large and diverse market, consumer trends and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. When we enter new markets, we may face intense competition from companies with greater experience or an established presence in the targeted geographical areas or from other companies with similar expansion targets. Therefore, we may not be able to grow our sales in the new cities we enter due intense competitive pressures and or the substantial costs involved.

We are dependent on third-party subcontractors, manufacturers, and distributors for all architecture, engineering and construction services, and construction materials. A discontinued supply of such services and materials will adversely affect our projects.

We are dependent on third-party subcontractors, manufacturers, and distributors for all architecture, engineering and construction services, and construction materials. Services and materials purchased from our five largest subcontractors or suppliers accounted for 86.9% for the year ended December 25, 2010. A discontinued supply of such services and materials will adversely affect our construction projects and the success of the Company.

We are subject to extensive government regulation that could cause us to incur significant liabilities or restrict our business activities.

Regulatory requirements could cause us to incur significant liabilities and operating expenses and could restrict our business activities. We are subject to statutes and rules regulating, among other things, certain developmental matters, building and site design, and matters concerning the protection of health and the environment. Our operating expenses may be increased by governmental regulations, such as building permit allocation ordinances and impact and other fees and taxes, that may be imposed to defray the cost of providing certain governmental services and improvements. Any delay or refusal from government agencies to grant us necessary licenses, permits, and approvals could have an adverse effect on our operations.

We depend on the availability of additional human resources for future growth.

We are currently experiencing a period of significant growth in our sales volume. We believe that continued expansion is essential for us to remain competitive and to capitalize on the growth potential of our business. Such expansion may place a significant strain on our management and operations and financial resources. As our operations continue to grow, we will have to continually improve our management, operational, and financial systems, procedures and controls, and other resources infrastructure, and expand our workforce. There can be no assurance that our existing or future management, operating and financial systems, procedures, and controls will be adequate to support our operations, or that we will be able to recruit, retain, and motivate our employees. Further, there can be no assurance that we will be able to establish, develop, or maintain the business relationships beneficial to our operations, or to do so or to implement any of the above activities in a timely manner. Failure to manage our growth effectively could have a material adverse effect on our business and the results of our operations and financial condition.

We may be adversely affected by the fluctuation in raw material prices and selling prices of our products.

The land and raw materials used in our projects have experienced significant price fluctuations in the past. There is no assurance that they will not be subject to future price fluctuations or pricing control. The land and raw materials used in our projects may experience price volatility caused by events such as market fluctuations or changes in governmental programs. The market price of land and raw materials may also experience significant upward adjustment, if, for instance, there is a material under-supply or over-demand in the market. These price changes may ultimately result in increases in the selling prices of our products, and may, in turn, adversely affect our sales volume, sales, operating income, and net income.

We face intense competition from other real estate developers.

The property industry in the PRC is highly competitive. In the tier-two cities we focus on, local and regional property developers are our major competitors, and an increasing number of large state-owned and private national property developers have started entering these markets. Many of our competitors, especially the state-owned and private national property developers, are well capitalized and have greater financial, marketing, and other resources than we have. Some also have larger land banks, greater economies of scale, broader name recognition, a longer track record, and more established relationships in certain markets. In addition, the PRC government’s recent measures designed to reduce land supply further increased competition for land among property developers.

Competition among property developers may result in increased costs for the acquisition of land for development, increased costs for raw materials, shortages of skilled contractors, oversupply of properties, decrease in property prices in certain parts of the PRC, a slowdown in the rate at which new property developments will be approved and/or reviewed by the relevant government authorities and an increase in administrative costs for hiring or retaining qualified personnel, any of which may adversely affect our business and financial condition. Furthermore, property developers that are better capitalized than we are may be more competitive in acquiring land through the auction process. If we cannot respond to changes in market conditions as promptly and effectively as our competitors, or effectively compete for land acquisition through the auction systems and acquire other factors of production, our business and financial condition will be adversely affected.

In addition, risk of property over-supply is increasing in parts of China, where property investment, trading and speculation have become overly active. We are exposed to the risk that in the event of actual or perceived over-supply, property prices may fall drastically, and our revenue and profitability will be adversely affected.

We may have to suffer monetary losses by reducing up to $0.80 of the excise price of the warrants that we issued to our investors in the April 2010 private placement since the registration statement has not been declared effective within the time periods specified.

In connection with the April 2010 private placement described elsewhere in this report, we entered into a subscription agreement with the investors, or the Subscription Agreement. Under the terms of the Subscription Agreement, if a registration statement is not declared effective by the SEC within 180 days following the closing of the April 2010 private placement, then we are required to pay the investors, as liquidated damages, 1.0% of the amount invested for each 30-day period during which such failure continues, for up to a maximum of 10% of each investor’s investment pursuant to the Subscription Agreement. On October 11, 2010, we entered into Amendment No. 1 to the Subscription Agreement with certain investors, pursuant to which we amended Section 8.1 of the Subscription Agreement with respect to the liquidated damages that we may be liable for. Pursuant to Amendment No. 1, in lieu of the cash liquidated damages amount that would otherwise have been payable by us for our failure to cause the registration statement to be declared effective within the prescribed period, we are required to reduce the initial exercise price of the warrants issued to each investor by $0.08 per calendar month, or portion thereof, until such time that this registration statement is declared effective by the SEC; provided that, in no event will we be obligated to reduce the initial exercise price of the warrants by more than $0.80 in aggregate. We have failed to cause the registration statement to be declared effective by the SEC with the prescribed period. There can be no assurance that the registration statement will be declared effective by the SEC in the coming future. Therefore, we may have to suffer monetary losses by reducing up to $0.80 of the exercise price of the warrants.

We could be adversely affected by the occurrence of natural disasters.

From time to time, our developed sites may experience strong winds, storms, flooding and earth quakes. Natural disasters could impede operations, damage infrastructure necessary to our constructions and operations. The occurrence of natural disasters could adversely affect our business, the results of our operations, prospects and financial condition.

We have limited insurance coverage against damages or loss we might suffer.

The insurance industry in China is still in an early stage of development and business interruption insurance available in China offers limited coverage compared to that offered in many developed countries. We carry insurance for potential liabilities related to our vehicles, but we do not carry business interruption insurance and therefore any business disruption or natural disaster could result in substantial damages or losses to us. In addition, there are certain types of losses (such as losses from forces of nature) that are generally not insured because either they are uninsurable or insurance cannot be obtained on commercially reasonable terms. Should an uninsured loss or a loss in excess of insured limits occur, our business could be materially adversely affected. If we were to suffer any losses or damages to our properties, our business, financial condition and results of operations would be materially and adversely affected.

Our operating subsidiaries must comply with environmental protection laws that could adversely affect our profitability.

We are required to comply with the environmental protection laws and regulations promulgated by the national and local governments of the PRC. Some of these regulations govern the level of fees payable to government entities providing environmental protection services and the prescribed standards relating to construction. Although our construction technologies allow us to efficiently control the level of pollution resulting from our construction process, due to the nature of our business, wastes are unavoidably generated in the processes. If we fail to comply with any of these environmental laws and regulations in the PRC, depending on the types and seriousness of the violation, we may be subject to, among other things, warning from relevant authorities, imposition of fines, specific performance and/or criminal liability, forfeiture of profits made, or an order to close down our business operations and suspension of relevant permits.

Our business depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lost their services.

Our future success heavily depends on the continued service of our senior executives and other key employees. In particular, we rely on the expertise and experience of Mr. Antoine Cheng, our Chairman, Mr. Weiqing Zhang, our Chief Executive Officer, Mr. Zhaohui John Liang, our Chief Financial Officer, and Mr. Yang Chen, our President. If one or more of our senior executives are unable or unwilling to continue to work for us in their present positions, we may have to spend a considerable amount of time and resources searching, recruiting, and integrating the replacements into our operations, which would substantially divert management’s attention from our business and severely disrupt our business. This may also adversely affect our ability to execute our business strategy. Moreover, if any of our senior executives joins a competitor or forms a competing company, we may lose customers, suppliers, know-how, and key employees.

Failure to achieve and maintain an effective system of internal control over financial reporting could have a material and adverse effect on the trading price of our ordinary shares.

We are subject to reporting obligations under the U.S. securities law. The Securities and Exchange Commission, or SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, the independent registered public accounting firm auditing the financial statements of a company that is not a non-accelerated filer under Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, must also attest to the operating effectiveness of the company’s internal controls.

Our management has concluded that our internal control over financial reporting was effective as of December 25, 2010. Our independent registered public accounting firm was not required to attest to the operating effectiveness of our internal controls since we are a non-accelerated filer. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm (when required) may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and reduce investors’ confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our shareholders, otherwise harm our reputation or negatively impact the trading price of our ordinary shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with SOX 404 and other requirements of the Sarbanes-Oxley Act.

RISKS RELATED TO DOING BUSINESS IN CHINA

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiaries in the PRC. Our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations, and rules are not always uniform, and enforcement of these laws, regulations, and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. In addition, most of our executive officers and directors are residents of China and not of the United States, and substantially all the assets of these persons are located outside the United States. As a result, it could be difficult for investors to affect service of process in the United States or to enforce a judgment obtained in the United States against our Chinese operations and subsidiaries.

You may have difficulty enforcing judgments against us.

Most of our assets are located outside of the United States and most of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts. Our counsel as to PRC law has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security, or the public interest. So it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property, and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 5.9% and as low as -0.8%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.

Restrictions on currency exchange may limit our ability to receive and use our sales effectively.

The majority of our sales will be settled in RMB and U.S. dollars, and any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents, at those banks in China authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Because our business transactions are denominated in RMB and our funding and results of operations will be denominated in USD, fluctuations in exchange rates between USD and RMB will affect our balance sheet and financial results. Since July 2005, RMB is no longer solely pegged to the USD but instead is pegged against a basket of currencies as a whole in order to keep a more stable exchange rate for international trading. With the very strong economic growth in China in the last few years, RMB is facing very high pressure to appreciate against USD. Such pressure could result more fluctuations in exchange rates and in turn our business would be suffered from higher exchange rate risk. There are very limited hedging tools available in China to hedge our exposure in exchange rate fluctuations. The hedging tools that are available are also ineffective in the sense that these hedges cannot be freely preformed in the PRC financial market, and more important, the frequent changes in PRC exchange control regulations would limit our hedging ability for RMB.

Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.

Substantially all of our sales are earned by our PRC subsidiaries. However, as discussed more fully under Item 4, “Information on the Company—Business Overview—PRC Government Regulations—Dividend Distributions,” PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent company. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially adversely affect us.

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, generally referred to as Circular 75. Circular 75 and its implementing guidelines, issued in June 2007 (known as Notice 106), require PRC residents to register with the competent local SAFE branch before establishing or acquiring control over an offshore special purpose company, or SPV, for the purpose of engaging in an equity financing outside of China. See Item 4, “Information on the Company—Business Overview—PRC Government Regulations—Circular 75” for a detailed discussion of Circular 75 and its implementation.

We have asked our shareholders, who are PRC residents as defined in Circular 75, to register with the relevant branch of SAFE, as currently required, in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiaries. However, we cannot provide any assurances that they can obtain the above SAFE registrations required by Circular 75 and Notice 106. Moreover, because of uncertainty over how Circular 75 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 and Notice 106 by our PRC resident beneficial holders.

In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 75 and Notice 106. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident shareholders to comply with Circular 75 and Notice 106, if SAFE requires it, could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Our business and financial performance may be materially adversely affected if the PRC regulatory authorities determine that our acquisition of Oumei constitutes a Round-trip Investment without MOFCOM approval.

On August 8, 2006, six PRC regulatory agencies promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors which were further amended by PRC Ministry of Commerce, or MOFCOM, on June 22, 2009, or the 2006 M&A Rule. Among other things, the 2006 M&A Rule regulates “Round-trip Investments,” defined as having taken place when a PRC business that is owned by PRC individual(s) is sold to a non-PRC entity that is established or controlled, directly or indirectly, by those same PRC individual(s). See Item 4, “Information on the Company—Business Overview—PRC Government Regulations—Mergers and Acquisitions” for a detailed discussion of the 2006 M&A Rule.

Leewell acquired Oumei in 2007 from Mr. Weiqing Zhang and Ms. Xiaoyan Cheng. At the time of the acquisition, Leewell was owned and controlled by Mr. Li Zhou, a citizen of the Commonwealth of Australia, who was acting as a nominee for Mr. Zhang and Ms. Cheng. The PRC authorities could take the position that this transaction therefore constituted a “Round-Trip Investment” requiring the prior approval of the central office of MOFCOM in Beijing, which we did not obtain. If the PRC authorities take this position, they could invalidate our acquisition and ownership of our Chinese subsidiaries. If this were to happen, we would replace our ownership structure of Oumei with a series of contractual arrangements which would give us control over, and the economic benefit of, the operations of our Chinese subsidiaries. These arrangements are described more fully under Item 4, “Information on the Company—Business Overview—PRC Government Regulations—Mergers and Acquisitions.”

Additionally, the PRC regulatory authorities may take the view that these transactions require the prior approval of the China Securities Regulatory Commission, or CSRC, before MOFCOM approval is obtained. If we cannot obtain MOFCOM or CSRC approval if required by the PRC regulatory authorities to do so, the PRC regulatory authorities may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our financing activities in other countries into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares.

Under the New Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed a New Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. See Item 4, “Information on the Company—Business Overview—PRC Government Regulations—Dividend Distributions” for a detailed discussion of the EIT Law.

It remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that our non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practices Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties, and make most of our sales in China. The PRC also strictly prohibits bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents, or distributors of our Company, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents, or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

RISKS RELATED TO THE MARKET FOR OUR ORDINARY SHARES

There is no current trading market for our ordinary shares, and there is no assurance of an established public trading market, which would adversely affect the ability of our investors to sell their securities in the public market.

Our ordinary shares are not currently listed or quoted for trading on any national securities exchange or national quotation system. We have applied for the listing of our ordinary shares on the NASDAQ Global Market under the symbol “OMEI”. There is no guarantee that the NASDAQ Global Market, or any other exchange or quotation system, will permit our shares to be listed and traded. If we fail to obtain a listing on the NASDAQ Global Market, we may seek quotation on the OTC Bulletin Board. FINRA has enacted changes that limit quotations on the OTC Bulletin Board to securities of issuers that are current in their reports filed with the SEC. The effect on the OTC Bulletin Board of these rule changes and other proposed changes cannot be determined at this time. The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the NASDAQ Global Market. The quotation of our shares on the OTC Bulletin Board may result in a less liquid market available for existing and potential stockholders to trade our shares, could depress the trading price of our ordinary shares and could have a long-term adverse impact on our ability to raise capital in the future.

The price of our ordinary shares could be volatile and could decline at a time when you want to sell your holdings.

We have applied to have our ordinary shares listed on the NASDAQ Global Market under the symbol “OMEI”. Although we believe that the NASDAQ listing will improve the liquidity for our ordinary shares, there is no assurance that the listing will improve volume, reduce volatility and stabilize our share price. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly. These factors include:

  our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

  changes in financial estimates by us or by any securities analysts who might cover our stock;

  speculation about our business in the press or the investment community;

  significant developments relating to our relationships with our customers or suppliers;

  stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the real estate industry;

  customer demand for our projects;

  investor perceptions of the real estate industry in general and our company in particular;

  the operating and stock performance of comparable companies;

  general economic conditions and trends;

  major catastrophic events;

  announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

  changes in accounting standards, policies, guidance, interpretation or principles;

  loss of external funding sources;

  failure to maintain compliance with NASDAQ rules;

  sales of our ordinary shares, including sales by our directors, officers or significant shareholders; and

  additions or departures of key personnel.

Securities class action litigation is often instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources.

Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, from September 2008 until June 2009, securities markets in the United States, China and throughout the world experienced a historically large decline in share price. These market fluctuations may adversely affect the price of our ordinary shares and other interests in our company at a time when you want to sell your interest in us.

We may be subject to penny stock regulations and restrictions and you may have difficulty selling our ordinary shares.

The SEC has adopted regulations which generally define so-called “penny stocks” as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. If our ordinary shares become a “penny stock”, we may become subject to Rule 15g-9 under the Exchange Act, or the Penny Stock Rule. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our ordinary shares will qualify for exemption from the Penny Stock Rule. In any event, even if our ordinary shares were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock if the SEC finds that such a restriction would be in the public interest.

We do not intend to pay dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our ordinary shares. Accordingly, investors must be prepared to rely on sales of their ordinary shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our ordinary shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

Holders of our ordinary shares may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, and by the Companies Law (2010 Revision) and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, shareholders may have more difficulty in protecting their interests in the face of actions by our management or board of directors than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less developed nature of Cayman Islands law in this area.

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of our shareholders. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether and to what extent and at what times and places and under what conditions or regulations our accounts, books and documents, or any of them, shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right of inspecting any account, book or document except as conferred by applicable law or the relevant code, rules and regulations of the exchange on which our shares are listed (if any), or authorized by our directors or by ordinary resolution of our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Provisions of our articles of association and Cayman Islands corporate law may impede a takeover or make it more difficult for shareholders to change the direction or management of the Company, which could reduce shareholders’ opportunity to influence management of the Company.

Our articles of association permit our board of directors to issue up to 20,000,000 preference shares from time to time, with such rights and preferences as they consider appropriate. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights and redemption rights provisions. The issuance of any preference shares could reduce the value of such ordinary shares. In addition, specific rights granted to future holders of preference shares could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the board of directors to issue preference shares could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent shareholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our ordinary shares.

ITEM 4.     INFORMATION ON THE COMPANY

History and Development of the Company

General

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association, the Companies Law (2010 Revision) and the common law of the Cayman Islands. We organized in the Cayman Islands on March 10, 2006 under the name “Dragon Acquisition Corporation” as a blank check development stage company formed for the purpose of acquiring an operating business, through a stock exchange, asset acquisition or similar business combination. From our inception until we completed the reverse acquisition of Leewell described below, our operations consisted entirely of identifying, investigating and conducting due diligence on potential businesses for acquisition. As a result of our reverse acquisition of Leewell, we assumed the business and operations of Leewell and its Chinese subsidiaries. On August 6, 2010, we changed our name from “Dragon Acquisition Corporation” to “China Oumei Real Estate Inc.” to more accurately reflect our new business operations.

Our principal business office is located in China at Floor 28, Block C, Longhai Mingzhu Building, No.182 Haier Road, Qingdao 266000. The telephone number at our executive offices is (86) 532 8099 7969. Our registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and our registered agent is Maples Corporate Services Limited. We maintain a website at www.chinaoumeirealestate.com that contains information about our company, but that information is not part of this report.

Reverse Acquisition of Leewell

On April 14, 2010, we completed a reverse acquisition transaction through a share exchange with Leewell whereby we acquired 100% of the issued and outstanding capital stock of Leewell in exchange for 29,235,000 ordinary shares, which shares constituted 94.31% of our issued and outstanding shares on a fully-diluted basis as of and immediately after the consummation of the reverse acquisition. The share exchange transaction with Leewell was treated as a reverse acquisition, with Leewell as the acquirer and China Oumei Real Estate Inc. as the acquired party.

As a result of our acquisition of Leewell, we now own all of the issued and outstanding capital stock of Leewell, which in turn owns Oumei and its Chinese subsidiaries and Oumei Weiye. Leewell was established in Hong Kong on August 10, 2007 to serve as an investment holding company. Oumei was established in the PRC on May 15, 2001. Its principal activities include the development and sales of residential and commercial properties in Qingdao and its nearby cities, or Greater Qingdao, and other cities in Shandong Province, China.

On September 20, 2007, Leewell acquired 100% of the equity interests in Oumei from its shareholders for RMB 97,010,000 (approximately $13.1 million). In October 2007, the acquisition was approved by the appropriate Chinese authorities, and Oumei’s status changed from a Chinese domestic company to a wholly-owned foreign enterprise.

Oumei has three branch offices, located in Jimo, Pingdu, and Laixi, and has purchased the following nine Chinese subsidiaries:

  Weihai Mingwei, purchased on January 19, 2008 for RMB 110,000,000 (approximately $15 million);

  Longhai Hotel, purchased on January 22, 2008 for RMB 110,000,000 (approximately $15 million);

  Weihai Economic, purchased on January 23, 2008 for RMB 140,000,000 (approximately $19 million);

  Qingdao Xudong, purchased on January 24, 2008 for RMB 60,000,000 (approximately $8.3 million);

  Weifang Longhai Industry, purchased on August 27, 2008 for RMB 30,000,000 (approximately $4.4 million);

  Weifang Longhai Zhiye, purchased on August 28, 2008 for RMB 30,000,000 (approximately $4.4 million);

  Weifang Qilu, purchased on August 29, 2008 for RMB 40,000,000 (approximately $5.8 million);

  Caoxian Industrial, purchased on June 25, 2009 for RMB 15,000,000 (approximately $2.2 million); and

  Longhai Real Estate, purchased on September 25, 2009 for RMB 20,000,000 (approximately $2.9 million).

On March 5, 2010, Leewell established Oumei Weiye in the PRC as a vehicle to seek future acquisition opportunities in Laoshan District.

See Item 4, “Information on the Company—Corporate Structure” below for more details of our current organizational structure.

Financing Transaction

On April 14, 2010, we also completed a private placement transaction with a group of accredited investors. Pursuant to the Subscription Agreement, we issued to the investors an aggregate of 2,774,700 units for a purchase price of $11,098,800, or $4.00 per unit. Each unit consists of one 6% Convertible Preference Share, or Preference Share, and one warrant to purchase 0.5 ordinary shares, or the Warrants. See Item 10, “Additional Information—Memorandum and Articles of Association—Rights and Obligations of Shareholders” below for a description of our Preference Shares. The Warrants have a term of 5 years, are exercisable on a net exercise or cashless basis and are exercisable by investors at any time after the closing date. The Warrants had an initial exercise price of $6.00 per share (subject to customary adjustments), however, the exercise price of the Warrants has been adjusted as described below.

Pursuant to the Subscription Agreement, we were obligated to file a registration statement covering the resale of the ordinary shares underlying the Preference Shares and the Warrants no later than thirty (30) days following the closing date and use our best efforts to cause the registration statement to be declared effective under the Securities Act as promptly as possible, but in no event later than 180 days following the closing date, or October 11, 2010. Under the Subscription Agreement, if we did not timely file the required registration statement, or if it was not declared effective by the SEC in a timely manner, then we were obligated to pay to each investor a liquidated damages fee of 1% of such investor’s investment per month, for up to a maximum of 10% of each investor’s investment pursuant to the Subscription Agreement. Pursuant to an amendment to the Subscription Agreement that we entered into with the investors on October 11, 2010, we amended the Subscription Agreement to provide that, in lieu of the cash liquidated damages amount that would otherwise have been payable by us for our failure to cause the registration statement to be declared effective within the prescribed period, we are required to reduce the initial exercise price of the Warrants issued to each investor in the private placement by $0.08 per calendar month, or portion thereof, until such time that the registration statement is declared effective by the SEC; provided that, in no event will we be obligated to reduce the initial exercise price of the Warrants by more than $0.80 in aggregate. The partial reduction of the initial exercise price of the Warrants began on October 11, 2010 and applies on a daily pro-rata basis for any portion of a calendar month prior to the effectiveness of the registration statement.

In connection with the private placement, we entered into a make good escrow agreement, or the Make Good Escrow Agreement, with Longhai Holdings Company Limited, or Longhai Holdings, our controlling shareholder, Collateral Agents, LLC, the escrow agent, and Access America Investments, LLC, as representative of the investors, pursuant to which the parties agreed to certain “make good” provisions in the event that we do not meet certain financial performance thresholds for fiscal years 2010 and 2011. Pursuant to the Make Good Escrow Agreement, the parties agreed to the establishment of an escrow account and Longhai Holdings delivered into escrow certificates evidencing 7,500,000 ordinary shares held by it, to be held for the benefit of the investors. Under the Make Good Escrow Agreement, we established minimum after tax net income thresholds (as determined in accordance with GAAP and excluding any non-cash expenses and one-time expenses related to the reverse acquisition of Leewell and the private placement transaction) of $40 million for fiscal year 2010 and $60 million for fiscal year 2011 and minimum earnings per share thresholds (calculated on a fully diluted basis and including adjustment for any stock splits, stock combinations, stock dividends or similar transactions, and for shares issued in one public offering or pursuant to the exercise of any warrants, options, or other securities issued during or prior to the calculation period) of $1.13 for fiscal year 2010 and $1.70 for fiscal year 2011. If our after tax net income or earnings per share for either fiscal year 2010 or fiscal year 2011 is less than 90% of the applicable performance threshold, then the performance threshold will be deemed not to have been achieved, and the investors will be entitled to receive ordinary shares based upon a pre-defined formula agreed to between the parties. The parties agreed that, for purposes of determining whether or not any of the performance thresholds is met, the release of any of the escrowed shares and any related expense recorded under GAAP shall not be deemed to be an expense, charge, or any other deduction from revenues even if GAAP requires contrary treatment or the annual report for the respective fiscal years filed with the SEC by the Company may report otherwise. We met such financial performance thresholds for fiscal year 2010.

In connection with the private placement, we also entered into a lockup agreement with Longhai Holdings and each of our directors and officers, pursuant to which each of them agreed not to transfer any of our capital stock held directly or indirectly by them for an eighteen-month period following the closing of the private placement.

Business Overview

Overview

We are one of the leading real estate development companies located in Qingdao, Shandong province, China. We began operations in 2001, and in 2010 we were recognized in the official City of Qingdao Commission of Development & Construction’s evaluation as one of the ten most outstanding real estate developers in Qingdao, measured by a combination of revenue, customer satisfaction, as well as several other factors.

We develop and sell residential and commercial properties, targeting middle and upper income customers in the coastal region of the Shandong peninsula (Greater Qingdao) located in northeastern China, including the cities of Qingdao, Weihai and Yantai, as well as other inland locations, such as Weifang.

Since our inception, we have completed 17 projects having a gross floor area, or GFA, of 1,461,996 square meters, of which approximately 96% has been sold. In addition, we have seven projects under construction with a total GFA of 540,201 square meters.

In fiscal year 2010, our total sales increased 17.2% to $110.5 million from $94.3 million in fiscal year 2009. Our gross profit decreased 7.5% to $33.3 million in fiscal year 2010 from $36.0 million in fiscal year 2009, while our net income increased 65.2% to $34.9 million in fiscal year 2010 from $21.2 million in fiscal year 2009

Our mission is to provide high-quality, comfortable, and convenient living space to middle and upper income customers, primarily in Shandong Province and in other provinces in China, while also earning for our shareholders an internal rate of return that exceeds our cost of capital. We expect to increase our market share through aggressive internal growth and prudent acquisitions in Shandong Province and in other provinces in China. Our goal is to be one of the top two real estate developers in Greater Qingdao in the next five years by capturing and exploiting the growth opportunities in Shandong Province and by providing the most desirable coastal and inland apartments to middle and upper income customers, as well as by increasing our development of commercial properties.

Our Industry

The Real Estate Industry in China

China’s real estate sector is in the early stage of a long-term growth cycle, supported by growth in its gross domestic product, or GDP, rising demand for housing, and substantial structural changes.

China has experienced rapid economic growth in the last 20 years. According to the National Bureau of Statistics, from 2004 to 2009, China’s GDP achieved an annualized growth rate of 16.4% and its GDP per capita achieved an annualized growth rate of 15.7%. In 2009, China’s GDP was RMB 34.1 trillion and its per capita GDP was RMB 25,575. In 2010, China’s GDP was RMB 39.8 trillion. The official per capita GDP data for 2010 is not yet available as of the date of this report.

Despite the recent global economic recession, China is expected to achieve relatively good economic growth in the next several years, compared to many other major economies in the world.

China’s real estate bull market began more than six years ago. Despite the moderations in growth caused by the global economic weakness in 2008 and 2009, we believe the structural forces in China support continuing good demand for real estate in China during the next 10 years. The two primary drivers for this long-term real estate demand in China are urbanization (which includes both the expansion and development of cities and the dramatic migration of people from rural to urban areas) and the rising disposable income per capita in the cities.

Increasing Urbanization

At the end of 2009, 621 million people were living in urban areas, accounting for 46.6% of total population of 1.33 billion, according to the National Bureau of Statistics of China. The Ministry of Housing and Urban-Rural Development of China estimated in 2007 that China’s urban population in 2015 would exceed 800 million people.

Another source, the United Nations’ State of World Population 2007, reported that approximately 18 million people in China are expected to migrate from rural to urban areas each year, and that the urban population would reach about 870 million people in the next 10 years.

The rural to urban migration is likely to continue, both because of the potential for higher income and greater wealth accumulation, and because of the evolution of China’s farming toward larger-scale and more efficient methods that require fewer people to do the agricultural work.

With the substantial housing demand created by the structural shift of the migration, the urban real estate market has been thriving. That long-term trend is expected to continue.

Increasing Disposable Incomes

According to the 2010 annual report of the National Bureau of Statistics of China, disposable income per capita in urban areas between 2000 and 2009 has grown at a compound average annual growth rate of 11.8%, from RMB 6,280 (approximately $919) in 2000 to RMB 17,175 (approximately $2,583) in 2009. As disposable income per capital increases, urban residents are motivated to improve their living conditions by purchasing new or larger properties, demonstrated by urban living expenses per capita in the same years that have steadily increased at a compound annual growth rate of 10.5%, from RMB 4,998 (approximately $732) in 2000 to RMB 12,265 (approximately $1,845) in 2009, which is the most recent year available for this measurement in the government’s official database.

Rural dwellers are drawn to cities primarily by the potential of higher incomes and greater wealth, because urban jobs generally pay higher wages and salaries.

The latest data from the National Bureau of Statistics of China shows that both disposable income and wealth accumulation are higher for urban dwellers and confirms the economic attractiveness of the migration from rural to urban areas.

Annual per capita disposable income and expenses (RMB)	2002	2003	2004	2005	2006	2007	2008	2009
Urban per capita
Disposable income of urban households	7,703	8,472	9,422	10,493	11,760	13,786	15,781	17,175
Consumption expenditures of urban households	6,030	6,511	7,182	7,943	8,697	9,998	11,243	12,265
Net increase in wealth, urban	1,673	1,961	2,240	2,550	3,063	3,789	4,538	4,910
Rural per capita
Net income of rural households	2,476	2,622	2,936	3,255	3,587	4,140	4,761	5,153
Living expenditures of rural households	1,834	1,943	2,185	2,555	2,829	3,224	3,661	3,993
Net increase in wealth, rural	642	679	751	700	758	917	1,100	1,160

Growth of the Chinese Real Estate Industry

The growth in China’s real estate industry is reflected in the growth of investment in real estate development, total GFA sold, and average home prices. According to the National Bureau of Statistics of China, total investment on real estate development in 2009 was RMB 4.307 trillion (approximately $630 billion), up 19.9% from 2008.

According to the National Bureau of Statistics of China, the total GFA of residential and commercial properties sold increased from 224.1 million square meters in 2001 to 937.1 million square meters in 2009, a CAGR of 19.6%.

Rising disposable income in the second-tier cities has lured top luxury goods manufacturers, including LVMH Group (one of the world’s largest luxury goods companies), to expand aggressively into key second-tier cities. The Chinese government has also been instrumental in stimulating regional growth by designating certain second-tier regions as priority zones. These actions are benefitting the Greater Qingdao area, our primary market. According to the Qingdao Municipal Bureau of Statistics, between 2000 and 2009, Qingdao’s urban disposable income per capita grew by a compound annual growth rate of 12.1% to RMB 22,368.

Recent Efforts by the Chinese Government to Cool Down the Real Estate Industry

In response to concerns over the scale of the increase in property investments, the PRC government has implemented measures and introduced policies to curtail property speculation and promote the healthy development of the real estate industry in China. On January 7, 2010, the PRC State Council issued a circular to control the rapid increase in housing prices and cool down the real estate market in China. It reiterated that the purchasers of a second residential property for their households must make down payments of no less than 40% of the purchase price and real estate developers must commence the sale within the mandated period as set forth in the pre-sale approvals and at the publicly announced prices. The circular also requested the local government to increase the effective supply of low-income housing and ordinary commodity housing and instructed the PBOC and the China Bank Regulatory Commission to tighten the supervision of the bank lending to the real estate sector and mortgage financing.

On February 25, 2010, the PBOC increased the reserve requirement ratio for commercial banks by 0.5% to 16.5% and has further increased it from 16.5% to 17.0% effective May 10, 2010. Further, in order to implement the requirements set out in the State Council’s circular, the MLR issued a notice on March 8, 2010 in relation to increasing the supply of, and strengthening the supervision over, land for real estate development purposes.

In April 2010, the PRC State Council issued a further circular, which provided as follows: purchasers of a first residential property for their households with a gross floor area of greater than 90 square meters must make down payments of no less than 30% of the purchase price; purchasers of a second residential property for their households must make down payments of no less than 50% of the purchase price and the interest rate of any mortgage for such property must equal at least the benchmark interest rate plus 10%; and for purchasers of a third residential property, both the minimum down payment amount and applied interest rate must be significantly higher than the relevant minimum down payment and interest rate which would have been applicable prior to the issuance of the circular (the specific figures shall be decided by the relevant bank on a case-by-case based on the principle of proper risk management). Moreover, the circular provided that banks can decline to provide mortgage financing to either a purchaser of a third residential property or a non-resident purchaser.

In September, 2010, the PRC’s seven state ministries and regulatory agencies jointly issued a further circular, which provided that commercial banks should suspend loans to third home buyers across the country and buyers who fail to provide proof of at least one year of local social security tax payments. It also provided that a 30% down payment requirement is applied to all purchasers of a first residential property. The circular also adjusted property transaction taxes and personal income taxes. It cut in half the transaction tax for buyers of non-luxury homes which are used as sole residence. The rate will be 1% for residential units of 90 square meters or smaller. In addition, for those who purchase a new home within one year of old home sales, income tax will be applied (it was previously exempted). The new policy limits the total number of properties bought by a single family within a certain period in some cities where price inflation is rapid, such as Beijing, Shanghai, Shenzhen and Hangzhou, etc. Property tax may start piloting in select cities in the near future, though we still expect issues relating to property tax implementation. Our major markets are not among the cities currently subject to the policy limits.

The purpose of these measures appears to be to curb price speculations in certain housing markets from two sides. On the demand side, the objective appears to be to constrain speculative trends by requiring tighter conditions and stricter bank loans for “second, third, fourth, or more” homes than are typical for primary home buyers. The policy makes it more difficult and more costly to purchase homes only for price speculation.

On the supply side, the government is endeavoring to push for a higher quantity of homes to meet the needs of low-income and middle-income buyers of primary homes.

In considering all the government’s housing policies, given (a) the supply of affordable housing is likely to increase in the next year, (b) the government regulation of loans to developers to reduce speculative building for speculative buyers, (c) pressures for supplying affordable housing for primary buyers, (d) possible competitive market pressures for lower pricing as speculative owners of existing but unoccupied homes try to sell before the market weakens, and (e) bank loan restrictions that reduce the cash available for non-primary homes, we believe that the likely result will be incentives for and market pressures on developers to supply affordable housing in higher volumes, while at the same time moderating or lowering both the prices and the number of housing units available in the speculative portion of the housing market.

Shandong Province

We conduct most of our operations in Shandong Province, including the city of Qingdao and two other smaller cities, Weihai and Weifang. Shandong Province, which includes Greater Qingdao, is located in northeastern China, on the gulf called the Bohai Sea and on the Yellow Sea. It includes the Shandong peninsula in the east and a central hilly complex surrounded by part of the intensively cultivated northern China Plain. The flood-prone Yellow River crosses northern sections. Wheat and soybeans are the chief crops, and wild silk is important on the peninsula. Major resources are the Shengli petroleum fields in the north and extensive coal deposits at Zibo, Boshan, and Zaozhuang. Jinan, the capital, and the Qingdao and Zibo municipalities are major urban areas. Settled as early as the 3rd century BC, Shandong was part of China during the Shang dynasty and played a major role in ancient Chinese history. It was venerated as the birthplace of the philosophers Confucius and Mencius. Shandong Province is approximately 153,300 square kilometers in area, with a population density of 1,859.9 people per square kilometer.

Greater Qingdao

Greater Qingdao includes the cities of Qingdao, Jimo, Laixi, Pingdu, and three smaller cities. Located in the China-Japan-Korea triangle, Qingdao is a one-hour flight from Seoul and a two-hour flight from Tokyo.

Qingdao is a major naval base, an industrial center, and a port on the Yellow Sea at the entrance to sheltered Jiaozhou Bay. The port, which rarely freezes over, serves the industrialized northern China Plain and was expanded in 1976 to include an oil terminal for large tankers on Huang Island.

The leading manufactured goods of the city include textiles, railroad equipment, rubber goods, fertilizer, and chemicals. Tsingtao beer, brewed here since Germany leased the Kiaochow territory (1898 – 1914), is sold around the world. Qingdao was transformed by the Germans from a small fishing village into a modern European-style industrial port in the early 20th century. As a result of the reform and industrial restructuring in the past two decades, major industries, including electronics and information technology, appliances, engineered materials, brewing, automobiles, and shipbuilding, have grown dramatically in Qingdao. The Shandong Oceanography College is also located here.

Qingdao is considered one of the most livable cities in China as reported by various Chinese media outlets including CCTV. As one of China’s top ten economically dynamic cities ranked by the National Bureau of Statistics of China, Qingdao has an excellent environment for investment and living. It offers fairly priced markets, good infrastructure facilities, comfortable living conditions, efficient government operations, sound public security, good personal and property safety, and glorious days in the city, at the beach, sailing, or hiking in the mountains.

Economic Growth

Shandong has experienced rapid economic growth in the last 20 years. According to National Bureau of Statistics of China, Shandong’s GDP per capita increased from RMB 10,195 (approximately $1,492) in 2001 to 35,796 (approximately $5,232) in 2009, a compound annual growth rate of 17.0%.

Qingdao is the leading city in the Shandong peninsula, measured by GDP and GDP growth rate. As one of China’s top ten economically dynamic cites, GDP per capita in Qingdao exceeded $8,000 in 2009, making it the seventh most economically competitive city in China, according to the Qingdao Municipal Commission of Development and Reform.

Compared to tier-one cities, we believe Qingdao will continue its growth momentum for quite a few years. Its strong economic fundamentals should provide a solid foundation for growth in the real estate sector.

Qingdao hosted the sailing competitions of the Olympic and Paralympic Games in August and September 2008, which boosted the city’s economy due to the Olympic participants and visitors, as well as to the new fixed assets built to support the Olympic games and festivities, especially the Qingdao International Marina & Olympic Sailing Center. Built on the site of the former Beihai shipyard on Fushan Bay, the new Qingdao International Marina & Olympic Sailing Center covers a total area of 450,000 square meters, plus major and secondary breakwaters, an embankment, a quay, and the renovation of the shore wall. The facility serves as the home port of several sailing organizations. Qingdao hosted the Volvo Ocean Race 2008 – 2009 as the Chinese port city on the world circuit.

Economic Stimulus Plans

In response to the global financial and economic crisis, the Chinese government announced a RMB 4 trillion stimulus program on November 27, 2008. Subsequently, on March 6, 2009, the National Development and Reform Commission Director announced a reshaping of that economic stimulus package that retained the investment total of RMB 4 trillion but adjusted its focus. Within the RMB 4 trillion package, about RMB 400 billion will go toward civil works, including low-income housing and renovation, which we believe will benefit Shandong Province. Two additional categories (technology advances & industry restructuring for RMB 370 billion and infrastructure for RMB 1.5 trillion) are also expected to benefit industries in Qingdao, Weihai, Weifang, and the entire Shandong Province.

Source: Zhang Ping, National Development and Reform Commission Press Conference, March 6, 2009.

On February 26, 2009, China’s State Council reinforced China’s 2008 stimulus package by further measures to stimulate specific industries in 2009. The industries include automobile, iron and steel, textiles, equipment manufacturing, shipbuilding, electronics and information technology, petrochemicals, light industries, nonferrous metals, and logistics.

We believe China’s RMB 4 trillion stimulus package and its further efforts focused on 10 industries will improve Qingdao’s economy, further strengthen the region’s long-term competitive ability, and support the demand for middle and upper income housing, as well as the need for better commercial and office space, and a few world-class hotels. However, although individuals and governments around the world hope that government stimulus efforts will have the desired effects, the true benefit from these and perhaps additional stimulus efforts by local, provincial, and national governments in China, as well as by other countries, still remain uncertain.

The Qingdao Real Estate Market

Qingdao’s real estate market has experienced strong growth since 2001. The table below shows housing demand in Qingdao between 2003 and 2009. In 2009, GFA completed was 8.14 million square meters, and GFA sold was 12.62 million square meters, with an average price per square meter of RMB 5,576.

	2003	2004	2005	2006	2007	2008	2009	CAGR
GFA completed (millions m2)	5.52	6.35	8.11	6.54	6.41	6.72	8.14	6.7%
GFA sold (millions m2)	4.69	5.16	7.40	7.19	8.33	7.70	12.62	17.9%
Average price per sq. meter (RMB)	2,392	2,967	3,604	4,249	5,202	5,096	5,576	15.1%
Source: Qingdao Statistics Yearbook 2004 – 2010 & Qingdao Municipal Bureau of Statistics

Good demographic and economic factors, including emerging high-tech industries and increasing foreign capital inflow, bode well for Qingdao’s future growth.

Growth factors include the transition of certain industries to higher value-added business (especially high-technology and services), rising GDP per capita, increasing foreign investment, and expanding foreign retailing and hotel operations. Between 2000 and 2009, Qingdao’s GDP per capita achieved a 15.2% compound annual growth rate, while Qingdao’s urban disposable income per capita grew at a point-to-point compound annual growth rate of 12.1% from 2000 to 2009. The official GDP per capita data for 2010 is not yet available as of the date of this report.

In addition, efforts by Qingdao’s local government to create clear strategies, institute attractive policies, and invest in the necessary infrastructure are focused on creating favorable investment environments.

Qingdao is focused on expanding its three relatively new industries: its modernized seaport, tourism, and marine science. The city also continues to enlarge its traditional industries of electronics and home appliances; petrochemicals; automobile; locomotive; ship building; and engineered materials. With Qingdao’s base as a seaport, this robust city is also building a regional shipping center, a logistics center, a service center, a financial center, and a high-technology industry development center.

Qingdao’s thrust to expand its industries and its recent experience as the world’s host for the sailing events of the Olympics and Paralympics are combining to grow this energetic city as it increases its role in the global marketplace. Qingdao’s development is based on the concept of “three-point layout,” “one-line planning,” and “group development strategy.”

The “three-point layout” refers to the development of the Jiaozhou Bay region relying on the three basic points of the old urban districts of Qingdao, Huangdao, and Hongdao, and the construction of the new urban district by connecting the three points with a transoceanic bridge or undersea tunnel and the Jiaozhou Bay Expressway.

The “one-line planning” refers to building a coastal highway from Langyatai in Jiaonan to Tianhengdao Island in Jimo, which will connect all parts of the city to form a main urban development belt.

The “group development strategy” refers to the expansion of business groups on both sides of the coastal highway. There will be seven development groups respectively in Tianhengdao Island, Aoshan, Zhucheng, Hongdao, Huangdao, Jiaonan, and Langyatai, which will push forward the urbanization of the adjacent regions. To carry out the west coast development strategy and construct those seven areas, the municipal government will relocate ports to the western coast, and plans to establish an international port and an international transshipment port.

The Qingdao Economic and Technological Development Zone, or QETDZ, is one of the state-level economic and technological development zones approved by China’s State Council. The zone is located on the west coast of Jiaozhou Bay, which is connected to the Bohai Sea Economic Belt. It is in the center of the Greater Qingdao strategy that aims to create huge development potential. In the recent assessment report by the Department of Commerce of China, the Qingdao Economic Technology Development Zone was ranked fifth overall. The Qingdao Economic Technology Development Zone was regarded among the top ten in the areas of comprehensive competitiveness, infrastructure facilities, human resources supply, social and environment protection, and environment for technical innovation.

According to the official website of the Qingdao Economic Technology Development Zone, so far, a total of more than RMB 30 billion has been invested in the construction of infrastructure facilities in the zone. The Qianwan international port, inside the QETDZ, has a 100 million ton capacity, is the largest modern container deep-water dock in China, and links with more than 100 shipping routes to all parts of the world.

With the approval of the Shandong Provincial Government, Qingdao has established six provincial-level economic and technological development zones, including the development zones in Jimo, Laixi, Pingdu, Jiaonan, and Jiaozhou, and the Coastal economic and technology development zone. These development zones have complete infrastructure facilities with beneficial investment policies and convenient transportation.

The Weihai Real Estate Market

According to the Weihai Bureau of Statistics, approximately 4.0 million square meters of GFA were sold in Weihai in 2007, up 57.5% from 2006; approximately 4.0 million square meters were sold in 2008, down 1.0% from 2007; and approximately 5.7 million square meters were sold in 2009, up 42.1% from 2008.

The table below shows Weihai’s recent GFA completed, GFA sold, and average price per square meter for all commercial and residential property transactions in the city.

	2003	2004	2005	2006	2007	2008	2009	CAGR
GFA completed (millions m2)	1.73	1.55	2.39	2.66	3.91	4.06	5.82	22.4%
GFA sold (millions m2)	1.64	1.96	2.25	2.55	4.02	3.98	5.66	22.9%
Average price (RMB)	1,590	1,800	2,028	2,301	2,915	2,993	3,472	13.9%

Source: Weihai Statistical Yearbooks 2004 to 2010 & Weihai Municipal Bureau of Statistics

As reflected in the above chart, supply and demand have been almost matched in Weihai’s property market and both have increased over the last five years.

With total GFA sold of about 4.0 million square meters in 2008, the Weihai housing market has grown at a compound annual growth rate of 19.4% in the six years between 2003 and 2009.

Our Competitive Strengths

We believe the following strengths allow us to compete effectively in the Chinese real estate development industry:

  We have a proven track record of successful large-scale properties development. Since our inception in 2001, we have successfully completed 17 projects having a GFA of 1,461,996 square meters, of which approximately 96% has been sold. In addition, we have seven projects under construction with a total GFA of 540,201 square meters. All of our projects have featured modern facilities and attractive landscaping that provides comfortable and convenient lifestyles. Since our inception, we have focused on providing mid-sized apartments for middle-income residents and have gained an in-depth understanding of the preferences of our target customers. Most of the apartments we develop are units ranging from 40 square meters to 100 square meters, with an average price of less than RMB 4,000 per square meter (approximately $585 per square meter). Our ability to cater to our customers’ preferences has been a major factor in the growth of our business. By leveraging our experience and track record, we believe that we can penetrate into the real estate markets in other tier two and tier three cities in China.

  We have a widely recognized brand name in an attractive coastal market. We have received many awards that acknowledge the quality of our real estate developments. For example, in 2010, we were recognized in the official City of Qingdao Commission of Development & Construction’s evaluation as one of the ten most outstanding real estate developers in Qingdao, measured by a combination of revenue, customer satisfaction, as well as several other factors. In March 2007, the Company was named one of the nation’s elite “Trustworthy Homebuilders” by the National Commission of Housing Market Oversight and National Commission of Consumer Right Protection. In the same year, the Company’s Jiangnan Garden development project was voted one of the country’s “Top 100 Housing Development Projects” in terms of consumer satisfaction. In December 2006, the Company was ranked among China’s top 500 developers by the National Bureau of Statistics’ Department of Fixed Asset Statistics. We believe that the quality of our real estate developments and the recognition of our brand name by our customers are important to our success.

  We have an experienced management team. Our management team has extensive operating experience and industry knowledge. Our Chairman, Mr. Antoine Cheng, has many years of experience in working with businesses and has developed good business contacts, including in the real estate development business in China. Our Chief Executive Officer, Mr. Weiqing Zhang, has more than 15 years of experience in real estate development, during which he has successfully developed more than two million square meters of GFA and has also served in strategic planning and general administration functions. Our Chief Financial Officer, Mr. Zhaohui John Liang, has over 15 years of experience in real estate finance, investment and development, and previously oversaw the real estate portfolio of one of the largest U.S. retail chains with $9 billion in annual sales. This extensive industry experience is combined with extensive operating experience. For example, Mr. Yang Chen, our President, has more than 17 years of experience in accounting and financial management. All of executive officers have bachelor’s or master’s degrees in business administration or accounting. In addition, our staff is well trained and is motivated by our incentive programs. We offer employees a variety of relevant training programs.

  We have substantial land reserves at premier locations for use as new development projects. We believe that our ownership of premium land reserves and the fact that we have already planned the development of specific projects for some of those land reserves gives us an advantage over our competitors who do not have similar reserves and must acquire land before commencing their next projects. We characterize our locations as “premier” or “premium” because they have the following attributes: (1) irreplaceable location and high barrier to entry resulting from a very involved zoning process (a good example is the Longhai International Hotel site, located 10 meters away from the biggest city public beach of Northern China and on the very last commercial parcel on this stretch of beachfront); (2) location in high-density, downtown or center-city areas, with close proximity to commercial activity within the inner circles of traditional and established urban settings, with convenient transportation; and (3) land that commands considerably higher prices than its acquisition cost. Please see “Projects” for details about our land reserves.

  We have a strong financial profile and excellent credit record. Through credit facilities with top Chinese banks, including Industrial and Commercial Bank of China, who has given us a AA rating, we are able to prudently leverage our business and take advantage of business opportunities.

  We have a compelling growth strategy. We expect to continue our growth by: (i) achieving higher returns on projects by developing hotels and villas for upper income customers; (ii) continuing development of large middle income residential projects; (iii) expanding operations to other tier two and tier three cities in the Shandong Province and in other provinces in China; and (iv) acquiring projects from distressed developers.

Our Growth Strategy

We intend to increase our market share through aggressive internal growth and prudent acquisitions that are primarily focused on outstanding land or projects in the Shandong Province and in other provinces in China. We intend to achieve this objective by pursuing the following strategies:

  We plan to continue to expand in Shandong Province through new urban development projects. In the next five years we will continue to focus on real estate development along the coastline of the Shandong peninsula, particularly in the Qingdao and Weihai regions. Given our knowledge and experience, we expect to increase our market share in those areas. For example, our strategic plan includes construction of an office building and a large upper-income community of villas in coastal Weihai. We also plan to create a high-rise resort hotel on the Stone Old Man beach in Qingdao, where we already own the land rights. We believe that the Qingdao-Weihai region is one of the most suitable and beautiful living areas in China. The region also features good economic growth. We believe that the real estate market in the Qingdao-Weihai region will remain strong over the next several years, not only due to the market awareness created by the global media coverage of Qingdao and its Olympic sailing events, but also because of the unique attraction the region holds for international customers, travelers and investors.

  We plan to continue to provide cost-effective properties for middle income customers. The growing number of middle- income consumers in China has provided attractive and sustainable growth opportunities for real estate developers. As disposable incomes for urban residents increase, we believe they have strong motivation and sufficient financial capacity to improve their living conditions by purchasing new or better properties. We intend to capitalize on the growth opportunities by continuing to offer high-quality mid-sized residential units featuring modern designs and convenient facilities at competitive prices.

  We plan to penetrate the high-end real estate market. We intend to penetrate into the high-end real estate market by developing villas, hotels, and commercial and office buildings that generate high returns. We have three projects in planning in that category. The first is a large community of villas and hotel-serviced apartments on the beach in Weihai. The second is an office building in Weihai, the Weihai International Plaza, that we believe will generate both sales and continuing rental income for us. The third, the most interesting of our plans, is the luxury resort hotel, the Longhai Hotel, which will be located just across the street from the Stone Old Man beach in Qingdao. Construction for the hotel is expected to start in August 2011. The construction of Weihai International Plaza is nearly finished and we have obtained all necessary permits and licenses for this project. The other two projects are still in the planning stage and we have obtained the certificates for land use right regarding these two projects. We will obtain all other necessary permits and licenses when we move to the development phase. We do not anticipate any significant impediments to beginning construction of these two projects. The architectural and engineering firm we have selected is Epstein, headquartered in Chicago, a city famous for innovative architecture. We believe the upscale business and tourist volume in Qingdao will provide the sustained demand for such a beautiful luxury hotel. These high-end projects should generate higher returns on investment than middle-income residential properties.

  We plan to improve project management and cost control. We will improve our project management by adopting more stringent financial disciplines in our operations at each stage that will help us to increase our returns on our project investments. We will use our capital more effectively by better managing our assets, receivables and expenditures to attain pre-set targets. We will better anticipate the best land rights reserves for development and will be able to capture them at the lowest prices to maximize our potential returns on our land and on our project investments. Further benefits should include a more consistent cash flow from our pre-sales to achieve both better cash availability for our projects and a prudent debt-to-total-capital ratio that will keep us in the optimum range for our cost of capital. The results should be lower effective interest rates on our debt and better cost competitiveness for our company.

Project Development Process

Acquisition of Land Use Rights

We acquire land rights by (1) participating in public tender, auction, and listing for sales of land; (2) mergers or acquisitions of companies, including related companies, owning land use rights; and (3) purchasing distressed projects that have not been completed. After we have obtained the development rights for land, we usually are required to pay a land premium to acquire the land rights, in accordance with laws and regulations.

Specifically, we acquire many of our land rights from companies owned by Longhai Group, a company wholly-owned by Mr. Antoine Cheng, our Chairman. Longhai Holdings and Longhai Group are under common control, but do not have any other relationship. Longhai Group’s primary business is infrastructure and building construction. Through its infrastructure construction business, Longhai Group works with local governments and often finances (by agreeing to be paid sometime following the completion of construction instead of being paid as construction progresses) the government’s public infrastructure projects that can include old city relocation projects. In exchange for such financing, the local governments invite Longhai Group to bid for premium parcels of land for residential use at public auction or grant Longhai Group the right of first refusal to bid for industrial parcels for which Longhai Group already has land use rights, but whose use has been changed to real estate development. Such rights are provided to Longhai Group on a continuous basis by local governments, which is consistent with the government’s long-term policy. Since Longhai Group does not have the necessary license to engage in residential development in China, it often sells companies owning these land use rights to us so that we may develop these parcels using our real estate development license.

We acquired the following four subsidiaries that were wholly-owned or majority-owned by our affiliate, Longhai Group: Qingdao Xudong; which owns the land use rights for Dongli Garden Phase 1 and Phase 2; Weifang Longhai Industry, which owns the land use rights for Fuxiang Huayuan 1 & 2; Caoxian Industrial, which owns the land use rights for Xingfu Renjia 1 & 2; and Longhai Real Estate, which owns the land use rights for Longhai Mingzhu. The purchase terms for these four acquisitions are summarized as follows:

  On January 24, 2008, we acquired from Longhai Group and other unaffiliated shareholders of Qingdao Xudong 100% of their equity interests in Qingdao Xudong for RMB 60,000,000 (approximately $8.3 million). Longhai Group owned approximately 74% of Qingdao Xudong.

  On August 27, 2008, we acquired from the shareholders of Weifang Longhai Industry 100% of their equity interests in Weifang Longhai Industry for RMB 30,000,000 (approximately $4.4 million). Longhai Group owned approximately 95% of Weifang Longhai Industry. Mr. Antoine Cheng had substantive control over 100% of the acquired entity.

  On June 25, 2009, we acquired from the shareholders of Caoxian Industrial 100% of their equity interests in Caoxian Industrial for RMB 15,000,000 (approximately $2.2 million). Mr. Antoine Cheng had substantive control over 100% of the acquired entity.

  On September 25, 2009, we acquired from the shareholders of Longhai Real Estate 100% of their equity interest in Longhai Real Estate for RMB20,000,000 (approximately $2.9 million). Longhai Group funded the purchase. Mr. Antoine Cheng had substantive control over 100% of the acquired entity.

See Note 2, Acquisition of Subsidiaries, to our audited consolidated financial statements for detailed description of these transactions. Because the above acquisitions are considered as acquisitions from a related party, Mr. Antoine Cheng, the controlling person of both Longhai Group and our Company, determined the purchase price in each instance. In each case, Mr. Cheng determined that the purchase price should be at least the book value of each subsidiary (i.e., the total assets minus its intangible assets and liabilities), as adjusted for reasonable historical carrying costs and other expenses.

Longhai Group has not sold land use rights to other entities since our inception. Longhai Group is not obligated to present land use rights to us for purchase.

We also directly acquired the land use rights for the following projects from public auctions: Jiangnan Garden 1, 2, 3, 6 & 7, Decorative Materials Center, Shanghai Garden 1 – 3, Fenglin Oasis, Yuyuan Fengjing, Longze Yuyuan, Jiangshan Dijing, Shanshui Longyuan, Sunshine, and Huashan Town. In some cases, because Longhai Group does not have the necessary license to engage in residential development in China, and we hold the Level 1 Certificate of the Qualifications of Real Property Development Enterprises, Longhai Group allows us to directly participate in these auctions on its behalf as a related party under common control. The Company did not pay consideration to Longhai Group or parties related to Longhai Group for its right to participate in the public auctions on Longhai Group’s behalf. In these cases, the governmental land bureau holding the auction is given full disclosure that Longhai Group and the Company are related parties under common control, and that Longhai Group wishes to have us participate in the auction on its behalf. Our projects that utilize or utilized land use rights that we won from in this manner include: Jiangnan Garden 1, 2, 3, 6 & 7, Decorative Materials Center, Shanghai Garden 1 – 3, Fenglin Oasis, Yuyuan Fengjing, Longze Yuyuan, Jiangshan Dijing, and Shanshui Longyuan. The land use rights for the projects of Sunshine and Huashan Town were acquired solely by us from public auctions. We do not have any other related parties under common control that have the requisite licenses to develop residential property.

In addition, we acquired the following four subsidiaries, which own land use rights, through arms-length transactions from entities not related to Longhai Group or Antoine Cheng: Weihai Economic, which owns land use rights of Longhai International Plaza and Longhai Lidu 1&2; Weihai Mingwei, which owns land use right of Weihai Beach Resort; Weifang Longhai Zhiye, which owns land use right of Oumei Complex 1 & 2; and Weifang Qilu, which owns land use right of Qilu Textile Centre. See Note 2, Acquisition of Subsidiaries, to our audited consolidated financial statements for more details.

The government’s long term policy is to engage in on-going cooperation relationships with trusted and qualified contractors, such as Longhai Group, who has a proven track record in public projects, in order to meet the local municipalities’ long-term urban development, redevelopment and revitalization needs. Typically, the public projects involved are large-scale urban development, redevelopment, relocation, or revitalization undertakings that include land development, build-out of major highway systems, bridges and other infrastructure networks, and major public/governmental buildings. As part of these projects’ master planning, a portion of the land in the overall projects is zoned for real estate development uses. Due to insufficient governmental/public funding resources, many local governments enter into agreements with selected contractors, such as Longhai Group and its subsidiaries, in which the contractors agree to receive deferred payments for the development costs of the public portion. As the public portion of the projects is completed, the government proceeds to an auction process on the land use rights in connection with the land zoned for development uses. In Longhai Group’s case, the local governments invite Longhai Group to bid for parcels of land as a preferred candidate or grant Longhai Group the right of first refusal to bid for industrial parcels for which the Longhai Group already has land use rights, but whose use has been changed to real estate development. Very often we participate in these auctions on behalf of Longhai Group as a related party under common control. Regardless of who wins the auction, part of the governments’ proceeds from the auction is returned to Longhai Group to repay its pre-paid development costs. As long as these needs exist, and as long as Longhai Group provides financial benefit, we believe that the government will continue to consider Longhai Group and us preferred candidates in the bidding process of land parcels. Currently, Longhai Group’s subsidiaries continue to be engaged by local governments in on-going infrastructure projects.

Longhai Group always has to compete with other contractors and developers to participate in the development of public portions of development and redevelopment plans. The construction industry in China does not require a formal public bidding process for each development project. Local government agencies in various municipalities have different processes in selecting contractors to participate in public projects. Sometimes the process involves competitive formal bidding, in which case Longhai Group has to compete with other contractors based on various government-set criteria and participate in formal public bidding processes, while at other times local authorities simply select contractors based on specific qualification criteria, such as track record, experience in cooperating with the government in public projects, and/or financial capability in providing financing to local governments. In the latter case, there is no formal public bidding process involved. As a result, in both cases Longhai Group has to compete with other contractors for development of the public portions although a formal bidding process is not involved when the local government agencies select contractors simply based on specific qualification criteria as described above. Due to its long-term track record and deep experience in cooperating with the government in public projects, as well as its rare financial capability in providing financing to local governments from its own resources, in many cases, Longhai Group is very competitive and often selected by local governments.

Based upon our experience in the market in which we operate, while the government previously allowed land to be transferred from the government to private holders by agreement, regulations now provide that all land use rights are granted by way of a public auction, held by the land bureau of the relevant local government. A public invitation to bid is published in major newspapers and a deadline is set. The land bureau then appoints a project-specific task team to evaluate qualifications and bids submitted by developers. Qualification credentials examined by the government typically include: track record of development activity, financial strength, development qualification level under Certificates of the Qualifications of Real Property Development Enterprises issued by the Ministry of Housing and Urban-Rural Development (levels are 1 – 4), and experience/history in cooperating with the government in public projects. There is typically a comprehensive ranking system with points assigned to each qualification category. Bidders who do not meet all of the qualification requirements are disqualified. Both the bid amount and the overall points received in the ranking system are used to select which bidder is to be granted the land use rights. In many cases, the Company is one of very few bidders who meets all the requirements and scores very high in the ranking system. For example, in the markets we operate in, only a very small percentage of registered developers have been able to achieve the Level 1 Certificate of the Qualifications of Real Property Development Enterprises, which is the highest level of certificate granted by the Ministry of Housing and Urban-Rural Development. According to recent statistics conducted by the City of Qingdao Center of Housing Trade, as of November 1, 2010, there are 631 real estate developers registered in the City of Qingdao, while according to a December 2009 report by the governmental agency China Real Estate Association, only 9 real estate development companies (including us) in Qingdao have obtained the Level 1 Certificate. Nationwide, only 696 real estate development companies (including us) in China have obtained the Level 1 Certificate (the National Bureau of Statistics’ most recently published statistics shows that as of December 2008, there were 87,562 registered real estate developers in China). In addition, we have a long history of cooperating with Longhai Group in urban redevelopment projects that had public portions. In the scoring system, we also benefit from the fact that Longhai Group is our related entity under common control and we often participate in public auctions on behalf of Longhai Group. All of these factors, along with Longhai Group’s long-term track record with local governments, enable us to have a competitive advantage over other real estate developers in the public auction process. The successful bidder will be asked to enter into a written contract providing for the grant of the land use rights. Upon signing the contract, the grantee is required to pay the land premium and the contract is submitted to the local bureau, which then issues the land use right certificate.

Project Financing

We usually finance our real estate development projects through a combination of four sources: company cash, capital from investors, bank loans, and cash paid by customers when they sign pre-sales purchase agreements for their apartments. The proportion of the funding sources varies by project.

First, we select the site, acquire the land use rights, and cover the preliminary development costs using our own cash and capital from investors.

We next obtain loans from commercial banks and/or from investors to continue the project.

As our construction progresses, we reach the stage where we are permitted to begin selling the apartments and to complete pre-sales agreements with our customers. Our customers, in most cases, pay 100% of the apartment price in cash (including their mortgage financing, if needed) when they sign the purchase agreement. We have access to 95% of that cash, with 5% of the price retained by the bank until the apartment ownership is transferred to the buyer. The cash payments by our customers provide the remaining cash needed to complete the project.

The net proceeds from the sales of the properties are used to compensate investors and to add to our retained earnings. The cash cycle then begins again with the selection of new sites and the acquisition of the development and land rights.

Projects

Since our inception, we have completed 17 projects having a GFA of 1,461,996 square meters, of which approximately 96% has been sold. All of our housing projects have featured secured parking, cable TV access, hot water, heating systems and access to natural gas. Sales from those 17 projects have totaled $357 million.

We have seven residential and commercial project phases under construction with a total GFA of 540,201 square meters and expected sales of $333 million.

We have significant land use rights, consisting of three properties with a total land area of 192,505 square meters. On these properties, we plan to construct, among others, a luxury high-rise beach hotel, high-rise residential and commercial buildings and residential villas.

We classify our projects into three categories:

  Projects in planning, where we have obtained the land use rights and the construction has yet to start;

  Projects under construction, in which all buildings have not been completed; and

  Completed projects, where the construction of all buildings has been finished.

Projects in Planning

Our projects in planning, including land reserves, total three properties with a land area of 192,505 square meters.

The table below titled “Projects in Planning” shows estimates of our total sales, estimated total gross profit and estimated gross profit margin for each project currently in planning. The estimates are based on typical selling prices and costs per square meter, which are reasonably predictable in China’s current economy, as well as based on our experience in projects completed and under construction.

In regard to sales projections relating to each project described in the section headed “Projects in Planning,” the basis for these projections is comprised of two variables: each project’s total GFA in square meters to be sold and the projected unit sales price in dollars per square meters. The total projected sales for each project is therefore calculated by the following formula:

Projected sales = Projected GFA × Projected unit price

For properties that are under planning, the total projected GFA is calculated based on the following factors:

  the floor area ratio approved by governmental regulatory agencies in the land grant contract, which is the ratio of the total floor area of buildings on each particular site to the size of the land of that location, or the limit imposed by zoning regulations and the regulatory agencies on such a ratio. Expressed as a formula, floor area ratio equals total covered area on all floors of all buildings on a certain parcel divided by area of the parcel. Therefore, the maximum allowable GFA that can be constructed on each particular site is calculated by multiplying the floor area ration by the size of the parcel.

  physical and design adjustments, which are typically applied to the maximum allowable GFA in order to arrive at a projected GFA to be constructed and sold. These adjustments are typically provided through a combination of the Company’s Engineering Department and professional engineering/architectural services that we use. The projected GFA is typically subject to further adjustment upon completion of construction blueprints.

For unit price projections, we use the market comparable method and take into consideration site-specific zoned uses. The primary basis for such estimates is our proprietary internal projections. We use our internal database of historical comparable selling prices in the same market for the same product type (residential, office, commercial, etc.), in arriving at the unit price estimates for each project. In addition, we typically interview experienced local real estate brokers and gather comparable data of similar properties in the same trade area being traded within a reasonable period of time, in coming up with comparable unit prices. However, these brokers do not typically engage in a thorough review process with us and do not provide written reports.

In regard to profit projections, we deduct our pro forma development costs (including acquisition cost for land use rights, construction cost, design/engineering cost, legal fees, governmental approval costs and other costs of sales) from the sales projection discussed above, and arrive at the estimated gross profit. The projected profit for each project is therefore calculated by the following formula:

Projected profit = Projected sales – Pro forma development costs

The basis for projecting the pro forma development costs is our proprietary database of historical development costs of similar projects in the same or comparable markets. In making these cost projections, we also follow guidelines provided in the Construction Cost Budget Standard Index published by the Government of Shandong Province, a widely accepted construction cost index in the real estate industry in our markets. The accuracy of the projections is helped by the fact that acquisition cost for land use rights, one of the primary components of development costs, is already known. We do not typically retain outside firms in making development cost projections.

In regard to sales projections, we use the market comparable method, taking into consideration site-specific zoned uses, in computing the total sales projection for each of these projects. We typically apply our local knowledge based on our substantial past experience in the specific market, as well as consult experienced local real estate brokers and gather comparable data of similar properties in the same trade area being traded within a reasonable period of time, in coming up with comparable prices.

In regard to gross profit projections, we deduct our pro forma development costs (including land cost, construction cost and other costs of sales) from the sales projection, and arrive at the estimated gross profit.

Estimated total sales, total gross profit, and gross profit margin shown in projects in planning assume that 100% of the total available gross floor area will be sold during the project’s selling period, which typically extends up to two years or so after construction has been completed, although in some cases we may further extend the selling period until all units are sold. In some cases, after most of the apartments or commercial space have been sold, a few units will remain unsold, at which point we typically lease out the space to have it generate revenue while still keeping the unit listed as available for sale but under lease. After some period of leasing, we typically will sell the unit at a large discount to complete the sales of all the units.

Our projections are subject to a number of limitations. Our projects in planning do not yet have specific dates for the commencement and completion of construction. These dates are primarily determined by the availability of funds to initiate and complete the projects. The projects typically take from 1.5 to 3.5 years to complete, depending mainly on the square meters to be constructed, height of the buildings, number of buildings, and complexity of the projects. Our Longhai Hotel project is also subject to securing a luxury global hotel company that would be the building’s long-term tenant. The hotel’s design, construction, fittings, and finish would be jointly made final by the global hotel company and us before construction begins. This long-term tenant has not yet been secured.

Because the dates of the commencement and completion of construction for the projects in planning have not yet been determined and we do not know the number of ordinary shares that would be outstanding in the future years when the projects may be under construction and reach completion, we have not provided potential or estimated earnings per share contributions for each project because they are unlikely to be accurate and could be misleading. We did not retain an outside firm to review the projections. The numbers shown are single best estimates. We expect to update the data in the Projects in Planning table at least annually in our earnings news release, related Report on Form 6-K and our Annual Report on Form 20-F. If the projects in planning change materially during the year, we expect to update the table in our quarterly earnings news release and its related Report on Form 6-K.

Projects in Planning

U.S. dollars in millions						Estimated
							Total	Total	Gross
						Total	cost of	gross	profit
				Land	GFA	sales(1)	sales(2)	profit	margin
	Project Name	Location	Type	sq. m.	sq. m.	$	$	$	%
1	Longhai Hotel	Qingdao	Hotel	7,572	80,000	400.0	139.5	260.5	65.1%
2	Weihai Beach	Weihai	Low Density
	Resort		Residential	127,082	81,200	190.3	95.5	94.8	49.8%

				134,654	161,200	590.3	235.0	355.3	60.2%
_______
(1)

See discussions in “Projects in Planning” above for the methodology we used in estimating the sales prices. We use our internal database of historical comparable selling prices in the same market for the same product type, combined with comparable sales data provided by local brokers and widely used Web-based real estate brokerage firms, such as Soufun.com and Cityhouse.cn, in arriving at the unit price estimates for each project.

(2)

See “Projects in Planning” above for discussions of our estimation of cost of sales. Estimated cost of sales is comprised of our pro forma development costs, including land acquisition cost, construction cost, legal, approval and permitting fees, project financing cost, professional fees, infrastructure cost and fees imposed by municipalities, and various other soft costs. Excluded from the cost of sales estimations are selling, general and administrative expenses and other non-project-specific costs. The land acquisition cost is the price (historical cost or book value) we paid at the time of purchase of the land use right, and therefore has already been established. All other costs are estimations. Please refer to “Projects under Construction” for discussions on the finalization of the construction cost during the development process. The duration of the projects may affect certain costs, particularly project financing cost if the project experiences unexpected delays and we have to incur extra borrowing cost. However, since we typically pre-negotiate lump-sum construction contracts with our contractors, the construction cost is usually not affected by the delay.

Land reserves are essential for our future developments. Currently we have in inventory three parcels for which we own the land use rights. Those land use rights were acquired mainly through our purchase in 2008 of our project companies and subsidiaries that already owned the rights. The registration of those land use rights was completed in August 2008. Some of the land has been selected for specific projects while the projects for the other parcels are to be determined. The following table lists the land rights we own.

Our land reserves shown below include some of the projects in planning shown in the table above.

Land Reserves for Projects in Planning

U.S. dollars in millions
						Land
					Land	Cost(1)
	Land or Project Name	Location	Type	Date Acquired	sq. m.	$
1	Longhai Hotel	Qingdao	Hotel	November 2006	7,572	12.6
2	Weihai Beach Resort	Weihai	Low Density Residential	May 2000	127,082	40.4
3	Huashan Town	Jimo	Industrial	April 2007	57,851	1.9

					192,505	54.9

_______
(1) Land cost reflects the price (historical cost or book value) we paid at the time of purchase of the land.

Projects Under Construction

We have seven residential and commercial project phases under construction with a total GFA of 540,201 square meters and expected sales of $333 million.

The table below titled “Projects Under Construction” includes our estimated total sales, estimated total gross profit, and estimated gross profit margin for each project currently under construction.

The estimates are based on the following factors: At the time construction starts, the costs per square meter for each project under construction are reasonably predictable because the construction costs are generally specified in the construction contracts. The selling prices per square meter are estimated using a combination of (1) a selection from a typical range of estimated percentage markups from the estimated costs per square meter, (2) the selling prices per square meter for comparable properties currently selling in the market, and (3) the estimated potential change in the selling prices during the period in which the apartments are being sold. The period of sales for each project can range from six months to approximately six years. We estimate that approximately 80 percent of the units will be sold in the first three years and the remaining 20 percent will be sold in years four through six. Typically, projects with a longer construction/sales period are often those constructed in sequential phases. Additionally, in China, apartments are generally pre-sold during construction, unlike in the United States where apartments are usually sold only after the construction has been completed. This sales method often accounts for the higher percentage of sales in the earlier years of the multi-phase projects.

In estimating potential changes in selling prices during construction and prior to sales, we also consider our estimate of the direction and magnitude for the economy in China and in the local geographic region where each project is located, the change in consumers’ buying power that result from potential economic changes, and potential changes in taxation, available purchase financing, and government policies that influence housing and commercial property purchases, as well as likely changes in the market inventory of apartments or commercial space to be sold. We also consider our experience in selling prices and construction costs for projects that have been recently completed and for our other projects currently under construction.

Estimated total sales, total gross profit, and gross profit margin shown in projects under construction assume that 100% of the total available gross floor area will be sold during the project’s selling period, which can extend up to two years or so after construction has been completed. In some cases, after most of the apartments or commercial space have been sold, a few units will remain unsold, at which point we typically lease out the space to have it generate revenue while still keeping the unit listed as available for sale but under lease. After a period of leasing, we typically will sell the unit at a large discount to complete the sales of all the units.

Because the estimated gross profit for projects under construction is subject to changes in selling prices, market demand, and the other factors listed above, and because we do not know the number of ordinary shares that would be outstanding in the future years when the projects under construction may reach completion, we have not provided potential or estimated earnings per share contributions for each project because they are unlikely to be accurate and could be misleading. We did not retain an outside firm to review the projections. The numbers shown are single best estimates. We expect to update the data in the Projects Under Construction table at least annually in our earnings news release, related Report on Form 6-K and our Annual Report on Form 20-F. If the Projects Under Construction change materially during the year, we expect to update the table in our quarterly earnings news release and our related Report on Form 6-K.

Projects Under Construction

U.S. dollars in millions									As of
									March 25, 2011			Estimated Total

										Total	Gross		Total	Gross
									Total	gross	profit	Total	gross	profit
					Land	GFA	Total	Units	sales	profit	margin	sales	profit	margin(1)
	Project Name	Location	Start	Finish	sq. m.	sq. m.	units	sold	$	$	%	$	$	%
1	Qilu Textile Centre residential	Weifang	2007.03	2011.04	72,056	67,942	705	665	18.3	9.7	53%	19.8	10.5	53%
2	Weihai International Plaza	Weihai	2009.09	2011.06	9,058	45,828	447	165	13.6	5.1	38%	68.1	33.2	49%
3	Oumei Complex 2	Weifang	2010.03	2012.12	42,544	70,587	556	133	65	3.0	46%	34.3	13.4	39%
4	Dongli Garden Phase 1	Qingdao	2008.12	2012.12	175,508	213,315	2,280	1,370	71.7	42.4	59%	84.2	27.8	33%
5	Longhai Mingzhu	Qingdao	2006.09	2011.06	9,700	51,902	356	261	59.7	31.3	52%	74.7	37.8	51%
6	Xingfu Renjia 2	Caoxian	2010.05	2011.09	99,234	58,768	540	283	11.2	5.7	51%	23	12.2	53%
7	Jiangshan Dijing	Laixi	2010.10	2012.04	27,626	31,859	224	-	-	-	-	28.4	10.2	36%

					435,726	540,201	5,180	2,877	181	97.2	54%	332.5	145.1	43.6%
_______
(1)

The gross profit margin for each project is subject to fluctuation during the development and selling periods, due to various factors such as general trends in selling prices discussed above, promotional campaigns in certain stages of the selling process, unit price variances caused by different design features from unit to unit and various selling schedules for different types of units in different stages of the development but within the same project.

Completed Projects

Since our inception, we had completed 17 projects having a total GFA of 1,461,996 square meters, of which approximately 96% has been sold. Sales from those projects totaled $357 million, gross profit was $134 million, and the projects earned a consolidated return on investment of 60.1%.

Although our typical selling period lasts no more than 2 years after the completion of construction, which is evidenced by the selling history of the majority of our completed projects, we have extended the selling period of the Fenglin Oasis, Yuyuan Fengjing, Longze Yuyuan, and Shanghai Garden 3 projects. The remaining GFA for these projects still remains in the prolonged selling period as of March 25, 2011, and the selling period will end as soon as they are sold.

All projects have included secured parking, cable TV, hot water, heating systems, and access to natural gas.

Completed Projects
U.S. dollars in millions														Sources of funding
										Total		Total	Gross	Total	Pre-
							GFA	GFA		cost of	Total	gross	profit	capital	sale	Bank	Our
	Project				Land	GFA	sold	remaining	Total	sales	sales	profit	margin	required	cash	loans	cash
	Name	City	Type	Finish	sq. m.	sq. m.	%	sq. m.	units	$	$	$	%	$	$	$	$
1	Jiangnan Garden 1, 2 & 3	Jimo	Apts	2004.11	61,230	91,539	100	-	762	13.8	20.9	7.1	34.0	13.8	3.0	4.4	6.4
2	Decorative Materials Center	Jimo	Apts	2004.12	75,466	38,868	100	-	223	7.6	11.7	4.1	35.0	7.6	3.4	-	4.2
3	Jiangnan Garden 6	Jimo	Apts	2005.05	11,773	109,094	100	-	785	19.0	32.0	13.0	40.6	19.0	4.9	5.9	8.2
4	Sunshine	Jimo	Apts	2005.07	8,010	11,548	100	-	99	1.8	3.3	1.5	45.5	1.8	0.8	-	1.0
5	Shanghai Garden 1 & 2	Laixi	Apts	2005.12	57,401	104,084	100	-	910	11.7	18.8	7.1	37.8	11.7	5.2	-	6.5
6	Fenglin Oasis	Laixi	Apts	2006.06	78,636	97,568	97	2,843	844	11.9	19.3	7.4	38.3	11.9	5.5	-	6.4
7	Yuyuan Fengjing	Laixi	Apts	2006.09	89,323	125,706	95	6,384	1,054	14.5	19.8	5.3	26.8	14.5	5.4	-	9.1
8	Jiangnan Garden 7	Jimo	Apts	2006.1	3,553	12,936	100	-	90	2.4	5.7	3.3	57.9	2.4	1.0	-	1.4
9	Shanshui Longyuan	Pingdu	Apts	2007.1	225,914	257,762	100	-	1,830	41.5	55.3	13.8	25.0	41.5	9.6	13.2	18.7
10	Longze Yuyuan	Laixi	Apts	2007.1	120,223	78,146	99	579	804	11.3	17.9	6.6	36.9	11.3	0.9	8.8	1.6
11	Shanghai Garden 3	Laixi	Apts	2007.12	11,055	16,055	96	580	125	1.7	4.2	2.5	59.5	1.7	0.7	-	1.0
12	Fuxiang Huayuan 1	Weifang	Apts	2008.12	44,075	52,700	100	-	430	9.0	14.4	5.4	37.5	9.0	3.9	-	5.1
13	Fuxiang Huayuan 2	Weifang	Apts	2009.12	10,400	18,392	100	-	125	3.1	5.1	2.0	39.2	3.1	1.4	-	1.7
14	Oumei Complex 1	Weifang	Apts	2009.12	55,303	91,778	78	19,974	708	13.0	23.3	10.3	44.2	13.0	4.6	1.3	7.1
15	Xingfu Renjia 1	Caoxian	Apts	2009.12	80,000	85,551	98	2,040	828	15.0	24.4	9.4	38.5	21.5	6.7	5.2	9.6
16	Longhai Lidu 1&2	Weihai	Apts	2010.09	120,170	130,759	92	9,984	1,572	26.5	50.8	24.3	47.8	26.5	8.1	3.3	15.1
17	Oilu Textile Centre (comm)	Weifang	Comm	2010.09	128,924	139,510	84	21,665	1,337	18.9	30.1	11.2	37.2	18.9	5.1	5.5	8.3
					1,181,456	1,461,996	96	64,049	12,526	223	357	134	38	229	70	48	111

Architecture, Engineering and Construction

We outsource the architecture, engineering, and construction of our projects.

We work with several architecture and engineering companies. We collaborate with them on the site and building designs and rely on them for the detailed execution of the design concepts.

We also outsource our project construction to qualified subcontractors who are the winners in our competitive bidding process, which is based on required quality and lowest price. Our contracts, typically fixed-priced, provide for periodic payments during construction.

Below is a list of some of the key companies to whom we outsource these services.

Name of Company	Services Provided
Qingdao Zhongxing Construction Ltd.	Construction
Longhai Construction Ltd.	Construction

Quality and Performance

We and our chosen architects and engineers supervise the construction by our contractors. In addition to the construction, our contractors are responsible for purchasing all building materials, including the two main building materials, steel and concrete. Contractors are required to perform to their working plan and adhere to the specifications in our construction plans and contracts. We have delivered all our projects to our customers on or before the due date and at or above the quality specified in the customers’ purchase agreements.

Our finished construction includes the completed buildings with all public portions of the buildings fully finished and all of the common grounds landscaped. The apartment interiors typically are finished to the gray shell stage. This permits the apartment buyers to select their own interior design and finishing companies, so they can get all the features, fixtures, fittings, furnishings, textures, and colors they prefer. This separation of responsibilities between the real estate developer and the independent interior designers and finishers is traditional in China.

Sales and Marketing

In marketing our properties, we use our own marketing team, but occasionally outsource our marketing and sales efforts to independent sales agents. To market our properties, we use a combination of advertisements in newspapers, magazines, television, and outdoor billboards, in addition to news releases that generate media stories about our projects.

To help customers choose among the apartment layouts that we offer, we usually create fully finished and furnished show rooms that give them a sound basis for deciding exactly what they want. We pay for the completion of these marketing show rooms. After most of the units in the development have been sold, we sell the show rooms as residences, usually at premium prices.

Competition

The real estate development business in China is organized into four qualification levels under Certificates of the Qualifications of Real Property Development Enterprises issued by the Ministry of Housing and Urban-Rural Development.

The starting qualification level is Level 4 (see table below). A company may rise in its qualification level, depending on its registered capital, the number of years of industry experience, the area of land it has developed, and its safety record. Only one level may be ascended each year.

	Registered		Developed		Time for
	Capital	Experience	Area	Other	License to be
	($ millions)	(years)	(square feet)	Requirements	Authorized
Level 1	6.25	5	3,229,278	No Severe Accident	20 Days
Level 2	2.5	3	1,614,639	No Severe Accident	20 Days
Level 3	1.0	2	538,213	No Severe Accident	20 Days
Level 4	0.125	1	not applicable

We obtained the Level 1 Certificate of the Qualifications of Real Property Development Enterprises on November 11, 2008, which is valid until November 7, 2011. We gained Level 2 Qualification in 2006.

The real estate market in which we operate is highly competitive. Typically, the housing and land development industry is a regional business with mostly local players competing with us for small- to medium-size projects. Our major competitors are other large-scale local real estate companies that include state-owned and private real estate developers. In addition, some large-scale national real estate developers are entering the Greater Qingdao market. Based on the City of Qingdao Commission of Development & Construction’s evaluation, in 2010 we were recognized as one of the ten most outstanding real estate developers in Qingdao, measured by a combination of sales, customer satisfaction, and several other factors.

Our major competitors include:

  Hisense Real Estate Development Co., Ltd. Hisense Real Estate Development Co., Ltd., or Hisense, was founded in 1995 and is the strongest real estate company with the highest development capacity among the top 10 in the Qingdao market. Hisense holds a Level 1 Qualification Certificate for real estate development, a Level 1 Qualification for property management, and Class A Certificate for design. It has developed more than 1 million square meters of projects each year for several years. Its completed development projects include Hisense-Huiyuan housing, Hisense-Yandao international apartments, Hisense-Qingquan villas, a high-end office building, and the Hisense information technology industrial park, plus other similar developments. Hisense is focused on land reserves and projects in Qingdao and is absent in other cities in the Shandong Province and in other provinces in China.

  Haier Real Estate Development Co., Ltd. Established in 2002, Haier Real Estate Development Co., Ltd., or Haier, is engaged in real estate development and investment within the Haier Group and has embraced the Haier group’s beliefs, spirit, style, focus on clients, and objectives that include creating a solid foundation for long-term development. At the end of 2007, the company had seven real estate development subsidiaries, one property management company, and one branch company. Haier’s real estate development and investment projects are located in Qingdao, as well as in Jinan, Beijing, Chongqing, Taiyuan, Suzhou, and other locations. In these cities, Haier owns a number of land reserves and has more than 10 projects competed or under construction. Haier ranks second in Qingdao’s top 10 real estate development companies, according to the government’s comprehensive competitiveness evaluation. We believe that Haier’s real estate weaknesses include (1) its relative inexperience in real estate in Greater Qingdao due to a rather recent start in the region and (2) its subordination to the Haier Group, which we believe has led to a complicated management structure and a decision-making system burdened by unnecessary complexity and lengthy processing time, both of which are likely to limit Haier’s effectiveness and growth in the Qingdao real estate market.

  Qingdao Construction Corporation of China. Qingdao Construction Corporation of China, or Qingdao Construction, is a government owned construction company. In the last few years, Qingdao Construction has expanded into real estate development, which has become the company’s second biggest operation, but is still a modest business. It mainly focuses on the construction of affordable low-income and low-rent apartments. Although it has been ranked by the government among the top 10 developers in Qingdao recently, primarily due to its construction business, Qingdao Construction still lacks extensive experience in real estate development. We believe the company will continue to expand its real estate development operations, but its market share in real estate development appears to be insufficient at the moment for sustainable operations as a stand-alone business.

  Tiantai Group. Tiantai Group, or Tiantai, was an early participant in the real estate development business and is quite mature in its operations in Qingdao. It ranks about fifth among Qingdao’s top 10 developers, according to the government. Tiantai has focused on a branding and high-level development strategy, therefore its output and market share are relatively low. Founded 15 years ago, Tiantai has developed only seven projects with a total GFA of 1.3 million square meters. So far, Tiantai has kept its focus on the Qingdao city market.

Some of our competitors have greater financial and marketing resources than we do. Some also have larger land reserves, greater economies of scale, broader name recognition, and longer track records. For example, a major rival, Tiantai, is a large-scale private real estate developer engaged in real estate development and real estate management, with a proven track record and annual development GFA of about 700,000 square meters.

We differentiate ourselves from our competitors by (1) conducting much of our operations in second-tier and third-tier cities, (2) focusing on middle-income families in those second-tier and third-tier cities, (3) offering mid-sized apartments that range from 40 to 100 square meters and (4) leveraging our relationship with our affiliate.

We believe that these four strategies have given us a competitive advantage over other companies that can result in sustainable long-term growth and attractive returns on investment. The first three strategies make us significantly less vulnerable to the risks associated with the fast growing Chinese residential property market. Targeting middle-income customers in the tier two and tier three cities and offering affordable products make our properties less of a target for real estate speculation. Providing “bread and butter” type of housing for the vast majority of the population in under-served markets makes our sales more sustainable. The advantage of the fourth strategy is reflected in our unique ability to acquire premium land in a time and cost effective way, as described above under “Project Development Process.”

We expect to increase our market share and return on investment by leveraging our premium land reserves by (1) continuing to build middle income housing, (2) developing high-end residential and commercial projects and landmark buildings, (3) broadening our geographic diversification, and (4) strengthening our brand recognition and reputation for high quality.

Intellectual Property

We do not own or license any material intellectual property rights.

Foreign Corrupt Practices Act (FCPA)

We are subject to the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. The anti-bribery provisions of the FCPA are enforced primarily by the U.S. Department of Justice. The SEC is involved with enforcement of the books and records provisions of the FCPA.

Our business activities in China create the risk of unauthorized payments or offers of payments by our employees, consultants, sales agents or distributors, because these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In additions, the U.S. government may seek to hold our Company liable for successor liability of FCPA violations committed by companies in which we invest or that we acquire.

PRC Government Regulations

We operate our business in China. This section summarizes the major PRC regulations relating to our business.

Permits and Certificates

As part of the project development process, we are required to obtain a number of certificates, permits, and licenses from different government agencies, including among others:

  Land Use Rights Certificate that certifies the right of a party to use land;

  Construction Land Planning Permit that authorizes a developer to begin the land survey, planning, and design for the land;

  Construction Works Planning Permit that indicates the government’s approval of a developer’s overall planning and design for the project and allows the developer to apply for a Work Commencement Permit;

  Work Commencement Permit that authorizes a developer to begin excavation and construction; and

  Pre-sales Permit that authorizes a developer to begin completing pre-sales purchase agreements with customers and collect their cash for the apartments still under construction.

Housing and land development sales companies, including us, are regulated by the Ministry of Land & Natural Resources and authorized by the local office of the Ministry. Each project also has to be authorized and must obtain a “Commercial License for Housing Sale” from the Real Estate Bureau.

Environmental Regulations

Our business in China is subject to various pollution control regulations in China with respect to noise, water and air pollution and the disposal of waste. Specifically, the major environmental regulations applicable to us include the PRC Environmental Protection Law, the PRC Law on the Prevention and Control of Water Pollution, the PRC Law on the Prevention and Control of Air Pollution, the PRC Law on the Prevention and Control of Solid Waste Pollution, and the PRC Law on the Prevention and Control of Noise Pollution.

Taxation

On March 16, 2007, the National People’s Congress of China passed the EIT Law, and on November 28, 2007, the State Council of China passed the EIT Law Implementing Rules which took effect on January 1, 2008. The EIT Law and its implementing rules impose a unified earned income tax, or EIT, rate of 25.0% on all domestic-invested enterprises and foreign invested enterprises, or FIEs, unless they qualify under certain limited exceptions. As a result, our PRC operating subsidiaries are subject to an earned income tax of 25.0%. Before the implementation of the EIT Law, FIEs established in the PRC, unless granted preferential tax treatments by the PRC government, were generally subject to an EIT rate of 33.0%, which included a 30.0% state income tax and a 3.0% local income tax.

In addition to the changes to the current tax structure, under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities.

In addition, the recent circular mentioned above sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In addition, dividends paid to us from our PRC subsidiaries and dividends we pay to our non-PRC shareholders may be subject to a 10% withholding tax.

Foreign Currency Exchange

All of our sales revenue and expenses are denominated in RMB. Under the PRC foreign currency exchange regulations applicable to us, RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Currently, our PRC operating subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of SAFE, by complying with certain procedural requirements. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of SAFE. In particular, if our PRC operating subsidiaries borrow foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance the subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the MOFCOM, or their respective local branches. These limitations could affect our PRC operating subsidiaries’ ability to obtain foreign exchange through debt or equity financing.

Dividend Distributions

Our revenues are earned by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent company. PRC legal restrictions permit payments of dividend by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries is also required under PRC laws and regulations to allocate at least 10% of our annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in such fund reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Our PRC subsidiaries have the discretion to allocate a portion of their after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

In addition, under the New EIT law, the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006,and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, or Notice 601, which became effective on October 27, 2009, dividends from our PRC operating subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if our Hong Kong subsidiary is considered a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. Dividends declared and paid from before January 1, 2008 on distributable profits are grandfathered under the EIT Law and are not subject to withholding tax.

Circular 75

In October 2005, SAFE issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, generally referred to as Circular 75, which required PRC residents to register with the competent local SAFE branch before establishing or acquiring control over an SPV for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. Internal implementing guidelines issued by SAFE, which became public in June 2007 (known as Notice 106), expanded the reach of Circular 75 by (1) purporting to cover the establishment or acquisition of control by PRC residents of offshore entities which merely acquire “control” over domestic companies or assets, even in the absence of legal ownership; (2) adding requirements relating to the source of the PRC resident’s funds used to establish or acquire the offshore entity; (3) covering the use of existing offshore entities for offshore financings; (4) purporting to cover situations in which an offshore SPV establishes a new subsidiary in China or acquires an unrelated company or unrelated assets in China; and (5) making the domestic affiliate of the SPV responsible for the accuracy of certain documents which must be filed in connection with any such registration, notably, the business plan which describes the overseas financing and the use of proceeds. Amendments to registrations made under Circular 75 are required in connection with any increase or decrease of capital, transfer of shares, mergers and acquisitions, equity investment or creation of any security interest in any assets located in China to guarantee offshore obligations, and Notice 106 makes the offshore SPV jointly responsible for these filings. In the case of an SPV which was established, and which acquired a related domestic company or assets, before the implementation date of Circular 75, a retroactive SAFE registration was required to have been completed before March 31, 2006. This date was subsequently extended indefinitely by Notice 106, which also required that the registrant establish that all foreign exchange transactions undertaken by the SPV and its affiliates were in compliance with applicable laws and regulations. Failure to comply with the requirements of Circular 75, as applied by SAFE in accordance with Notice 106, may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV’s affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV, or from engaging in other transfers of funds into or out of China.

As we stated under Item 3, “Key Information—Risk Factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially adversely affect us,” we have asked our shareholders, who are PRC residents as defined in Circular 75, to register with the relevant branch of SAFE, as currently required, in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiaries. However, many of the terms and provisions in Circular 75 and Notice 106 remain unclear and implementation by central SAFE and local SAFE branches of Circular 75 and Notice 106 have been inconsistent since their adoption. Therefore, we cannot predict how Circular 75 and Notice 106 will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 and Notice 106 by our PRC resident beneficial holders.

Mergers and Acquisitions

As we stated under Item 3, “Key Information—Risk Factors—Risks Related to Doing Business in China—Our business and financial performance may be materially adversely affected if the PRC regulatory authorities determine that our acquisition of Oumei constitutes a Round-trip Investment without MOFCOM approval,” Leewell acquired Oumei in 2007 from Mr. Weiqing Zhang and Ms. Xiaoyan Cheng. Prior to the acquisition, Leewell was owned and controlled by Mr. Li Zhou, an Australian citizen. Mr. Zhou acted as a nominee for Mr. Weiqing Zhang and Ms. Xiaoyan Cheng, the daughter of Mr. Antoine Cheng. Mr. Cheng was a PRC citizen at the time, but has since become a Philippine citizen. The acquisition was approved by the local counterpart of the MOFCOM. Mr. Zhou also founded Longhai Holdings, a BVI company. In September 2009, ownership of Longhai Holdings was transferred to Mr. Cheng. After Mr. Cheng acquired ownership of Longhai Holdings, Longhai Holdings acquired all of Mr. Zhou’s equity interest in Leewell. We did not seek or obtain the approval from the central office of MOFCOM in Beijing because we believed that Mr. Zhou’s role in the transaction was only transient and that the ultimate substance of the transaction was the acquisition of Oumei by Mr. Cheng, our Chairman, who is no longer a PRC citizen. As a foreign citizen, Mr. Cheng’s ultimate ownership of Oumei is not prohibited by the 2006 M&A Rule. Although Mr. Zhou did not deliberately avoid compliance with the 2006 M&A Rule and believed in good faith that, given the transient nature of his ownership interest, no legal issue arose under the 2006 M&A Rule, the PRC regulatory authorities may still take the view that these transactions required the approval of the central office of MOFCOM in Beijing because Mr. Zhou was acting as a nominee for Mr. Zhang and Ms. Cheng, two PRC citizens, and avoided compliance with the 2006 M&A Rule (i.e., failure to obtain the approval of the central office of MOFCOM in Beijing as opposed to MOFCOM’s local office) through the use of a nominee arrangement, trust or similar means, which is prohibited. In other words, the PRC regulatory authorities may believe that, notwithstanding the transient nature of Mr. Zhou’s ownership, these transactions and the reverse acquisition of Leewell are part of an overall series of arrangements which constitute a Round-trip Investment and as a result, these transactions may be deemed invalid by the PRC regulatory authorities.

If this were to take place, we would replace our ownership of Oumei with a series of contractual arrangements, which we refer to as the Contractual Arrangements. On January 21, 2010, Mr. Weiqing Zhang and Ms. Xiaoyan Cheng, or the Oumei Shareholders, entered into an agreement with Leewell that requires them to enter into the Contractual Arrangements if the PRC regulatory authorities invalidate the acquisition of Oumei by Leewell. The Contractual Arrangements would be implemented by first transferring ownership of Oumei from Leewell to the Oumei Shareholders, if that had not already occurred by regulatory action. We would then establish a new wholly-owned subsidiary in China, referred to as a wholly foreign-owned enterprise or WFOE. The WFOE would enter into a series of agreements with Oumei and the Oumei Shareholders, including an exclusive management, technical and consulting services agreement, an equity pledge agreement, an equity purchase option agreement and a power of attorney. Taken together, these agreements would give the WFOE complete control over and all of all the economic benefits of the operations of Oumei and its subsidiaries, or collectively, the Operating Entities. These agreements are described in more detail in the following paragraphs.

Under the exclusive management, technical and consulting services agreement, or the Service Agreement, our WFOE would act as the exclusive provider of a comprehensive set of services to the Operating Entities in exchange for the payment by the Operating Entities of service fees in an amount equal to up to the entire pre-tax profits of the Operating Entities. Oumei would agree to accept the corporate policy advice and guidance provided by the WFOE on Oumei’s daily operations, financial management and employment issues.

Under the equity pledge agreement, the Oumei Shareholders would pledge all of their equity interests in Oumei to the WFOE as collateral security for the WFOE’s collection of the consulting and service fees under the Service Agreement. During the term of the equity pledge agreement, the Oumei Shareholders would agree that without the WFOE’s prior written consent, they would not transfer any equity interest, create or permit to exist any pledge that may damage the WFOE’s rights or interests in the pledged equity interests, or cause Oumei’s meeting of shareholders or board of directors to pass any resolutions about the sale, transfer, pledge or other disposal of the lawful right to derive income from any equity interest in Oumei or about the permission of the creation of any other security interests thereon. The term of this agreement would be the same as the term of the Service Agreement. If the term of the Service Agreement is renewed, the term of this agreement will extend accordingly.

Under the equity purchase option agreement, the Oumei Shareholders would irrevocably, unconditionally and exclusively grant the WFOE a purchase option whereby, to the extent permitted under Chinese law, the WFOE would have the right to request the Oumei Shareholders to transfer to it or its designated entity or person, the total equity interests held by them in Oumei. The WFOE would have sole discretion to decide the specific time, method and number of the exercise of the purchase option. At the time of each exercise of the purchase option by the WFOE, the total consideration to be paid to the Oumei Shareholders would be the book value of Oumei. The equity purchase option agreement would have the same term as the Service Agreement. In connection with the equity purchase option agreement, each Oumei Shareholder would execute a power of attorney, which would grant the WFOE a power to exercise on his or her behalf all voting rights as a shareholder at the shareholders’ meetings of Oumei that have been given to him or her by law and by the Articles of Association of Oumei.

Through these agreements, we would receive all or substantially all of the pre-tax profits of the Operating Entities and have substantial if not complete control over their daily operations and financial affairs, election of senior executives and all matters requiring shareholder approval. Furthermore, we believe the Contractual Arrangements would satisfy the requirements of Section 210.3A -02 of Regulation S-X for consolidation of the Operating Entities’ financial results with ours under U.S. GAAP.

Seasonality

Our operating results and operating cash flows historically have not been subject to dramatic seasonal variations, although there is an increase in advertising and selling expenses when we begin pre-sales of new projects under construction. New market opportunities or new project introductions could change any perceived patterns, seasonal or operational.

Organizational Structure

All of our business operations are conducted through our Chinese subsidiaries. The chart below presents our corporate structure:

Property, Plants and Equipment

All urban land in China is owned by the State. Pursuant to Interim Regulations of the People’s Republic of China Concerning the Assignment and Transfer of the Right to the Use of the State-owned Land in the Urban Areas, which became effective on May 19, 1990, individuals and companies are permitted to acquire rights to use urban land or land use rights for specific purposes, including residential, industrial and commercial purposes. The land use rights are granted for a period of 70 years for residential purposes, 50 years for industrial purposes and 40 years for commercial purposes. These periods may be renewed at the expiration of the initial and any subsequent terms. Upon approval by both the land administrative authorities and city planning authorities, industrial parcel uses may be converted to other uses, and the duration and other clauses in the land use right granting agreement will be revised to match the new use. Granted land use rights are transferable and may be used as security for borrowings and other obligations.

We have a bank of land use rights, consisting of three properties with a total land area of 192,505 square meters. On these properties, we plan to construct, among others, a luxury high-rise beach hotel, high-rise residential and commercial buildings, residential villas, and a high-rise office building. Land use rights relating our projects under construction and completed projects are not included in our bank of land use rights, as it is a generally accepted practice that as soon as a new project commences on the land reserve, the land use right is immediately re-categorized from intangible assets into work in progress inventory, and eventually into finished inventory when the project is completed. Therefore, land associated with projects under construction and completed projects are treated separately from our bank of land use rights. Please see “Item 4, “Information on the Company—Business Overview—Our Projects” for details about our land reserves and projects.

ITEM 4A.   UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3, “Key Information—Risk Factors” or in other parts of this annual report on Form 20-F. See also “Forward-looking Information.”

Operating Results

Overview

We are one of the leading real estate development companies located in Qingdao, Shandong province, China. We began operations in 2001, and in 2010 we were recognized in the official City of Qingdao Commission of Development & Construction’s evaluation as one of the ten most outstanding real estate developers in Qingdao, measured by a combination of revenue, customer satisfaction, as well as several other factors.

We develop and sell residential and commercial properties, targeting middle and upper income customers in the coastal region of the Shandong peninsula (Greater Qingdao) located in northeastern China, including the cities of Qingdao, Weihai and Yantai, as well as other inland locations, such as Weifang.

Since our inception, we have completed 17 projects having a GFA of 1,461,996 square meters, of which approximately 96% has been sold. In addition, we have seven projects under construction with a total GFA of 540,201 square meters.

In fiscal year 2010, our total sales increased 17.2% to $110.5 million from $94.3 million in fiscal year 2009. Our gross profit decreased 7.5% to $33.3 million in fiscal year 2010 from $36.0 million in fiscal year 2009, while our net income increased 65.2% to $34.9 million in fiscal year 2010 from $21.2 million in fiscal year 2009.

Our mission is to provide high-quality, comfortable, and convenient living space to middle and upper income customers, primarily in Shandong Province and in other provinces in China, while also earning for our shareholders an internal rate of return that exceeds our cost of capital. We expect to increase our market share through aggressive internal growth and prudent acquisitions in Shandong Province and in other provinces in China. Our goal is to be one of the top two real estate developers in Greater Qingdao in the next five years by capturing and exploiting the growth opportunities in Shandong Province and by providing the most desirable coastal and inland apartments to middle and upper income customers, as well as by increasing our development of commercial properties.

Financial Performance Highlights

The following summarizes certain key financial information for the fiscal year ended December 25, 2010:

  Total Sales: Total sales were approximately $110.5 million for fiscal year 2010, an increase of $16.2 million, or 17.2%, from $94.3 million last year.

  Gross Profit and Margin: Gross profit was $33.3 million for fiscal year 2010, a decrease of $2.7 million, or 7.5%, from $36.0 million last year. Gross margin was 30.1% for the 2010 fiscal year as compared to 38.2% for the 2009 fiscal year.

  Net Income: Net income was $34.9 million for fiscal year 2010, an increase of $13.7 million, or 65.2%, from $21.2 million last year.

  Fully diluted net income per share: Fully diluted net income per share was approximately $1.07 for fiscal year 2010, as compared to approximately $0.70 last year.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

  Growth in the Chinese economy. We operate in China and derive almost all of our revenues from sales to customers in China. Economic conditions in China, therefore, affect virtually all aspects of our operations, including the demand for our properties, the availability and prices of our raw materials, and our other expenses. China has experienced significant economic growth, achieving a compound annual growth rate of more than 10% in gross domestic product from 1996 through 2008. In 2009 the annual growth rate was 9.2% and in 2010 it was 10.3%. China is expected to experience continued growth in all areas of investment and consumption. However, if the global economic recession were to become more protracted, China’s growth might be somewhat more modest, since China has not been entirely immune to the global economic slowdown and has been experiencing a slowing in its growth rate.

  Growth of the Chinese real estate market and the local markets in which our properties are sold. China’s real estate bull market began more than six years ago. According to the National Bureau of Statistics of China, the total GFA of residential and commercial properties sold increased from 224.1 million square meters in 2001 to 937.1 million square meters in 2009, a compound annual growth rate, or CAGR, of 19.6%.Qingdao’s real estate market has also experienced strong growth. According to the Qingdao Statistics Yearbooks 2004 – 2010 and the Qingdao Municipal Bureau of Statistics, the CAGR in Qingdao from 2003 to 2009 for GFA completed was 6.7% and the CAGR for GFA sold was 17.9%. Weihai’s real estate market has seen similar increases. According to the Weihai Statistics Yearbooks 2004 – 2010 and the Weihai Municipal Bureau of Statistics, the CAGR from 2003 to 2009 for GFA completed was 22.4% and for the GFA sold was 22.9%. Despite moderations in growth caused by the current global economic weakness in 2008 and 2009, we believe the structural forces in China and in the markets in which we sell our properties support continuing good demand for real estate during the next 10 years, however there can be no assurance that current trends will continue.

  China’s Economic Stimulus Programs. In response to the global financial and economic crisis, the Chinese government announced an RMB 4 trillion stimulus program on November 27, 2008. Within the RMB 4 trillion package, about RMB 400 billion will go toward civil works, including low-income housing and renovation, which we believe will benefit Shandong Province. Two additional categories (technology advances and industry restructuring, which together will be allocated RMB 370 billion, and infrastructure, which will be allocated RMB 1.5 trillion) are also expected to benefit industries in Qingdao, Weihai, Weifang, and the entire Shandong Province. On February 26, 2009, China’s State Council reinforced China’s 2008 stimulus package by announcing further measures to stimulate specific industries in 2009. The industries included automobile, iron and steel, textiles, equipment manufacturing, shipbuilding, electronics and information technology, petrochemicals, light industries, nonferrous metals, and logistics. We believe that the stimulus plan will benefit us both directly and indirectly in three ways. First, from a macro-economic perspective, the RMB 400 billion will mainly be invested in the development of infrastructure in China, which will most likely create more jobs, improve people’s living standard, and accelerate the process of Chinese urbanization, which will in turn increase demand for urban housing at all income levels and continue to bolster the long-term growth of China’s real estate market. Second, we also believe that the stimulus package and its further efforts focused on 10 industries will improve Greater Qingdao’s economy, further strengthen the region’s long-term competitive ability, and support the demand for middle and upper income housing, as well as the need for better commercial and office space, and a few world-class hotels. Third, increased government spending on low-income housing will provide us with various opportunities for development, even though our general strategy focuses on middle and upper income customers. For example, as indicated under Item 4, “Information on the Company—Business Overview—Project Development Process,” the government’s public infrastructure projects, including old city relocation projects, afford us the opportunity to acquire additional land for our future development projects, which would normally not have been otherwise available. Although individuals and governments around the world hope that government stimulus efforts are starting to have the desired effects, the true benefits of these and perhaps additional stimulus efforts by local, provincial, and national governments in China, as well as by other countries, is not yet assured, since the sustainability of the global economic recovery is yet to be proven.

  Recent Efforts by the Chinese Government to Cool Down the Real Estate Industry. As discussed in Item 4, “Information on the Company—Business Overview—Our Industry—The Real Estate Industry in China—Recent Efforts by the Chinese Government to Cool Down the Real Estate Industry,” in response to concerns over the scale of the increase in property investments, the PRC government has implemented certain measures and introduced policies to curtail property speculation and promote the healthy development of the real estate industry in China. We believe that we have the ability, willingness, and flexibility to provide housing across all the price ranges in our target markets in China. We believe that demand will continue to grow reasonably for primary housing across the range of incomes, as China’s overall economy grows at a more sustainable pace and the government continues its nationwide policy to promote urbanization. In addition, we believe that targeting middle-income customers in second-tier and third-tier cities and offering affordable products make our properties less of a target for real estate speculation. Moreover, because we have consistently adopted a strategy of conducting much of our operations in second-tier and third-tier cities, focusing on middle-income families in these second-tier and third-tier cities, and offering affordable, “bread and butter” type of housing for the vast majority of the population in under-served markets, we believe that our properties have been and will continue to be less of a target for real estate speculation. We also believe that the government’s efforts to curb speculative activity in the housing market will in fact benefit us in that they provide a long-term, healthy, and sustainable policy environment for our growth strategy. However, there can be no assurance that China’s current more restrictive approach to the economics of housing, especially in the speculative or over-invested parts of the housing market, would not have a negative influence on our business, especially in the near term.

Taxation

The Government of the Cayman Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon us or our shareholders. The Cayman Islands are not party to a double tax treaty with any country that is applicable to any payments made to or by us. We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from April 2006 no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums by us due under a debenture or other obligation.

Our direct subsidiary, Leewell, was incorporated in Hong Kong and under the current laws of Hong Kong, is subject to Profits Tax of 16.5%. No provision for Hong Kong Profits Tax has been made as Leewell has no taxable income.

Under the EIT Law, Oumei and its subsidiaries are subject to an earned income tax of 25.0%. See Item 4, “Information on the Company—Business Overview—PRC Government Regulations—Taxation” for a detailed description of the EIT Law and tax regulations applicable to our Chinese subsidiaries.

Our future effective income tax rate depends on various factors, such as tax legislation, the geographic composition of our pre-tax income and non-tax deductible expenses incurred. Our management carefully monitors these legal developments to determine if there will be any change in the statutory income tax rate.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from our expectations. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition

Real estate sales are reported in accordance with the provisions of ASC 360-20, Property, Plant and Equipment, Real Estate Sales, Sales Other Than Retail Land Sales. Revenue from the sales of development properties where the construction period is twelve months or less is recognized by the full accrual method when the sale is consummated. A sale is not considered consummated until (1) the parties are bound by the terms of a contract or agreement, (2) all consideration has been exchanged, (3) any permanent financing of which the seller is responsible has been arranged, (4) all conditions precedent to closing have been performed, (5) the seller does not have substantial continuing involvement with the property, and (6) the usual risks and rewards of ownership have been transferred to the buyer. Revenue recognized to date in excess of amounts received from customers is classified as current assets under contracts receivable. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method of accounting. Under the deposit method, all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

Effective December 26, 2008, the Company adopted the percentage-of-completion method of accounting for revenue recognition for all building construction projects in progress in which the construction period was expected to be more than twelve months at that date. The full accrual method was used before that date for all of our residential and commercial projects. The Company changed to the percentage-of-completion method for contracts longer than one year as this method more accurately reflects how revenue is earned on these contracts, particularly for interim reporting purposes.

ASC 250, Accounting Changes and Error Corrections, requires retrospective application of a change in accounting principle unless impracticable. The change to the percentage-of-completion method had no material effect on our December 25, 2008 financial statements.

Revenue and profit from the sale of development properties where the construction period is more than twelve months is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met: (1) construction is beyond a preliminary stage; (2) the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit; (3) sufficient units have already been sold to assure that the entire property will not revert to rental property; (4) sales prices are collectible and (5) aggregate sales proceeds and costs can be reasonably estimated. If any of these criteria are not met, proceeds are accounted for as deposits until the criteria are met and/or the sale consummated.

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of completion and applying that ratio to the contracted sales amounts. This ratio of completion is determined by the Company using data reported by licensed independent third party construction supervising firms hired by the Company as the contractors employed by the Company request advance payments and do not specifically allocate these costs to the various projects. Cost of sales is recognized by multiplying the ratio by the total budgeted costs. Changes to total estimated contract costs or losses, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of cash received from customers is classified as current assets under revenue in excess of billings. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits.

Any losses incurred or identified on a real estate transaction are recognized in the period in which the transaction occurs.

From time to time, the Company participates in government-sponsored old city redevelopment projects, which typically involve villager relocation programs. Because of the fact that the relocated residents, who are the purchasers of new apartment units, are not assigned their units and do not make payments until the completion of the particular project according to the agreement with the government, it is impractical to use the percentage of completion method even though the construction period usually exceeds twelve months. In such cases, revenues are recognized under the full accrual method for the residential portion of the project.

Real Estate Capitalization and Cost Allocation

Properties under construction or held for sale consist of residential and commercial units under construction and units completed.

Properties under construction or held for sale are stated at cost or estimated net realizable value, whichever is lower. Costs include costs of land use rights, direct development costs, including predevelopment costs, interest on indebtedness, construction overhead and indirect project costs. Total estimated costs of multi-unit developments are allocated to individual units based upon specific identification methods.

Costs of land use rights include land premiums and deed tax and are allocated to projects on the basis of acreage and GFA.

Allowance for Doubtful Accounts

The Company recognizes an allowance for doubtful accounts to ensure contracts receivable, revenue in excess of billings, related party receivables and other receivables are not overstated due to uncollectability. Bad debt reserves are maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer’s or debtor’s inability to meet its financial obligation, such as in the case of bankruptcy filings or deterioration in the customer’s or debtor’s operating results or financial position. If circumstances related to customers or debtors change, estimates of the recoverability of receivables would be further adjusted. All accounts receivable are reviewed periodically, and if the Company determines that a specific doubtful account has become uncollectible, the account is written off by removing the amount from the receivable account. For the years ended December 25, 2010 and 2009, we have not recorded such write-off for uncollectability. As of December 25, 2010 and December 25, 2009, the allowances for doubtful accounts are $786,353 and $1,617,114 for contracts receivable and revenue in excess of billings, and $146,980 and $272,361 for other receivables, respectively.

An allowance for contracts receivable is established as follows: 50% of the balances aged between one and two years and over RMB100,000 (approximately $15,000); 10% of the balances aged between one and two years and under RMB100,000 (approximately $15,000); and 100% of the balances aged over two years.

Land Appreciation Tax (“LAT”)

In accordance with the relevant taxation laws in the PRC, the Company is subject to LAT based on progressive rates ranging from 30% to 60% on the appreciation of land value, which is calculated as the proceeds of sales of properties less deductible expenditures, including borrowing costs and all property development expenditures. The tax rules to implement the laws stipulate that the whole project must be completed before the LAT obligation can be assessed. Accordingly, the Company records the liability and the related expense at the completion of a project, unless the tax authorities impose an assessment at an earlier date. Deposits made against the eventual obligation are included in prepaid expenses.

Recently Issued Accounting Standards

See Note 18 (Recent Pronouncements) to the consolidated financial statements included elsewhere in this report.

Our Results of Operations

Comparison of Fiscal Years Ended December 25, 2010 and December 25, 2009

The following table shows key components of our results of operations during the fiscal years ended December 25, 2010 and 2009, in both dollars and as a percentage of our total sales.

	Fiscal Year Ended		Fiscal Year Ended
U.S. dollars, except percentages	December 25, 2010		December 25, 2009
		Percent of		Percent of
	Dollars	Total Sales	Dollars	Total Sales
Sales	$109,816,618	99.4%	$91,041,042	96.5%
Sales to related party	701,803	0.6%	3,274,458	3.5%
Total sales	110,518,421	100.0%	94,315,500	100.0%
Cost of sales	(77,065,740)	(69.8)%	(57,442,457)	(60.9)%
Cost of sales to related party	(144,074)	(0.1)%	(853,951)	(0.9)%
Total cost of sales	(77,209,814)	(69.9)%	(58,296,408)	(61.8)%
Gross profit	33,308,607	30.1%	36,019,092	38.2%
Advertising expenses	(217,596)	(0.2)%	(268,222)	(0.3)%
Commission expenses	(214,566)	(0.2)%	(84,982)	(0.1)%
Selling expenses	(61,967)	(0.1)%	(49,800)	(0.1)%
Bad debt recovery (expense)	987,374	0.9%	(207,523)	(0.2)%
General and administrative expenses	(7,390,963)	(6.6)%	(4,655,596)	(4.9)%
Income from operations	26,410,889	23.9%	30,752,969	32.6%
Miscellaneous income	23,899,865	21.6%	327,294	0.3%
Interest expense and finance charges (net of interest income)	(325,969)	(0.3)%	(866,751)	(0.9)%
Income before income taxes	49,984,785	45.2%	30,213,512	32.0%
Income taxes	(15,042,327)	(13.6)	(9,058,226)	(9.6)%
Net income	34,942,458	31.6%	21,155,286	22.4%
Foreign currency translation adjustment	3,470,209	3.1%	474,414	0.5%
Comprehensive income	$38,412,667	34.7%	$21,629,700	22.9%

Sales. Our total sales increased 17.2% to $110.5 million in the fiscal year ended December 25, 2010 from $94.3 million in the fiscal year ended December 25, 2009, primarily as a result of our sales of new units in our Weihai International Plaza and Xingfu Renjia projects in the 2010 fiscal year. No revenue was recognized for these projects in 2009.

We apply the percentage of completion method of accounting for revenue recognition of our development properties. See “Critical Accounting Policies — Revenue Recognition” below for a detailed discussion of how we recognize revenue under the percentage of completion method of accounting.

The following table sets forth the aggregate GFA and the related revenues recognized by project (finished projects) for the fiscal years ended December 25, 2010 and 2009:

		GFA Delivered		Percentage of
		for Twelve		Total GFA
		Months Ended		Delivered as of		Revenues recognized for
	Total	December 25,		December 25, (2)		Twelve Months Ended December 25,(3)
	GFA(1)	2010	2009	2010	2009	2010		2009
	m²	m²	m²	%	%	US$	%	US$	%
Fuxiang Huayuan 1	52,830	—	—	—	—	101,999	0.1%	—	—
Fuxiang Huayuan 2	18,392	—	18,392	—	100	—	—	5,530,848	6%
Xingfu Renjia 1	85,551	—	85,551	—	100	11,605,811	11%	11,664,726	12%
Oumei Complex 1	91,778	—	39,624	—	100	2,015,980	2%	7,093,081	8%
Longhai Lidu1	51,451	—	—	—	—	270,591	0.2%	192,788	0.2%
Longhai Lidu 2	79,308	65,491	13,817	100	17	6,261,968	6%	20,508,323	22%
Qilu Textile Centre (comm.)	139,510	2,204	6,735	100	99	2,827,457	3%	488,946	0.5%
Total	518,820	67,695	164,119			$23,083,806		$45,478,712

(1) The amounts for “total GFA” in this table and the other tables in this section are the amounts of total saleable GFA and are derived on the following basis: (a) for properties that are sold, since total GFA of buildings includes sellable GFA and unsellable GFA (such as common areas and property management spaces, etc.), the total GFA is based on the sale contracts relating to such property; (b) for unsold properties that are completed or under construction, the total GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and (c) for properties that are under planning, the total GFA is calculated based on the floor area ratio approved in the land grant contract and our internal projections, subject to adjustments upon completion of construction blueprints.

(2) Percentage of total GFA delivered is the total GFA delivered as of a period end divided by the project’s total GFA. This calculation does not apply to projects in which 100% of GFA had been completed and delivered prior to the current period.

(3) Percentage of all real estate sales revenues for the financial period, including finished goods and work-in-process inventory.

The following table sets forth the percentage of completion, the percentage sold and related revenues for our projects for the fiscal years ended December 25, 2010 and 2009.

				Percentage Sold
		Percentage of		–
		Completion		Accumulated
		as of		as of		Revenues recognized for
	Total	December 25,		December 25,(1)		Twelve Months Ended December 25, (2)
	GFA	2010	2009	2010	2009	2010		2009
	m²	%	%	%	%	US$	%	US$	%
Qilu Textile Centre (Residential)	67,942	98%	90%	90%	86%	2,024,932	2%	8,342,029	9%
Weihai International Plaza	45,828	75%	—	27%	—	11,956,609	11%	—	—
Dongli Garden 1	213,315	69%	48%	55%	17%	29,708,882	27%	16,142,992	17%
Longhai Mingzhu	51,902	97%	80%	74%	40%	31,856,112	29%	21,961,666	23%
Oumei Complex 2	70,587	68%	—	4%	—	1,361,844	1%	—	—
Xingfu Renjia 2	58,768	95%	—	37%	—	7,672,692	7%	—	—
Total	508,342					$84,581,071		$46,446,687

(1) Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our interim financial statements as of and for the applicable period.

(2) Percentage of all real estate sales revenues for the financial period, including finished goods and work-in-process inventory.

The following table sets forth the square meters sold and average selling price per square meter by each project on a consolidated basis for the fiscal years ended December 25, 2010 and 2009.

	For Twelve Months Ended December 25, 2010						For Twelve Months Ended December 25, 2009
				Remaining						Remaining
		Revenues		contract				Revenues		contract
		recognized	Revenues	amounts				recognized	Revenues	amounts
		from prior	recognized	to be	Square	Average		from prior	recognized	to be	Square	Average
	Contract	contract	in current	recognized	meters	selling	Contract	contract	in current	recognized	meters	selling
	Sales(1)	sales(2)	period(3)	(4)	sold(5)	price(6)	Sales(1)	sales(2)	period(3)	(4)	sold(5)	price(6)
	US$	US$	US$	US$	m²	US$/m²	US$	US$	US$	US$	m²	US$/m²
Fuxiang Huayuan	101,999	—	101,999	—	—	—	—	—	—	—	—	—
Fuxiang Huayuan	—	—	—	—	—	—	5,530,847	—	5,530,847	—	18,392	301
Xingfu Renjia	11,605,811	—	11,605,811	—	38,772	299	11,664,726	—	11,664,726	—	43,811	266
Xingfu Renjia	8,076,518	—	7,672,692	403,826	21,707	372	—	—	—	—	—	—
Longhai Lidu	270,591	—	270,591	—	678	399	192,788	—	192,788	—	578	334
Longhai Lidu	22,789,841	16,527,873	6,261,968	—	58,905	387	23,917,534	—	20,508,323	3,409,211	63,640	376
Qilu Textile Centre (Comm)	2,908,901	81,444	2,827,457	—	7,400	393	523,563	—	488,946	34,617	1,405	373
Qilu Textile Centre (Residential)	2,717,852	573,737	2,024,932	119,183	8,288	328	8,585,811	—	8,342,029	243,782	29,765	288
Weihai International Plaza	15,942,145	—	11,956,609	3,985,536	12,582	1,267	—	—	—	—	—	—
Dongli Garden	29,708,882	—	29,708,882	—	80,414	369	16,142,992	—	16,142,992	—	36,855	438
Longhai Mingzhu	55,676,839	22,150,422	31,856,112	1,670,305	38,612	1,442	27,452,082	—	21,961,666	5,490,416	20,533	1,337
Oumei Complex	2,082,483	—	2,015,980	66,503	7,156	291	7,093,081	—	7,093,081	—	35,346	201
Oumei Complex	1,361,844	—	1,361,844	—	2,619	520	—	—	—	—	—	—
Sales of Inventory(7)	2,853,544	—	2,853,544	—	8,417	339	2,390,102	—	2,390,102	—	4,613	518
Total	156,097,250	39,333,476	110,518,421	6,245,353	285,550	547	103,493,526	—	94,315,500	9,178,026	254,938	406

(1) “Contract Sales” are comprised of two sub-groups: (a) contracts entered into prior to the current period that, as of the beginning of the current period, still have unrecognized portions (these are the total amounts, including previously recognized and unrecognized); and (b) brand new contracts entered into in the current period.

(2) “Revenues recognized from prior contract sales” are revenues recognized prior to the current period from prior contracts. In this column, we demonstrate the portion within the above-listed “sub-group (1)” that had previously been recognized as revenues prior to the current period. In other words, the amount shown in this column is part of the amount in the above-listed “sub-group (1).” We think this disclosure is relevant because it enables the reader to focus on the potential revenues as of the beginning of the current period, by eliminating previously recognized revenues from the total contract sales stated in the first column.

(3) “Revenues recognized in current period” include the revenues recognized in the current period, both from the un-recognized portion of previous contracts and from new contracts signed in the current period.

(4) “Remaining contract amounts to be recognized” represents the revenues that remain to be recognized as of the end of the current period, ie., (4) = (1) – (2) – (3)

(5) “Square meters sold” are the total GFA of all contract sales reflected in (1) above.

(6) “Average selling price” is defined as (1) divided by (5) above.

(7) The sales of inventory are defined as the sale of unsold properties from projects completed prior to the applicable period, in which a very small number of units remained unsold at the beginning of the current period and the Company had withdrawn active selling activity.

Cost of sales. Our total cost of sales increased 32.4% to $77.2 million in fiscal year 2010 from $58.3 million in fiscal year 2009, mainly due to the increase in sales and an increase of certain costs described more fully under “Gross profit and gross profit margin” below.

Gross profit and gross profit margin. Our gross profit decreased 7.5% to $33.3 million in fiscal year 2010 from $36.0 million in fiscal year 2009. Gross profit as a percentage of total sales (gross margin) was 30.1% for fiscal year 2010 and 38.2% for fiscal year 2009. The decrease in the gross profit margin was partially due to sales of new properties related to villager relocation efforts for our Dongli Garden project, which contributed approximately 26% of total sales in 2010 (compared with only 12% in 2009). The project was a joint effort between us and local government agencies, and Phase I of the project mainly involved relocating villagers previously residing on the parcel designated for Phase II. Therefore, as part of the government’s urban modernization initiatives, the government strictly regulated the selling prices of all Phase I units, which were on average considerably below would-be market prices and in turn resulted in a lower profit margin. Meanwhile, we are required by the government to offer pricing concessions to relocated former villagers based on the sizes of parcels they previously resided on. In addition, in fiscal year 2010, for the Longhai Mingzhu project, we booked an additional $2.1 million in cost of sales to account for a portion of the difference between book value and the fair market value of the assets when we acquired the entity that owned the project, which significantly contributed to the decrease in the gross profit margin. Another contributing factor is the fact that in fiscal year 2009 we sold a significantly higher amount of accessory spaces (storage and garages), to which no construction cost was allocated, leading to a higher gross profit margin in fiscal year 2009 than in 2010.

Advertising expenses. Advertising expenses decreased 18.9% to $0.22 million in fiscal year 2010 from $0.27 million in fiscal year 2009, mainly due to the fact that most of the existing projects were completed by the end of 2009 and we reduced our advertising efforts in the 2010 fiscal year on existing projects.

Commission expenses. Commission paid to independent sales agents amounted to $0.21 million in fiscal year 2010, as compared to $0.08 million in fiscal year 2009, an increase of 152.5%. In addition to our salaried internal salespersons, we used temporary independent sales agents to maximize our pre-sales in the first phase of sales for our Weihai International Plaza project in the 2010 fiscal year. We did not rely as heavily on these temporary sales agents during fiscal year 2009.

Selling expenses. Our selling expenses increased 24.4% to $0.06 million in fiscal year 2010 from $0.05 million in fiscal year 2009, mainly due to selling expenses related to our Weihai International Plaza, Longhai Mingzhu and Xingfu Renjia projects. Most of our projects are residential projects. As commercial/office projects, our Weihai International Plaza and Longhai Mingzhu projects naturally involved more selling and marketing efforts and costs than a typical residential project, including rental and fit out of the sales center, production of posters, brochures and other media advertisement, and hiring and training of sales personnel.

Bad debt recovery (expense). Our bad debt recovery in fiscal year 2010 was $0.99 million, compared to bad debt expense of $0.20 million in fiscal year 2009, primarily due to the fact that management has been putting more effort in receivables collection, particularly focusing on those projects that previously had high receivable amounts such as Qilu Textile Centre, Fuxiang Huayuan, and Longhai Lidu, during the past year, while during 2009, we made a provision for doubtful accounts receivable in accordance with our bad debt allowance policy.

General and administrative expenses. General and administrative expenses increased 58.8% to $7.4 million in fiscal year 2010 from $4.7 million in fiscal year 2009, primarily due to expenses related to new subsidiaries that we acquired since 2009, including Caoxian Industrial and Longhai Real Estate, and expenses related to the April 14, 2010 reverse acquisition and private placement transactions, as well as our public offering registration.

Miscellaneous income. Included in miscellaneous income for the fiscal year ended December 25, 2010 is the sale of land use rights. On December 16, 2010, we executed a buyout transaction with the government of Licang District, Qingdao, in which the government agreed to pay us approximately $23.7 million in exchange for the pre-development land use right in connection with our planned Dongli Garden 2 project. We had previously planned to build residential units on the land, subject to the government’s re-zoning procedure. Prior to the transaction, the historical cost of the land use right was zero due to the fact that it was categorized as “state allocated land,” which had no value until zoned by the government for commercial development. Therefore, no cost was incurred in connection with this transaction, and the income of approximately $23.7 million was included in miscellaneous income.

Interest expense and finance charges (net of interest income). Interest expense decreased 62.4% to $0.3 million in fiscal year 2010 from $0.9 million in fiscal year 2009, primarily due to a decrease in the average balance of our borrowings and an increase in the proportion of capitalized interest among all interest paid as more projects went into the construction phase. Please refer to Notes 12 and 13 to our consolidated financial statements for detailed information on our short-term and long-term borrowings.

Income taxes. Income taxes increased 66.1% to $15.0 million in fiscal year 2010 from $9.1 million in the fiscal year 2009, due to higher income before taxes.

Net income. Net income increased 65.2% to $34.9 million in fiscal year 2010 from $21.2 million in 2009, mainly due to the increase in total sales and the sale of land use rights noted above.

Comparison of Fiscal Years Ended December 25, 2009 and December 25, 2008

The following table shows key components of our results of operations during the fiscal years ended December 25, 2009 and 2008, in both dollars and as a percentage of our total sales.

	Fiscal Year Ended		Fiscal Year Ended
U.S. dollars, except percentages	December 25, 2009		December 25, 2008
		Percent of		Percent of
	Dollars	Total Sales	Dollars	Total Sales
Sales	$91,041,042	96.5%	$77,032,561	100.0%
Sales to related party	3,274,458	3.5%	—	—
Total sales	94,315,500	100.0%	77,032,561	100.0%
Cost of sales	(57,442,457)	(60.9)%	(46,321,251)	(60.1)%
Cost of sales to related party	(853,951)	(0.9)%	—	—
Total cost of sales	(58,296,408)	(61.8)%	(46,321,251)	(60.1)%
Gross profit	36,019,092	38.2%	30,711,310	39.9%
Advertising expenses	(268,222)	(0.3)%	(112,263)	(0.1)%
Commission expenses	(84,982)	(0.1)%	(574,262)	(0.7)%
Selling expenses	(49,800)	(0.1)%	(81,415)	(0.1)%
Bad debt expense	(207,523)	(0.2)%	(1,198,942)	(1.6)%
General and administrative expenses	(4,655,596)	(4.9)%	(2,283,744)	(3.0)%
Income from operations	30,752,969	32.6%	26,460,684	34.4%
Miscellaneous income	327,294	0.3%	91,945	0.1%
Interest expense	(866,751)	(0.9)%	(968,710)	(1.3)%
Income before income taxes and extraordinary items	30,213,512	32.0%	25,583,919	33.2%
Income taxes	(9,058,226)	(9.6)%	(6,602,194)	(8.6)%
Income before extraordinary items	21,155,286	22.4%	18,981,725	24.6%
Extraordinary items, net	—	—	12,499,576	16.3%
Net income	21,155,286	22.4%	31,481,301	40.9%
Foreign currency translation adjustment	474,414	0.5%	3,486,204	4.5%
Comprehensive income	$21,629,700	22.9%	$34,967,505	45.4%

Sales. Our total sales increased 22.4% to $94.3 million in the fiscal year ended December 25, 2009 from $77.0 million in the fiscal year ended December 25, 2008, mainly due to sales by two project development companies that we acquired during this period, the completion and sales of the Xingfu Renjia project phase 1 and the Fuxiang Huayuan project phase 2, in addition to a higher average selling price per square meter for both residential and commercial properties delivered in fiscal year 2009 compared with fiscal year 2008.

Effective December 26, 2008, we adopted the percentage of completion method of accounting for revenue recognition for all building construction projects in progress in which the construction period was expected to be more than 12 months at that date. The full accrual method was used before that date for all of our residential and commercial projects. We changed to the percentage of completion method for contracts longer than one year because this method more accurately reflects how revenue is earned on these contracts, particularly for interim reporting purposes. ASC 250 requires retrospective application of a change in accounting principle unless impracticable. The change to the percentage of completion method had no effect on our December 25, 2008 financial statements. See “— Critical Accounting Policies — Revenue Recognition” below for a detailed discussion of how we recognize revenue under the percentage of completion method of accounting.

The following table sets forth the aggregate GFA and the related revenues recognized by project (finished projects) for the fiscal years ended December 25, 2009 and 2008:

		GFA Delivered		Percentage of
		for Twelve		Total GFA
		Months Ended		Delivered as of		Revenues recognized for
	Total	December 25,		December 25,(2)		Twelve Months Ended December 25,(3)
	GFA(1)	2009	2008	2009	2008	2009		2008
	m²	m²	m²	%	%	US$	%	US$	%
Fuxiang Huayuan 1	52,830	—	52,830	—	100%	—	—	13,682,009	18%
Fuxiang Huayuan 2	18,392	18,392	—	100%	—	5,530,847	6%	—	—
Xingfu Renjia 1	85,551	85,551	—	100%	—	11,664,726	12%	—	—
Oumei Complex 1	91,778	39,624	52,154	100%	57%	7,093,081	8%	9,421,360	12%
Total	248,551	143,567	104,984			$24,288,654		$23,103,369

(1) The amounts for “total GFA” in this table and the other tables in this section are the amounts of total saleable GFA and are derived on the following basis: (a) for properties that are sold, since total GFA of buildings includes sellable GFA and unsellable GFA (such as common areas and property management spaces, etc.), the total GFA is based on the sale contracts relating to such property; (b) for unsold properties that are completed or under construction, the total GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and (c) for properties that are under planning, the total GFA is calculated based on the floor area ratio approved in the land grant contract and our internal projections, subject to adjustments upon completion of construction blueprints.

(2) Percentage of total GFA delivered is the total GFA delivered as of a period end divided by the project’s total GFA. This calculation does not apply to projects in which 100% of GFA had been completed and delivered prior to the current period.

(3) Percentage of all real estate sales revenues for the financial period, including finished goods and work-in-process inventory.

The following table sets forth the percentage of completion, the percentage sold and related revenues for our projects for the fiscal years ended December 25, 2009 and 2008.

				Percentage Sold
		Percentage of		–
		Completion		Accumulated
		as of		as of		Revenues recognized for
	Total	December 25,		December 25,(1)		Twelve Months Ended December 25, (2)
	GFA	2009	2008	2009	2008	2009		2008
	m²	%	%	%	%	US$	%	US$	%
Longhai Lidu 1	51,450	100%	100%	96%	95%	192,788	0.2%	17,787,318	23%
Longhai Lidu 2	79,308	86%	67%	80%	—	20,508,323	22%	—	—
Qilu Textile Centre (Comm)	139,510	99%	98%	79%	78%	488,946	0.5%	25,720,880	33%
Qilu Textile Centre (Residential)	67,942	90%	37%	79%	37%	8,342,029	9%	7,049,269	9%
Weihai International Plaza	45,828	—	—	—	—	—	—	—	—
Dongli Garden 1	213,315	48%	—	17%	—	16,142,992	17%	—	—
Longhai Mingzhu	51,902	80%	—	40%	—	21,961,666	23%	—	—
Oumei Complex 2	70,587	—	—	—	—	—	—	—	—
Total	719,842					$67,636,744		$50,557,467

(1) Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our interim financial statements as of and for the applicable period.

(2) Percentage of all real estate sales revenues for the financial period, including finished goods and work-in-process inventory.

The following table sets forth the square meters sold and average selling price per square meter by each project on a consolidated basis for the fiscal years ended December 25, 2009 and 2008.

	For Twelve Months Ended December 25, 2009						For Twelve Months Ended December 25, 2008
				Remaining						Remaining
		Revenues		contract				Revenues		contract
		recognized	Revenues	amounts				recognized	Revenues	amounts
		from prior	recognized	to be	Square	Average		from prior	recognized	to be	Square	Average
	Contract	contract	in current	recognized	meters	selling	Contract	contract	in current	recognized	meters	selling
	Sales(1)	sales(2)	period(3)	(4)	sold(5)	price(6)	Sales(1)	sales(2)	period(3)	(4)	sold(5)	price(6)
	US$	US$	US$	US$	m²	US$/m²	US$	US$	US$	US$	m²	US$/m²
Fuxiang Huayuan 1	—	—	—	—	—	—	13,682,010	—	13,682,010	—	52,830	259
Fuxiang Huayuan 2	5,530,848	—	5,530,848	—	18,392	301	—	—	—	—	—	—
Xingfu Renjia 1	11,664,726	—	11,664,726	—	43,811	266	—	—	—	—	—	—
Oumei Complex 1	7,093,081	—	7,093,081	—	35,346	201	9,421,360	—	9,421,360	—	37,622	250
Longhai Lidu 1	192,788	—	192,788	—	578	334	17,787,318	—	17,787,318	—	48,656	366
Longhai Lidu 2	23,917,534	—	20,508,323	3,409,211	63,640	376	—	—	—	—	—	—
Qilu Textile Centre (Comm)	523,563	—	488,946	34,617	1,405	373	25,720,880	—	25,720,880			237
										— 108,373
Qilu Textile Centre (Residential)	8,585,811	—	8,342,029	243,782	29,765	288	7,049,269	—	7,049,269	—	26,427	267
Weihai International Plaza	—	—	—	—	—	—	—	—	—	—	—	—
Dongli Garden 1	16,142,992	—	16,142,992	—	36,855	438	—	—	—	—	—	—
Longhai Mingzhu	27,452,082	—	21,961,666	5,490,416	20,533	1,337	—	—	—	—	—	—
Oumei Complex 2	—	—	—	—	—	—	—	—	—	—	—	—
Sales of Inventory(7)	2,390,102	—	2,390,102	—	4,613	518	3,371,725	—	3,371,725	—	9,039	373
Total	103,493,527	—	94,315,500	9,178,026	254,938	406	77,032,562	—	77,032,562	—	282,947	272

(1) “Contract Sales” are comprised of two sub-groups: (a) contracts entered into prior to the current period that, as of the beginning of the current period, still have unrecognized portions (these are the total amounts, including previously recognized and unrecognized); and (b) brand new contracts entered into in the current period.

(2) “Revenues recognized from prior contract sales” are revenues recognized prior to the current period from prior contracts. In this column, we demonstrate the portion within the above-listed “sub-group (1)” that had previously been recognized as revenues prior to the current period. In other words, the amount shown in this column is part of the amount in the above-listed “sub-group (1).” We think this disclosure is relevant because it enables the reader to focus on the potential revenues as of the beginning of the current period, by eliminating previously recognized revenues from the total contract sales stated in the first column.

(3) “Revenues recognized in current period” include the revenues recognized in the current period, both from the un-recognized portion of previous contracts and from new contracts signed in the current period.

(4) “Remaining contract amounts to be recognized” represents the revenues that remain to be recognized as of the end of the current period, ie., (4) = (1) – (2) – (3)

(5) “Square meters sold” are the total GFA of all contract sales reflected in (1) above.

(6) “Average selling price” is defined as (1) divided by (5) above.

(7) The sales of inventory are defined as the sale of unsold properties from projects completed prior to the applicable period, in which a very small number of units remained unsold at the beginning of the current period and the Company had withdrawn active selling activity.

Cost of sales. Our total cost of sales increased 25.9% to $58.3 million in the fiscal year 2009 from $46.3 million in the fiscal year 2008, mainly in support of the increase in sales, plus higher costs in constructing high rise tower office buildings in fiscal year 2009, which are more expensive to construct than the low rise buildings completed in fiscal year 2008.

Gross profit and gross profit margin. Our gross profit increased 17.3% to $36.0 million in the fiscal year 2009 from $30.7 million in the fiscal year 2008. Gross profit as a percentage of total sales (gross margin) was 38.2% for the fiscal year 2009 and 39.9% for the fiscal year 2008. The decline in the gross margin was primarily due to the Fuxiang Garden Phase 2 and the Xingfu Renjia Phase 1 projects, both of which had lower than average selling prices. Additionally, the costs of construction of high rise office tower buildings in fiscal year 2009 are relatively higher than the projects sold in fiscal year 2008.

Advertising expenses. Advertising expenses increased 138.9% to $0.3 million in the fiscal year 2009 from $0.1 million in the fiscal year 2008, mainly due to our increased advertising efforts to create buyer awareness and interest in our newly available properties at our Qilu Textile Center and Weihai Longhai International Plaza projects, as well as in our Xingfu Renjia residential project.

Commission expenses. Commissions paid to independent sales agents decreased 85.2% between fiscal year 2009 ($0.1 million) and fiscal year 2008 ($0.6 million) since we used temporary independent sales agents to maximize our pre-sales in the first phase of sales for residential and commercial properties in 2008. In 2009, we did not rely as heavily on these temporary sales agents.

Selling expenses. Our selling expenses decreased 38.8% to $0.05 million in the fiscal year 2009 from $0.08 million in the fiscal year 2008, mainly due to the absence in 2009 of the sales and marketing materials purchased for the intense selling effort in the first phase of pre-sales for residential and commercial properties in 2008.

Bad debt expense. Our bad debt expense declined 82.7% in fiscal year 2009 ($0.2 million) from fiscal year 2008 ($1.2 million), primarily due to the write back of an allowance against other receivables which was recorded in 2008. This was partially offset by an additional provision for doubtful accounts receivable made in accordance with the Company’s bad debt allowance policy.

General and administrative expenses. General and administrative expenses increased 103.9% in fiscal year 2009 ($4.7 million) from fiscal year 2008 ($2.3 million), primarily due to the increase in Land Appreciation Tax and the expenses incurred in anticipation of the reverse acquisition transaction with Leewell and related private placement.

Interest expense. Interest expense decreased 10.5% to $0.9 million in the fiscal year 2009 from $1.0 million in fiscal year 2008, primarily due to lower average borrowings in 2009.

Income taxes. Income taxes increased 37.2% to $9.1 million in the fiscal year 2009 from $6.6 million in the fiscal year 2008, mainly due to higher income before taxes.

Income before extraordinary items. Income before extraordinary items was up 11.5% to $21.2 million in the fiscal year 2009 compared with $19.0 million in 2008, as a result of the factors described above.

Extraordinary items, net. In fiscal year 2008, we acquired four project companies (Qingdao Xudong, Weifang Longhai Industry, Weifang Longhai Zhiye and Weifang Qilu) and recorded a gain of $12.5 million as an extraordinary item, based on the differences between our purchase prices and the estimated fair market values of the acquisitions.

Net income. Net income decreased 32.7% to $21.2 million in fiscal year 2009 from $31.5 million in 2008, primarily due the absence in fiscal year 2009 of a gain from extraordinary items that occurred in fiscal year 2008, and due to higher income taxes in 2009.

Inflation

Inflation and changing prices have not had a material effect on our business, and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. However, our management will closely monitor price changes in the Chinese economy and the real estate industry and continually maintain effective cost controls in operations.

Liquidity and Capital Resources

As of December 25 ,2010, we had cash and cash equivalents of approximately $33.6million. The following table provides a summary of our net cash flows from operating, investing, and financing activities. To date, we have financed our operations primarily through net cash flow from operations, augmented by cash proceeds from recent financing activities, short-term bank borrowings and equity contributions by our shareholders.

U.S. Dollars	Fiscal Year Ended December 25,
	2010	2009	2008
Net cash provided by operating activities	$27,325,191	$11,250,820	$61,015,081
Net cash provided by (used in) investing activities	(136,156)	234,814	(58,521,630)
Net cash provided by (used in) financing activities	3,435,399	(9,866,408)	(3,805,052)
Effects of exchange rate change in cash	701,545	6,573	16,518
Net increase (decrease) in cash and cash equivalents	31,325,979	1,625,799	(1,295,083)
Cash and cash equivalents at beginning of the period	2,264,438	638,639	1,933,722
Cash and cash equivalents at end of the period	$33,590,417	$2,264,438	$638,639

Net cash flow from operating activities

In accordance with Accounting Standards Codification, or ASC, 230, Statement of Cash Flows, cash flows from our operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Net cash provided by operating activities was $27.3 million in fiscal year 2010, compared with $11.3 million in fiscal year 2009. Net income after adjustment for noncash items was $49.9 million in fiscal year 2010. This increase was augmented by a reduction in inventories of $37.6 million, an increase in taxes incurred but not paid of $4.2 million, a reduction of $1.3 million of loans to a related party, an increase in accounts payable of $1.3 million, and an increase of $0.8 million in deposits received from customers. This total increase of $95.1 million was offset by an increase in income recognized but not billed of $15.0 million, an increase of $23.1 million of other receivables, a decrease in other payables and other current liabilities of $3.4 million, an increase of $1.4 million in prepaid expenses, a $24.4 million income recognized but where no payment was received, and an increase of $0.3 million in restricted cash.

Net cash provided by operating activities was $11.3 million in fiscal year 2009, compared with $61.0 million in fiscal year 2008. Net income after adjustment for noncash items was $30.3 million in fiscal year 2009. This increase was augmented by a reduction in inventories of $24.6 million, related party receivables collected of $7.3 million, expenditures made in previous years but expensed in fiscal year 2009 of $2.3 million, and an increase in taxes incurred but not paid of $3.8 million. This total increase of $68.3 million was offset by a decrease in deposits received from customers of $38.0 million, income recognized of $10.7 million but either not billed or received in cash, and payments for accounts payable of $9.3 million.

Net cash flow from investing activities

Net cash used in investing activities in fiscal year 2010 was $0.1 million, compared with $0.2 million net cash provided by investing activities in fiscal year 2009. The decrease in net cash provided by investing activities was mainly due to more expenditures on purchasing fixed assets in fiscal year 2010, compared with fiscal year 2009.

Net cash provided by investing activities in fiscal year 2009 was $0.2 million, compared with $58.5 million net cash used in investing activities in fiscal year 2008. The increase was mainly due to the absence in fiscal year 2009 of the purchase of four subsidiaries acquired in fiscal year 2008.

Net cash flow from financing activities

Net cash provided by financing activities in fiscal year 2010 was $3.4 million, compared with $9.9 million net cash used in financing activities in fiscal year 2009. The increase in net cash provided by financing activities was mainly from cash proceeds from the April 14, 2010 private placement transaction, partially offset by repayments of short-term and long-term borrowings.

Net cash used in financing activities in fiscal year 2009 was $9.9 million, compared with $3.8 net cash used in financing activities in fiscal year 2008. The increase was mainly due to repayments of long-term borrowings in fiscal year 2009, partly offset by proceeds received from long-term borrowings in 2009.

Loan Commitments

As of December 25, 2010, the amount outstanding, maturity date and term of each of our loans were as follows:

Lender	Amount	Interest Rate	Maturity Date	Duration
Rural Credit Cooperatives Fangzi Branch	RMB 9,000,000 (approximately $1,356,300)	8.59%	December 07, 2011	1 year
Employee Loan (China Agricultural Bank Laixi Branch)	RMB 404,540 (approximately $60,964)	10.47%	December 25, 2011	1 year
China Industry and Commercial Bank Chengyang Branch	RMB 195,000,000 (approximately $29,386,500)	7.15%	November 25, 2011	3 years
China Construction Bank Weihai Branch	RMB 40,000,000 (approximately $6,028,000)	5.60%	December 2, 2011	2 years
TOTAL	RMB 244,404,540 (approximately $36,831,764)

Capital Expenditures

Our capital expenditures were $58.5 million, $0.2 million and $0.2 million in fiscal years 2008, 2009, and 2010, respectively. Our capital expenditures in fiscal years 2008, 2009 and 2010 were mainly used for acquisition of subsidiaries, building improvements, purchase of vehicles, fixtures and furniture, and computer network equipment. The source of our capital expenditures is primarily the cash flow generated from operating activities.

As the majority of our outstanding loans are real estate development loans, we believe that our operating cash provided by general sales is sufficient to repay the portion of such loans that is due within the next 12 months. We also believe that our currently available working capital should be adequate to sustain our operations at our current levels through at least the next twelve months. We may, however, in the future require additional cash resources due to changed business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Research and Development, Patents and Licenses, Etc.

We have not engaged in any significant research and development activities for the last three years.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investment in our securities.

Tabular Disclosure of Contractual Obligations

The table below shows our contractual obligations as of December 25, 2010.

U.S. Dollars	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-term and short-term debt obligations	$36,831,764	$36,831,764	$—	$—	$—
Interest expense obligations for outstanding debt	2,383,753	2,383,753	—	—	—
Other obligations*	452,100	37,675	414,425	—	—

Total	$39,667,617	39,253,192	414,425	$—	$—

__________________
* Operating lease for company cafeteria.  See Note 22 to our consolidated financial statements

Safe Harbor

See the section headed “Forward-Looking Information.”

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers, as well as employees upon whose work we are dependent, as of the date of this annual report.

NAME	AGE	POSITION
Antoine Cheng	56	Chairman of the Board of Directors
Weiqing Zhang	39	Chief Executive Officer and Director
Zhaohui John Liang	42	Chief Financial Officer
Yang Chen	40	President
Lawrence Lee	47	Director
Dr. Peter Linneman	60	Director
Ruiping Tao	60	Director
Zhongbo Zhou	36	Vice General Manager of Engineering Department of Oumei
Yalei Chen	35	Vice General Manager of Development Strategies Department of Oumei

Mr. Antoine Cheng. Mr. Cheng has been the Chairman of our board of directors since the closing of our reverse acquisition of Leewell on April 14, 2010 and has served as the Chairman of Oumei since 2009. Since September 22, 2009, Mr. Cheng has been the sole shareholder and director of Longhai Holdings, our controlling shareholder, and since 2006 he has also been sole shareholder and director of Longhai Group, a PRC infrastructure and building construction company, and our related party. Longhai Holdings and Longhai Group are under common control, but do not have any other relationship. Prior to his retirement from governmental service in 2006, Mr. Cheng served as Chief Director of the Industry and Commerce Department of the Qingdao (Pingdu and Jimo) Municipal Government from 1998 to 2006 and as Vice Chief Director of the Public Security Bureau of the Pingdu Municipal Government from 1992 to 1998. Mr. Cheng received his Master’s degree in economics from Shandong Public Administration College in 2005.

Mr. Weiqing Zhang. Mr. Zhang has served as our Chief Executive Officer since the closing of our reverse acquisition of Leewell on April 14, 2010 and became a member of our board of directors on May 1, 2010. Mr. Zhang also served as our President from the closing of our reverse acquisition of Leewell on April 14, 2010 until June 22, 2010. Mr. Zhang has held the same positions with Oumei since its formation in May 2001. Prior to joining Oumei, he was responsible for properties development for Longhai Real Estate Development Co., Ltd., between August 1994 and May 2001. With more than 15 years of experience in real estate development, Mr. Zhang has successfully developed more than two million square meters of GFA and has also served in strategic planning and general administration functions. He graduated from Qingdao Construction Engineering College in 1994 with a Bachelor’s degree in Business.

Mr. Zhaohui John Liang. Mr. Zhaohui John Liang has served as our Chief Financial Officer since June 22, 2010. He has over 15 years of experience in real estate finance, investment and development. From June 2009 to June 2010, Mr. Liang was Senior Director of Real Estate at The Great Atlantic & Pacific Tea Company, Inc. (NYSE: GAP), where he oversaw the real estate portfolio of one of the largest U.S. retail chains with $9 billion in annual sales, managed real estate-oriented corporate financing, accounting and reporting, led major corporate divestures and acquisitions, and developed and implemented the company’s strategic real estate plan. Prior to that, he served in key positions at Lerner Heidenberg Properties, Inc., a real estate investment and development company, including Chief Financial Officer from January 2006 to February 2009 and Director of Finance and Acquisitions from December 2004 to January 2006. From May 2004 to December 2004, Mr. Liang was Senior Financial Analyst & Asset Manager at General Growth Properties, Inc. (NYSE: GGP), a public real estate investment trust. From May 2003 to September 2003, he served as an Equity Analyst in the Real Estate Group of Friedman Billings Ramsey & Co., an investment bank, and from January 1994 to April 2002, he was a Development Project Manager at THSSW Architects, P.C., an architectural and construction project management firm. Mr. Liang earned his Bachelor of Architecture from the University of Arkansas, and his MBA with a dual major in finance and real estate from the Wharton School at the University of Pennsylvania. He is a member of a number of professional organizations including the Chinese Finance Association, Zell/Lurie Real Estate Center of the Wharton School, Urban Land Institute, the American Institute of Architects, and the International Council of Shopping Centers. He is also a licensed architect.

Mr. Yang Chen. Mr. Chen has served as our President since June 22, 2010 and previously served as our Chief Financial Officer and Vice President from the closing of our reverse acquisition of Leewell on April 14, 2010 until June 22, 2010. He has also served as the Chief Financial Officer of Oumei since January 2008. Mr. Chen has more than 17 years of experience in accounting and financial management. Prior to joining Oumei, he served as chief financial officer for several companies, including Mudanjiang Dongxing Group Corporation, a retail-oriented diversified company (hotels, supermarkets, villas, and electrical equipment) from 2004 to 2008 and Harbin Guangyun Electrical Appliance Co., Ltd. prior to joining Mudanjiang Dongxing in 2004. Mr. Chen graduated from Harbin Institute of Technology with a Bachelor’s degree in industrial accounting in 1992.

Mr. Lawrence Lee. Mr. Lawrence Lee has been a member of our board of directors since June 22, 2010. He is the founder and managing director of the Boardroom Advisors Company Limited, a Beijing-based financial advisory firm. He is currently also serving as a director of Universal Travel Group (NYSE: UTA), an online travel service company operating in China. From October 2007 to November 2009, Mr. Lee served as chief financial officer of Synutra International, Inc. (NASDAQ: SYUT), a consumer product company operating in China. From August 2004 to September 2007, Mr. Lee was a vice president and chief financial officer of Kasen International Holdings Limited, a public company listed on the Hong Kong Stock Exchange. Prior to that, Mr. Lee served as chief financial officer at Eagle Brand Holdings Limited, a company listed on the Singapore Stock Exchange. Mr. Lee’s experience also includes serving as a financial controller at the Korean division of Exel Plc, a multinational supply chain management firm, and serving as a senior auditor at Waste Management Inc.’s international department in London. Mr. Lee is a fellow member of the Association of Chartered Certified Accountants (ACCA). Mr. Lee received a bachelor’s degree in management and engineering from Beijing Institute of Technology, a master’s degree in economics from Renmin University of China, and a master’s degree in accounting and finance from the London School of Economics.

Dr. Peter Linneman. Dr. Peter Linneman has been a member of our board of directors since June 22, 2010. He is widely recognized as one of the leading strategic thinkers in the real estate industry, and was cited as one of the 25 most influential people in real estate by Realtor Magazine, and one of the 100 most powerful people in NY real estate by the NY Observer. For 30 years he has been the managing principal of Linneman Associates, providing strategic and financial advice to leading corporations, and also serves as the Albert Sussman Professor of Real Estate, Finance, and Public Policy at the Wharton School of Business, the University of Pennsylvania. A member of Wharton’s faculty since 1979, he served as the founding chairman of Wharton’s Real Estate Department and was the Director of Wharton’s Zell-Lurie Real Estate Center for 13 years. He is the founding co-editor of The Wharton Real Estate Review. His teaching and research focuses on real estate and investment strategies. He has published over 80 articles during his career and is a highly sought-after speaker, appearing as the keynote speaker at numerous major industry conferences. He is also a co-coordinator/sponsor/moderator (with Sam Zell) of the prestigious industry roundtable, The Marshall Bennett Classic. His quarterly research publication, The Linneman Letter, is widely read throughout the real estate industry and is viewed as a major thought leader in the business. His book, Real Estate Finance and Investments: Risks and Opportunities, has been adopted at over 50 leading universities and is the leading primary reference source for those interested in real estate finance and investment. Dr. Linneman holds both Masters and Doctorate degrees in economics from the University of Chicago. He currently serves on the Board of Directors and executive, compensation and governance committees of Equity One, Inc. (NYSE: EQY), an owner, developer and operating of shopping centers, and on the Board of Directors and executive and audit committees of JER Investors Trust Inc. (JERT), a commercial real estate finance company.

Mr. Ruiping Tao. Mr. Ruiping Tao has been a member of our board of directors since June 22, 2010. He is regarded as one of the pioneers in shaping the City of Qingdao’s urban planning strategy, and widely recognized in China as a leading expert in the field of urban planning, development and public policy. He currently serves as the Chairman of the City of Qingdao Urban Planning Association. As a life-long public servant, Mr. Tao served as the Chief of Qingdao Urban Planning Bureau from February 2007 to March 2008, and as Vice Chief from April 2001 to February 2007. In April 2008, Mr. Tao was appointed by the Government of Qingdao to head a special task force in charge of developing a comprehensive urban development plan for Yongwan Bay, which is the geographic and strategic focal point of the city’s next 5-year development strategy. Mr. Tao previously served as a Navy officer from December 1970 to April 2001. He officially retired from all governmental positions in March 2010. Mr. Tao is frequently invited to speak at national and international urban planning industry conferences, such as the International Society of City and Regional Planners Convention, and provides advisory service to numerous governmental and educational institutions in China. Mr. Tao received his Bachelor of Electrical and Mechanical Engineering from the College of Naval Engineering, and his EMBA from the Cheung Kong Graduate School of Business.

Mr. Zhongbo Zhou. Mr. Zhou has served as Oumei’s Vice General Manager of Engineering Department since 2007 and is responsible for project and sales management. From the closing of our reverse acquisition of Leewell on April 14, 2010 until June 22, 2010, he served as a member of our board of directors. He joined Oumei in 2001 and served as its Vice General Manager of Administration from 2005 to 2007. Mr. Zhou holds a Bachelor’s degree in civil engineering from Qingdao Technical University.

Mr. Yalei Chen. Mr. Chen has served as Oumei’s Vice General Manager of Development Strategies Department since 2007 and is in charge of its development strategies. He joined Oumei in 2001 as a technician and assistant to General Manager. Prior to that, Mr. Chen worked as a technician in Qingdao Pingdu Construction Group Company Factory and ZTE Corporation. He graduated from China Agricultural University in 1997 with a college diploma.

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Compensation

In 2010, the aggregate cash compensation to our executive officers was approximately $139,333 and the aggregate cash compensation to our non-executive directors was approximately $29,334.

Employment Agreements

Except for our Chief Financial Officer, each of our executive officers has entered into our standard employment agreement. Under these agreements, each of our executive officers is employed for a specified time period, but we may terminate his or her employment for cause, at any time, without notice or remuneration, for certain acts, including but not limited to, his or her conviction of crimes, his or her breach of material corporate policy and his or her failure to perform his or her duties to our material detriment. Furthermore, either we or an executive officer may terminate his or her employment at any time without cause upon advance written notice to the other party. Other than necessary social benefits required by the PRC government, which are defined in the employment agreements, we currently do not provide other benefits to these officers under our standard employment at this time. These officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

On June 15, 2010, we entered into a separate employment agreement with our Chief Financial Officer, Mr. Zhaohui John Liang. In addition to his base salary specified in the agreement, we also agreed to provide Mr. Liang and his direct family members with medical insurance and Mr. Liang is also eligible to participate in any bonus, incentive and benefit plans established by us. The term of the employment agreement is for two (2) years and may be terminated by us for cause upon thirty (30) days’ notice and by either party without cause upon sixty (60) days’ notice. Mr. Liang will also receive four months’ salary, accrued benefits, and an opportunity to vest and exercise all stock options if he resigns for good reason or is terminated without cause or after a change in control (as such terms are defined in the employment agreement).

Equity Incentive Plan

On October 12, 2010, our board of directors, compensation committee and shareholders adopted the China Oumei Real Estate Inc. 2010 Equity Incentive Plan, the 2010 Plan, which became effective on November 4, 2010. The 2010 Plan permits the grant of incentive share options, nonstatutory share options (i.e., options not intended to qualify as incentive share options), restricted shares, share grants, restricted share units, share appreciation rights, performance units and performance shares to employees, directors, and consultants of the Company and its affiliates.

Up to 3,000,000 ordinary shares may be issued under the 2010 Plan; provided that the number and class of shares available under the 2010 Plan are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding. Our board of directors may at any time amend, alter, suspend or terminate the 2010 Plan, provided that we will obtain shareholder approval of any amendment to the extent necessary and desirable to comply with applicable laws. No amendment, alteration, suspension or termination of the 2010 Plan will impair the rights of any participant, unless agreed to by the participant.

The 2010 Plan is administered by our compensation committee. The compensation committee has the authority to determine the specific terms and conditions of all awards granted under the 2010 Plan, including, without limitation, the number of shares subject to each award, the price to be paid for the shares and the applicable vesting criteria. The compensation committee, in its sole discretion, may impose vesting schedules, limitations on transferability and forfeiture conditions on any award granted under the 2010 Plan as it may deem advisable or appropriate, on the basis of such conditions, including but not limited to, achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued status as a service provider), or any other basis the compensation committee may determine in its discretion. The compensation committee, in its discretion, may accelerate the time at which any such restrictions will lapse or be removed. The compensation committee may also provide for such complete or partial exceptions to an employment or service restriction as it deems equitable.

The compensation committee may reprice or terminate options or share appreciation rights at a lower purchase price per share than the original grant without prior shareholder approval. The compensation committee may also authorize the Company to issue new option or share appreciation right awards in exchange for the surrender and cancellation of any or all outstanding awards, subject to the consent of the holder whose rights would be impaired. In addition, the compensation committee may at any time repurchase options with payment in cash, shares or other consideration, based on such terms and conditions as the compensation committee and the holder shall agree.

Following is a description of the types of awards that may be issued under the 2010 Plan.

  Option Grants. An option is the right to purchase our ordinary shares at a future date at a specified price. Options granted under the 2010 Plan may be either incentive share options, within the meaning of section 422 of the Internal Revenue Code of 1986, as amended, or nonstatutory share options (i.e., options not intended to qualify as incentive share options). The compensation committee determines the terms of each option at the time of grant, including the number of shares covered by, the exercise price of, and the conditions and limitations applicable to the exercise of each option (including vesting criteria); provided that (i) the exercise price of an option may not be less than the fair market value of a share or the par value of a share on the grant date and the term may not exceed ten years, (ii) incentive share options may only be granted to employees of the Company and of any parent or subsidiary of the Company; (iii) if the optionee owns more than 10% of the total combined voting power of all classes of our shares, the exercise price of an incentive share options may not be less than 110% of the fair market value of a share on the grant date and the option term may not exceed five years.

  Restricted Share Awards. The compensation committee may, in its discretion, award restricted shares and may determine the number of shares awarded and the terms and conditions (including vesting criteria) of, and the amount of payment to be made by the recipient for such restricted shares. During the period of restriction determined by the compensation committee, restricted shares shall be subject to vesting or forfeiture (including a right of the Company to repurchase restricted shares at less than the then fair market value per share) arising on the basis of such conditions as the compensation committee may determine in its sole discretion. Any such risk of forfeiture may be waived or terminated, or the period of restriction shortened, at any time by the compensation committee on such basis as it deems appropriate.

  Share Grants. Share grants not subject to risk of forfeiture or restrictions on transferability are awarded solely in recognition of significant contributions to the success of the Company or its affiliates, in lieu of compensation otherwise already due and in such other limited circumstances as the compensation committee deems appropriate (provided that payment of not less than the par value per share shall be required). Share grants are made without forfeiture conditions of any kind.

  Restricted Share Units. A restricted share unit is the right to receive one share at the end of a specified period of time. The compensation committee may, in its discretion, award restricted share units in such number and upon such terms and conditions (including vesting criteria) as determined by the compensation committee. During the period of restriction, restricted share unites shall be subject to vesting or forfeiture arising on the basis of such conditions as the compensation committee may determine in its sole discretion. Any such risk of forfeiture may be waived or terminated, or the period of restriction shortened, at any time by the compensation committee on such basis as it deems appropriate.

  Share Appreciation Rights. A share appreciation right is the right to receive payment from the Company in an amount no greater than the excess of the fair market value of a share at the date the share appreciation right is exercised over a specified price fixed by the compensation committee, which shall not be less than the fair market value of a share on the date of grant. In the case of a share appreciation right which is granted in connection with an option, the specified price shall be the option exercise price. The compensation committee may award share appreciation rights in such number and upon such terms and conditions (including vesting criteria) as it may determine. At the discretion of the compensation committee, the payment upon exercise of a share appreciation right may be in cash, shares of equivalent value or some combination thereof.

  Performance Units and Performance Shares. Performance shares and performance units are awards that may vest in whole or in part upon attainment of performance goals or other vesting criteria as the compensation committee may determine. Each performance share will have an initial value equal to the fair market value of a share on the grant date. Each performance unit will have an initial value established by the compensation committee on or before the grant date. The compensation committee shall, at its discretion, determine the performance objectives or other vesting provisions which will determine the number or value of the performance units or shares granted. After the applicable performance period has ended, the holder of performance units or performance shares will be entitled to receive a payout of the number of performance units or performance shares earned by the holder over the performance period as determined by the extent to which performance objectives were achieved.

As of December 25, 2010, a total of 1,430,000 ordinary shares remain available for issuance under the 2010 Plan.

Share Options

As of December 25, 2010, options to purchase a total of 1,550,000 of our ordinary shares have been granted under the 2010 Plan, all of which remained outstanding. The following table summarizes, as of December 25, 2010, the outstanding options granted to our executive officers, directors and to other individuals as a group under our 2010 Plan.

	Ordinary
	Shares	Exercise
	Underlying	Price
Name	Options	(US$/Share)	Date of Grant	Expiration Date
Weiqing Zhang	434,000	$5.00	11/04/2010	11/03/2020
Zhaohui John Liang	372,000	$5.00	11/04/2010	11/03/2020
Yang Chen	434,000	$5.00	11/04/2010	11/03/2020

Each option vests with respect to 50% of the shares underlying the option on December 15, 2010, and thereafter with respect to 5% of such shares on each successive one-month anniversary thereof, commencing with the first such anniversary; provided, however, that the executive officer remains an employee of the Company or any affiliate of the Company as of each vesting date. Mr. Liang’s option also vests in full if he is terminated without cause.

Board Practices

Terms of Directors and Executive Officers

Our board of directors currently consists of five directors, who were elected to serve until their successors are duly elected and qualified. Directors may be elected by shareholders at any general meeting by a majority of votes cast. Each director so elected holds office for the term, if any, as may be specified in the resolution appointing him or until his earlier death, resignation or removal. The directors may appoint one or more directors to fill a vacancy on the board of directors. We do not have any contracts with our directors providing for benefits upon termination of employment.

Our executive officers are appointed by our board of directors. The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by a majority vote of the directors.

Board Committees

Our board of directors is currently composed of five members: Mr. Antoine Cheng, Mr. Weiqing Zhang, Mr. Lawrence Lee, Dr. Peter Linneman and Mr. Ruiping Tao. Mr. Lawrence Lee, Dr. Peter Linneman and Mr. Ruiping Tao are our independent directors within the meaning of applicable rules of the NASDAQ Stock Market LLC. All board action requires the approval of a majority of the directors in attendance at a meeting at which a quorum is present. We may increase the size of our board of directors in the future but have not determined the approximate time to take such action.

On June 22, 2010, our board of directors established three Committees: the Audit Committee, the Compensation Committee, and the Governance and Nominating Committee. Each of the Audit Committee, Compensation Committee and Governance and Nominating Committee is comprised entirely of our independent directors, Mr. Lawrence Lee, Dr. Peter Linneman and Mr. Ruiping Tao. From time to time, our board of directors may establish other committees. The board of directors has adopted a written charter for each of the committees which is available on our website at www.chinaoumeirealestate.com.

Audit Committee

Our Audit Committee consists of our three independent directors, Mr. Lee, Dr. Linneman and Mr. Tao. Mr. Lee serves as the Chair of the Audit Committee. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

  selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

  reviewing with our independent auditors any audit problems or difficulties and management’s response;

  reviewing and approving all proposed related-party transactions;

  discussing the annual audited financial statements with management and our independent auditors;

  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant internal control deficiencies;

  annually reviewing and reassessing the adequacy of our Audit Committee charter;

  meeting separately and periodically with management and our internal and independent auditors;

  reporting regularly to the full board; and

  such other matters that are specifically delegated to our Audit Committee by our Board from time to time.

Compensation Committee

Our Compensation Committee consists of our three independent directors, Mr. Lee, Dr. Linneman and Mr. Tao. Mr. Tao serves as the Chair of the Compensation Committee. Our Compensation Committee assists our board of directors in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The Compensation Committee is responsible for, among other things:

  approving and overseeing the compensation package for our executive officers;

  reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

  reviewing periodically and making recommendations to the board of directors regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and reviewing and making recommendations to the board of directors regarding succession plans for the chief executive officer and other senior officers.

Governance and Nominating Committee

Our Governance and Nominating Committee consists of our three independent directors, Mr. Lee, Dr. Linneman and Mr. Tao. Dr. Linneman serves as the Chair of the Governance and Nominating Committee. The Governance and Nominating Committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The Governance and Nominating Committee is responsible for, among other things:

  identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

  reviewing annually with the board the current composition of the board in light of the characteristics of independence, skills, experience and availability of service to us;

  reviewing periodically the compensation paid to non-employee directors for annual retainers and meeting fees, if any, and making recommendations to the board for any adjustments; and

  identifying and recommending to the board the directors to serve as members of the board’s committees.

Employees

As of December 25, 2010, we had a total of 203 employees. The following table shows the number of our employees by function.

Function	Number of Employees
Senior Management	13
Sales and Marketing	34
Development Strategies Department	12
Engineering Department	45
Quality Control	10
Human Resource & Administration	52
Accounting	37
Total	203

Subdivided by educational achievement, 2% of our employees hold advanced degrees, 21% have bachelor’s degrees, and 27% hold technical or vocational training certificates.

To increase the knowledge and performance of our employees, we have established an employee training and development program, which ranges from recruiting to advanced training. Our employee incentive plans and programs encourage and reward superior performance. In the next five years, three major employee development plans will be implemented to attract more talented and bilingual management staff and experienced sales people, to enhance employees’ on-the-job training, and to establish company-wide, performance-oriented incentive plans that may include stock awards or stock options.

We maintain a satisfactory working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. None of our employees is represented by a labor union.

Our employees in China participate in a state pension plan organized by Chinese municipal and provincial governments. We are required to make monthly contributions to the plan for each employee at the rate of 23% of his or her average assessable salary. In addition, we are required by Chinese law to cover employees in China with various types of social insurance. We believe that we are in material compliance with the relevant PRC laws.

Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of June 17, 2011 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, Floor 28, Block C, Longhai Mingzhu Building, No.182 Haier Road, Qingdao 266000, People’s Republic of China.

		Shares Beneficially Owned(1)
		Ordinary Shares(2)		Preference Shares(3)		% Total
			% of		% of	Voting
Name and Address of Beneficial Owner	Office, If Any	Shares	Class	Shares	Class	Power(4)
Directors and Officers
Antoine Cheng (5)	Chairman	27,143,000	87.50%	0	*	80.32%
Weiqing Zhang (6)	CEO and Director	248,700	*	0	*	*
Zhaohui John Liang (7)	CFO	204,600	*	0	*	*
Yang Chen (8)	President	248,700	*	0	*	*
Lawrence Lee	Director	0	*	0	*	*
Dr. Peter Linneman (9)	Director	10,000	*	0	*	*
Ruiping Tao	Director	0	*	0	*	*
All officers and directors as a group (7 persons named above)		27,855,000	87.86%	0	*	80.79%
5% Security Holders
Longhai Holdings Company Limited (5)		27,143,000	87.50%	0	*	80.32%
Jayhawk Private Equity Fund II, L.P. (10) 930 Tahoe Blvd., 802-281 Incline Village, NV 89451		375,000	1.19%	750,000	27.03%	3.29%
Access America Fund, LP (11) 11200 Westheimer Rd., Suite 508 Houston, TX 77042		404,164	1.30%	375,000	13.51%	2.29%
Hua-Mei 21st Century Partners, LP (12) 237 Park Avenue, 9th Floor New York, NY 10017		446,500	1.43%	475,000	17.12%	2.71%
Guerrilla Partners, LP (13) 237 Park Avenue, 9th Floor New York, NY 10017		258,500	*	275,000	9.91%	1.57%
Taylor International Fund, Ltd. (14) 714 S. Dearborn Street, 2nd Floor Chicago, IL 60605		404,164	1.30%	375,000	13.51%	2.29%

* Less than 1%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Based on 31,020,062 ordinary shares issued and outstanding as of June 17, 2011.

(3)

Based on 2,774,700 Preference Shares issued and outstanding as of June 17, 2011. Each Preference Share is convertible into one (1) ordinary share (subject to customary adjustments for stock splits, combinations, or equity dividends on ordinary shares). Holders of Preference Shares vote with the holders of ordinary shares on all matters on an “as converted” basis. See Item 10, “Additional Information—Memorandum and Articles of Association—Rights and Obligations of Shareholders” below for more information regarding our Preference Shares.

(4)	Percentage of Total Voting Power represents total ownership with respect to all shares of our ordinary shares and Preference Shares, as a single class and on an “as converted” basis.

(5)

Includes 27,143,000 ordinary shares held by Longhai Holdings. Mr. Antoine Cheng is the sole shareholder and director of Longhai Holdings and has voting and dispositive control over the securities held by it. Pursuant to a lock-up agreement, all of the ordinary shares held by Longhai Holdings are subject to an eighteen-month lock-up period following the closing of the private placement on April 14, 2010. In addition, pursuant to the Make Good Escrow Agreement, Longhai Holdings deposited 7,500,000 ordinary shares held by it into an escrow account for the benefit of the investors in the event that we fail to meet certain financial performance thresholds.

(6)

Includes 238,700 ordinary shares underlying an option to purchase our ordinary shares that may vest within 60 days. On November 4, 2010, we granted to Mr. Zhang an option to purchase 434,000 ordinary shares for an exercise price of $5.00 per share. The option vests with respect to 50% of such shares on December 15, 2010, and thereafter with respect to 5% of such shares on each successive one-month anniversary thereof, commencing with the first such anniversary; provided, however, that Mr. Zhang remains an employee of the Company or any affiliate of the Company as of each vesting date; and provided further, that the option cannot begin vesting until the consummation of our public offering. However, upon the consummation of the public offering, the option will have an immediate vesting of all shares that would have otherwise vested at such time. Pursuant to a lock-up agreement, all of the ordinary shares held by Mr. Zhang are subject to an eighteen-month lock-up period following the closing of the private placement on April 14, 2010.

(7)

Includes 204,600 ordinary shares underlying an option to purchase our ordinary shares that may vest within 60 days. On November 4, 2010, we granted to Mr. Liang an option to purchase 372,000 ordinary shares for an exercise price of $5.00 per share. The option vests with respect to 50% of such shares on December 15, 2010, and thereafter with respect to 5% of such shares on each successive one-month anniversary thereof, commencing with the first such anniversary; provided, however, that Mr. Liang remains an employee of the Company or any affiliate of the Company as of each vesting date; and provided further, that the option cannot begin vesting until the consummation of our public offering. However, upon the consummation of the public offering, the option will have an immediate vesting of all shares that would have otherwise vested at such time. The option will vest in full if Mr. Liang is terminated without cause.

(8)

Includes 238,700 ordinary shares underlying an option to purchase our ordinary shares that may vest within 60 days. On November 4, 2010, we granted to Mr. Chen an option to purchase 434,000 ordinary shares for an exercise price of $5.00 per share. The option vests with respect to 50% of such shares on December 15, 2010, and thereafter with respect to 5% of such shares on each successive one-month anniversary thereof, commencing with the first such anniversary; provided, however, that Mr. Chen remains an employee of the Company or any affiliate of the Company as of each vesting date; and provided further, that the option cannot begin vesting until the consummation of our public offering. However, upon the consummation of the public offering, the option will have an immediate vesting of all shares that would have otherwise vested at such time. Pursuant to a lock-up agreement, all of the ordinary shares held by Mr. Chen are subject to an eighteen-month lock-up period following the closing of the private placement on April 14, 2010.

(9)

Includes 10,000 ordinary shares that may vest within 60 days. On November 4, 2010, we granted 20,000 ordinary shares to Mr. Linneman. 50% of the shares vest on the date of grant and the remaining shares shall vest on the twelve-month anniversary of the date of grant; provided, that the shares cannot begin vesting until the consummation of our public offering. However, upon the consummation of the public offering, all shares that would have otherwise vested at such time will vest in full.

(10)

Includes 375,000 shares underlying a warrant to purchase our ordinary shares. Kent C. McCarthy has sole voting and dispositive power over securities held by Jayhawk Private Equity Fund II, L.P. Pursuant to a lock-up agreement, all of the shares held by Jayhawk Private Equity Fund II, L.P. are subject to a lock-up period beginning from the date of the lock-up agreement and continuing to and including 90 days after the date of the prospectus for our public offering.

(11)

Includes 187,500 shares underlying a warrant to purchase our ordinary shares. Christopher Efird is the Managing Partner of Access America Fund, LP and has voting and dispositive control over securities held by it. Pursuant to a lock-up agreement, all of the shares held by Access America Fund, LP are subject to a lock-up period beginning from the date of the lock-up agreement and continuing to and including 90 days after the date of the prospectus for our public offering.

(12)

Includes 237,500 shares underlying a warrant to purchase our ordinary shares. Peter Siris is the Managing Director of Hua-Mei 21st Century Partners, LP and has voting and dispositive control over securities held by it. Pursuant to a lock-up agreement, all of the shares held by Hua-Mei 21st Century Partners, LP are subject to a lock-up period beginning from the date of the lock-up agreement and continuing to and including 90 days after the date of the prospectus for our public offering.

(13)

Includes 137,500 shares underlying a warrant to purchase our ordinary shares. Peter Siris is the Managing Director of Guerrilla Partners, LP and has voting and dispositive control over securities held by it. Pursuant to a lock-up agreement, all of the shares held by Guerrilla Partners, LP are subject to a lock-up period beginning from the date of the lock-up agreement and continuing to and including 90 days after the date of the prospectus for our public offering.

(14)

Includes 187,500 shares underlying a warrant to purchase our ordinary shares. Robert J. Kirkland is the President of Taylor Asset Management, Inc., the general partner of Taylor International Fund, Ltd., and has voting and dispositive control over securities held by it. Pursuant to a lock-up agreement, all of the shares held by Taylor International Fund, Ltd. are subject to a lock-up period beginning from the date of the lock-up agreement and continuing to and including 90 days after the date of the prospectus for our public offering.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

See Item 6, “Directors, Senior Management and Employees—Compensation—Share Options” for the options granted to our directors, officers and employees and a description of our 2010 Plan.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Please refer to Item 6, “Directors, Senior Management and Employees—Share Ownership.”

Related Party Transactions

As of December 25, 2010 and December 25, 2009, we had a total of $1,159,577 and $2,949,102, respectively, due from Longhai Group and its subsidiaries. Longhai Group is wholly-owned by Mr. Antoine Cheng, our Chairman. These balances had no stated terms for repayment and were not interest bearing. As of May 3, 2011, these loans have all been repaid. The Company has no intention to extend similar loans to related parties in the future.

One of our major contractors for our construction services and construction materials is Longhai Construction Ltd., a subsidiary of Longhai Group. In the fiscal years ended December 25, 2010 and 2009, we made payments to Lonhgai Construction Ltd. of approximately $14,170,029 and $13,784,000, respectively.

For the fiscal years ended December 25, 2010, 2009 and 2008, we received rent payments of approximately $384,436, $381,160 and $372,962, respectively, from Longhai Group for a restaurant and banquet facility it leases from us. The lease is renewable annually. The annual rent may be subject to adjustments at the time of the renewal.

For the fiscal years ended December 25, 2010 and 2009, we sold two floors of a project for office use to Longhai Construction Ltd., a subsidiary of Longhai Group, recognizing revenues of approximately $702,000 and $3,274,000, respectively. We did not make any related party sales in the fiscal year 2008.

See also Item 6, “Directors, Senior Management and Employees—Compensation.”

Interests of Experts and Counsel

Not applicable.

ITEM 8.     FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements.”

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are currently not party to any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

Any future decisions regarding dividends will be made by our board of directors. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. Our board of directors has complete discretion on whether to pay dividends on our ordinary shares. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9.     THE OFFER AND LISTING

Offer and Listing Details

There currently is no market for our ordinary shares. We have applied to list our ordinary shares on the NASDAQ Global Market as soon as practicable. However, we cannot assure you that we will be able to meet the initial listing standards of the NASDAQ Global Market, or that we will be able to maintain any such listing. If we determine that we will not be able to meet the initial listing standards of the NASDAQ Global Market, we may apply to have our ordinary shares listed on the NASDAQ Capital Market or another stock exchange or for a quotation on an over-the-counter quotation service. If we determine to apply for a quotation on an over-the-counter quotation service, however, an investor may find it difficult to obtain accurate quotations as to the market value of our ordinary shares and trading of our ordinary shares may be extremely sporadic. For example, several days may pass before any shares may be traded. A more active market for our ordinary shares may never develop. In addition, if we failed to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling our ordinary shares, which may further affect its liquidity and could make it more difficult for us to raise additional capital.

Plan of Distribution

Not applicable.

Markets

See our disclosures above under “Offer and Listing Details.”

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Association

The following are summaries of material terms and provisions of our amended and restated memorandum and articles of association and the Companies Law (2010 Revision) of the Cayman Islands, or the Companies Law, insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our amended and restated memorandum and articles of association, which has been filed as Exhibit 3.1 to our current report on Form 8-K filed on August 6, 2010.

As used in this section, an “ordinary resolution” means a written resolution passed by a simple majority of shareholders (calculated on an as-if converted basis) or a resolution passed by a simple majority of shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of shareholders. A “special resolution” means an unanimous written resolution or a resolution passed by not less than two-thirds of shareholders (calculated on an as-if converted basis) as, being entitled to do so, vote in person or by proxy at a general meeting of shareholders of which notice specifying the intention to propose the resolution as a special resolution has been duly given.

Register

We were incorporated as an exempted company with limited liability under the Companies Law on March 10, 2010 (Registrar of Companies #164013). A Cayman Islands exempted company:

  is a company that conducts its business outside the Cayman Islands;

  is exempted from certain requirements of the Companies Law, including the filing of an annual return of its shareholders with the Registrar of Companies;

  is not required to open its register of shareholders for inspection; and

  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for twenty years in the first instance).

We were originally incorporated under the name “Dragon Acquisition Corporation. On August 6, 2010, we changed our name to “China Oumei Real Estate Inc.”

Objects and Purposes

Our amended and restated memorandum of association grants us full power and capacity to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

Directors

Our board of directors consists of a single class of directors who will serve until they resign or are removed in accordance with our amended and restated memorandum and articles of association. Directors are elected at a general meeting each year by an ordinary resolution of shareholders. Our board has the power at any time to appoint a person as a director either to fill a casual vacancy or as an addition to the existing board. A director may be removed from office, with or without cause, by an ordinary resolution of shareholders.

Directors have the powers necessary for managing, and for directing and supervising our business and affairs. Directors may engage in transactions with us and vote on such transactions, provided the nature of the interest is disclosed to the entire board of directors. With the prior or subsequent approval by an ordinary resolution of shareholders, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to us. The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party. There are no age limit requirements for our directors and they are not required to hold shares in the Company.

Rights and Obligations of Shareholders

Our authorized share capital consists of 100,000,000 ordinary shares, par value $0.002112 per share, and 20,000,000 preference shares, par value $0.002112 per share. On April 14, 2010, our board of directors established a series of our preference shares, designated as “6% Convertible Preference Shares” (which we refer to herein as the Preference Shares).

With respect to rights upon liquidation, winding-up or dissolution, the Preference Shares rank senior to our ordinary shares and any other classes or series of stock of the Company not designated as ranking senior to or pari passu with the Preference Shares. As of the date of this annual report, there are 31,020,062 ordinary shares and 2,774,700 Preference Shares issued and outstanding.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared or paid by our board of directors subject to our amended and restated memorandum and articles of association and the Companies Law. No dividend may be declared or paid unless our directors determine that immediately after the payment, we will be able to satisfy our liabilities as they become due in the ordinary course of business, and we have funds lawfully available for such purpose.

Each Preference Share is entitled to receive cumulative dividends at the annual rate of six percent (6%) accruing on a daily basis on the purchase price of the Preference Share. Such dividends will be payable in cash annually on January 1 beginning with the first such date after April 14, 2010. If the six percent (6%) dividend is not timely paid in full, any such unpaid dividend amount will be increased by 6% per year, accruing on a daily basis.

Voting Rights

The holders of our ordinary shares have identical rights, as provided by our amended and restated memorandum and articles of association, and are entitled to one vote per share.

The holders of our Preference Shares vote on an “as converted” basis, together with the ordinary shares, as a single class, in connection with any proposal submitted to our shareholders. Each Preference Share is optionally convertible into one (1) fully paid and non-assessable ordinary share. We also have the right to convert outstanding Preference Shares into ordinary shares if, for a period of at least twenty (20) consecutive business days, (i) the volume weighted average price of our ordinary shares equals or exceeds US$6.00, (ii) average daily trading volume of our ordinary shares equals or exceeds 50,000 shares per day, and (iii) trading volume of our ordinary shares equals or exceeds 30,000 shares on every business day during this period. The number of ordinary shares into which each Preference Share may be converted into will be proportionally adjusted in the event of any stock splits, combinations, or equity dividends on ordinary shares. Upon certain reorganizations, reclassifications, mergers, or consolidations, the holders of Preference Shares may convert their shares into the securities or property that they would have been entitled to upon the consummation of such transaction if the holder had converted the Preference Shares immediately prior to such transaction.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), after payment in full of the amounts required to be paid to creditors and holders of any issued and outstanding preference shares, if any, all holders of ordinary shares are entitled to receive the same amount per share with respect to any distribution of assets to holders of ordinary shares.

In the event of the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of the Preference Shares then outstanding will be entitled to receive, out of the assets of the Company available for distribution to its shareholders, an amount equal to the amount credited as paid up on the Preference Shares plus accrued but unpaid dividends, before any payment shall be made or any assets distributed to the holders of the ordinary shares or any other class or series of stock issued by the Company not designated as ranking senior to or pari passu with the Preference Shares in respect of the right to participate in distributions or payments upon a liquidation event.

Redemption

Our ordinary shares are not redeemable but, subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined pursuant to our amended and restated memorandum and articles of association.

Our Preference Shares are not redeemable.

Changes Rights of Shareholders

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Meetings

General meetings of shareholders are expected to be held annually and may be convened by the board of directors as it may consider necessary or desirable or upon a request of one or more shareholders holding in the aggregate not less than 33 1/3% of our voting share capital. If the board of directors does not convene a requisitioned meeting within 60 days of the deposit of the requisition notice, the requisitionists may themselves convene the general meeting.

Notice shall be given of any general meeting at least ten (10) days and not more than sixty (60) days in advance of the date of such general meeting. Such notice shall state the date, time, place and purposes of the general meeting to which it relates. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. Notice of every general meeting shall be given to all shareholders other than such as, under the provisions our amended and restated articles of association or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company. The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings of that meeting.

A quorum for a general meeting of shareholders is considered present if there are one or more shareholders entitled to vote and present in person or by proxy holding in aggregate more than 50% of our voting share capital. If a quorum is not present within one hour after the time appointed for the general meeting, the general meeting shall stand adjourned to the same day in the next week at the same time and place. If at such adjourned general meeting a quorum is not present within one hour from the time appointed for holding the general meeting, the shareholder or shareholders present in person or by proxy shall be a quorum and may transact the business for which the general meeting was called.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to our shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to our shares. Pursuant to the Companies Law, special resolution is required for important matters such as amending the amended and restated memorandum and articles of association, a change of name and winding up. Holders of our shares may affect certain changes by ordinary resolution, including electing and removing directors.

A member may be represented at a meeting of members by a proxy (who need not be a member) who may speak and vote on behalf of the member. A written instrument giving the proxy such authority must be produced at the place appointed for such purpose before the time for holding the meeting.

Limitations on Ownership of Securities

There are no limitations on the right of non-residents or foreign persons to own our securities imposed by Cayman Islands law or by our amended and restated memorandum and articles of association

Change in Control of Company

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Ownership Threshold

There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed imposed by Cayman Islands law or by our amended and restated memorandum and articles of association.

Changes in Capital

Subject to the provisions of the amended and restated memorandum and articles of association and the Companies Law, our unissued shares shall be at the disposal of the directors who may, without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of the shares to such persons, at such times and upon such terms and conditions as we may by resolution of directors determine.

Subject to the provisions of the Companies Law, we may by an ordinary resolution of shareholders:

  increase the share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto;

  consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

  by subdivision of our existing shares or any of them divide the whole or any part of our share capital into shares of smaller amount than is fixed by our amended and restated memorandum of association or into shares without par value; and

  cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

Subject to the provisions of the Companies Law, we may also by a special resolution of shareholders reduce our share capital and any capital redemption reserve fund.

Differences in Corporate Law

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States.

Transactions with Interested Directors

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our memorandum and articles of association, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as a provision purporting to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for indemnification of our directors and officers to the fullest extent permitted by law against any expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any threatened, pending, or completed action, suit or proceeding; provided, however, that no director or officer is indemnified against any liability arising out of (a) any actual fraud or dishonesty in the performance of such person’s duty to us, or (b) such person’s conscious, intentional or willful breach of his or her obligation to act honestly, lawfully and in good faith with a view to our best interests. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Directors' Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he owes the following duties to the company: (i) a duty to act bona fide in the best interests of the company, (ii) a duty not to make a profit based on his position as director (unless the company permits him or her to do so) and (iii) a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. The duty of a director not to put himself or herself in a position of conflict may be modified by the company's articles of association. Our articles of association permit our directors to have such a conflict and to participate and vote in respect of any decision in which they may have a conflict, provided their conflicting interests are adequately disclosed. This does not modify the directors' duty to act in a way they consider to be bona fide in the best interests of the Company.

A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards a dual objective/subjective standard with regard to the required skill and care, to the effect that a director must exercise the skill and care of a reasonably diligent person having both (a) the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same actions as our carried out by that direction in relation to the company and (b) the general knowledge, skill and experience that that particular director has. These authorities are likely to be followed in the Cayman Islands.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of two-thirds of the holders of the issued shares of that class or with the solution of special resolution passed at general meeting of the holders of shares of that class.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Cayman Islands law and our amended and restated articles of association allow our shareholders holding not less than 33 1/3% of our voting share capital to requisition a shareholder's meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, directors can be removed by an ordinary resolution of shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Anti-takeover Provisions

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may the dissolution be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law and our amended and restated memorandum and articles of association, our Company may be dissolved, liquidated or wound up by a special resolutions, or by an ordinary resolution on the basis that we are unable to pay our debts as they fall due.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution at a meeting of shareholders.

Mergers and Similar Arrangements

In certain circumstances, the Cayman Islands Companies Law allows for mergers or consolidations between two Cayman Islands companies or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that it is permitted by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan of merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2/3% in value) of the shareholders of each company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each company passed by a majority in number representing 75% in value of the shareholders voting together as one class. A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that he or she holds otherwise give him or her voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign constituent company, and where the surviving company is a Cayman Islands company, the procedure is similar, save that, with respect to the foreign constituent company, the director of the surviving or consolidated company is required to make a declaration to the effect that, having made due enquiry, he or she is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted, or not prohibited, by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws, and any requirements of those constitutional documents have been, or will be, complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are, and continue to be, suspended or restricted; (v) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (vi) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by, and has been approved in accordance with, the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been ,or will be, complied with; (vii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (viii) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to receive a payment of the fair value of their shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (a) the shareholder must give his or her written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his or her shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must, within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his or her intention to dissent, including, among other details, a demand for payment of the fair value of his or her shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above, or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his or her shares at a price that the company determines is the fair value and, if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (e) if the company and the shareholder fail to agree a price within such 30-day period, within 20 days following the date on which such 30-day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder may not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies and, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely-held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement”, which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures of which are more rigorous, and take longer to complete, than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting. The convening of the meetings and, subsequently, the terms of the arrangement, must be sanctioned by the Grand Court of the Cayman Islands.

While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

  we are not proposing to act illegally or beyond the scope of our corporate authority, and the statutory provisions as to majority vote have been complied with;

  the shareholders have been fully informed and were fairly represented at the meeting in question;

  the arrangement is such as a businessperson could reasonably approve; and

  the arrangement would not amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may, in some circumstances, be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders' Suits

Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed their availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

  a company is acting, or proposing to act, illegally or beyond the scope of its authority;

  the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

  those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company,” Item 7, “Major Shareholders and Related Party Transactions,” or Item 5, “Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary or on the conduct of our operations in the Cayman Islands, where we were incorporated. There are no material Cayman Islands laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our ordinary or preferred shares. Cayman Islands law and our amended and restated memorandum and articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our ordinary.

See Item 4, “Information on the Company—Business Overview—PRC Government Regulations—Foreign Currency Exchange” for a description of PRC regulations on foreign exchange.

Taxation

The following is a general summary of certain material Cayman Islands, PRC and U.S. federal income tax considerations. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from April 2006.

PRC Taxation

In 2007, the PRC government promulgated the EIT Law and the relevant implementation rules, which became effective on January 1, 2008. Under the EIT Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their non-PRC shareholders will be subject to a withholding tax at a rate of 20%, which is further reduced to 10% by the implementation rules, if the non-PRC shareholder is considered to be a non-PRC tax resident enterprise without any establishment or place within China or if the dividends payable has no connection with the non-PRC shareholder’s establishment or place within China, unless any such non-PRC shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Under the Arrangement between the Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement, effective as of January 1, 2007, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As Leewell is a Hong Kong company and owns 100% of Oumei, under the aforesaid arrangement, any dividends that Oumei pays Leewell may be subject to a withholding tax at the rate of 5% if Leewell is no considered to be a PRC “resident enterprise” as described below. However, if Leewell is not considered to be the “beneficial owner” of such dividends under the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties promulgated by the State Administration of Taxation on October 27, 2009, and not a PRC “resident enterprise,” such dividends would be subject to the withholding tax rate of 10%. The withholding tax rate of 5% or 10% applicable to Leewell will have a significant impact on the amount of dividends to be received by the Company and ultimately by shareholders.

Pursuant to the EIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC, should be treated as resident enterprises for PRC tax purposes. However, it is currently uncertain whether we may be deemed a resident enterprise, or how to interpret whether any income or gain is derived from sources within China. See Item 3, “Key information—Risk Factors—Risks Related to Doing Business in China—Under the Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.” If we, as a Cayman Islands company with substantially all of our management located in China, were treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate.

U.S. Federal Income Taxation

The following is a discussion of the material U.S. federal tax consequences of the ownership of our ordinary shares by U.S. Holders (as described below). It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation. The discussion applies to investors in shares that hold the shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

  certain financial institutions;

  insurance companies;

  dealers and traders in securities or foreign currencies;

  persons holding shares as part of a hedge, “straddle,” integrated transaction or similar transaction;

  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

  persons liable for the alternative minimum tax;

  tax-exempt organizations;

  persons holding shares that own or are deemed to own 10% or more of our voting stock;

  persons who hold the shares in connection with a trade or business outside the United States; or

  persons who acquired our shares pursuant to the exercise of any employee stock option or otherwise as compensation.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, and can change on a retroactive basis. “U.S. Holder” means a beneficial owner of shares that, for U.S. federal income tax purposes, is: a citizen or resident of the United States; a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or an estate or trust the income of which is subject to U.S. federal income taxation, regardless of its source. This discussion assumes that we are not, and will not become, a PFIC for U.S. federal income tax purposes, as described below.

Taxation of Dividends

The gross amount of any distributions paid with respect to shares, other than certain pro rata distributions of shares, generally will be treated as foreign source dividend income for U.S. federal income tax purposes. U.S. Holders will not be entitled to claim a dividends-received deduction with respect to distributions paid by us. Dividends will be included in a U.S. Holder’s income on the date of such U.S. Holder’s receipt of the dividend.

If you are a non-corporate U.S. Holder, subject to applicable limitations, you may be eligible to be taxed at a maximum rate of 15% in respect of dividends received in taxable years beginning before January 1, 2011. Please consult your tax advisors to determine whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

In the event that we are deemed to be a Chinese “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ordinary shares. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends not in excess of the rate allowed under the income tax treaty between the United States and the PRC, or the Treaty, if applicable, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit in light of your particular circumstances.

Taxation of Capital Gains

Upon sale or other disposition of the ordinary shares, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between such holder’s tax basis in the shares sold or disposed of and the amount realized on the sale or other disposition. Such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year and will generally be U.S. source gain or loss for foreign tax credit purposes. However, if we are deemed to be a Chinese “resident enterprise” under PRC tax law, gains on disposal may be subject to PRC tax. In that event, a U.S. Holder may be eligible for the benefits of the Treaty. Under the Treaty, if any PRC tax were to be imposed on any gain from the disposition of the shares, the gain would be treated as PRC source income. We urge you to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our shares, including the availability of the foreign tax credit in light of your particular circumstances.

Passive Foreign Investment Company Rules (PFIC)

We believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 25, 2010. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

In general, if we were a PFIC for any taxable year during which a U.S. Holder held shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the shares would be allocated ratably over the U.S. Holder’s holding period for the shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Similar rules would apply to any distribution in respect of shares in excess of 125% of the average of the annual distributions on shares received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the shares. U.S. Holders should consult their tax advisers to determine whether such elections are available and, if so, what the consequences of the alternative treatments would be in those holders' particular circumstances.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that backup withholding does not apply.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Dividends and Paying Agents

Not applicable.

Statement by Expert

Not applicable.

Documents on Display

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the SEC at 100 F. Street, N.E., Washington D.C. 20549. You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Subsidiary Information

Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our short-term bank loans and long-term bank loans. Although the interest rates, which are based on the banks’ prime rates with respect to our short-term loans, are fixed for the terms of the loans, the terms are typically three to twelve months for short-term bank loans and interest rates are subject to change upon renewal. There were no material changes in interest rates for short-term bank loans renewed during the fiscal year ended December 25, 2010.

A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of December 25, 2010 would decrease net income before provision for income taxes by approximately $368,318 for the fiscal year ended December 25, 2010. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, all of our consolidated sales and virtually all our consolidated costs and expenses are denominated in RMB. All of our assets are denominated in RMB, except for a small portion of cash, which is denominated in U.S. dollars. As a result, we are exposed to foreign exchange risk as our sales and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB. If RMB depreciates against the U.S. Dollar, the value of our RMB sales, earnings and assets as expressed in our U.S. Dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or Euro in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Debt Securities

Not applicable.

Warrants and Rights

Not applicable.

Other Securities

Not applicable.

American Depositary Shares

We do not have any American Depositary Shares.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to ensure that information that would be required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including to our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Exchange Act, our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 25, 2010. Based on that evaluation, our chief executive officer and chief financial officer concluded that as of December 25, 2010, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Exchange Act defines internal control over financial reporting as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

  Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 25, 2010. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment we determined that, as of December 25, 2010, our internal control over financial reporting was effective according to those criteria.

During its evaluation of the effectiveness of internal control over financial reporting as of December 25, 2010, management identified the following significant deficiency:

There is a lack of sufficient staff with the appropriate level of experience or knowledge of U.S. GAAP to be able to prepare U.S. GAAP financial statements without outside consultants.

Management believes that this deficiency is related to our relatively small scale of business operations. Management does not believe that this deficiency had a material effect on our financial condition or results of operations or caused our financial statements for the fiscal year ended December 25, 2010 to contain a material misstatement. We are in the process of implementing certain initiatives to address this deficiency such as arranging necessary training for our accounting department staff and recruiting qualified personnel to bolster our internal audit functions. In addition, in January 2011 we engaged PricewaterhouseCoopers Consultants (Shenzhen) Limited to provide advisory services in order to enhance our internal control practices and procedures. We believe that the foregoing steps will remediate the significant deficiency identified above, and we will continue to monitor the effectiveness of these steps and make any changes that our management deems appropriate.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal year 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Lawrence Lee, the Chair of our Audit Committee, is an audit committee financial expert. Mr. Lee is an independent director as defined by the rules and regulations of the NASDAQ Stock Market LLC and under Rule 10A-3 under the Exchange Act.

ITEM 16B.     CODE OF ETHICS

On June 22, 2010, our Audit Committee adopted a Code of Ethics that applies to all of the directors, officers and employees of the Company and its subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics is filed as Exhibit 14 to our current report on Form 8-K filed on June 23, 2010 and is also available on our website at www.chinaoumeirealestate.com.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Fiscal Year Ended December 25,
	2010	2009
Audit Fees	$156,344	$170,138
Audit-Related Fees	30,000	175,316
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$186,344	$345,454

“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

“Audit Related Fees” consisted of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our regulatory filings and were not otherwise included in Audit Fees.

“Tax Fees” consisted of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees were fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

“All Other Fees” consisted of the aggregate fees billed for products and services provided and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees.

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Audit Committee prior to the completion of the audit).

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not asked for nor have we been granted an exemption from the applicable listing standards for our Audit Committee.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of our equity securities by us or by any of our affiliates during the period covered by this annual report.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.     CORPORATE GOVERNANCE

Rule 5615(a)(3) of the NASDAQ Listing Rules permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We have not elected to follow any “home country practice” in lieu of any requirement of the NASDAQ Listing Rules.

We intend to satisfy our requirement under Rule 5250(d)(1) of the NASDAQ Listing Rules to distribute to shareholders copies of our annual report by posting our annual reports on Form 20-F on our company website at: www.chinaoumeirealestate.com, providing a hard copy of our annual report free of charge to shareholders upon request with a reasonable period following such request, and including a prominent undertaking to this effect. Simultaneous with such posting we will issue a press release containing this and certain other information required by NASDAQ to distribute annual reports to shareholders in this manner. Domestic company issuers listed on NASDAQ may satisfy this requirement by furnishing a copy of their annual report to shareholders in the manner provided by Rule 14a-16 under the Exchange Act. As a foreign private issuer, we are not subject to the requirements of Rule 14a-16. We have determined that this requirement under the NASDAQ Listing Rules would be most efficiently addressed in the manner described above.

PART III

ITEM 17.     FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.     FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19.     EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company [incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on August 6, 2010]

2.1	Form of Investor Warrant, issued April 14, 2010 [incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.1	Share Exchange Agreement, dated April 14, 2010, by and among the Company, Leewell Investment Group Limited, Longhai Holdings Company Limited and its shareholder [incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.2	Form of Subscription Agreement, dated April 14, 2010 [incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.3	Amendment No.1 to Subscription Agreement, dated October 11, 2010, by and among the Company and the subscribers identified therein [incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 13, 2010]

4.4	Make Good Escrow Agreement, dated April 14, 2010, by and among the Company, Longhai Holdings Company Limited, Access America Investments, LLC and Collateral Agents, LLC, as escrow agent [incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.5	Holdback Escrow Agreement, dated April 14, 2010, by and among the Company, Brean Murray, Carret & Co., LLC, Access America Investments, LLC and Collateral Agents, LLC, as escrow agent [incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

Exhibit No.	Description
4.6	Investor Relations Escrow Agreement, dated April 14, 2010, by and among the Company, Brean Murray, Carret & Co., LLC, Access America Investments, LLC and Collateral Agents, LLC, as escrow agent [incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.7	Lockup Agreement, dated April 14, 2010, between the Company and Longhai Holdings Company Limited [incorporated by reference to Exhibit 10.5 to the Company’s Amendment No . 1 to Registration Statement on Form S-1/A filed on June 21, 2010]

4.8	Lockup Agreement, dated April 14, 2010, between the Company and Antoine Cheng [incorporated by reference to Exhibit 10.6 to the Company’s Amendment No . 1 to Registration Statement on Form S-1/A filed on June 21, 2010]

4.9	Lockup Agreement, dated April 14, 2010, between the Company and Weiqing Zhang [incorporated by reference to Exhibit 10.7 to the Company’s Amendment No . 1 to Registration Statement on Form S-1/A filed on June 21, 2010]

4.10	Lockup Agreement, dated April 14, 2010, between the Company and Yang Chen [incorporated by reference to Exhibit 10.8 to the Company’s Amendment No . 1 to Registration Statement on Form S-1/A filed on June 21, 2010]

4.11	Lockup Agreement, dated April 14, 2010, between the Company and Zhongbo Zhou [incorporated by reference to Exhibit 10.9 to the Company’s Amendment No . 1 to Registration Statement on Form S-1/A filed on June 21, 2010]

4.12	Form of Lockup Agreement [incorporated by reference to Exhibit 10.49 to the Company’s Amendment No. 8 to Registration Statement on Form S-1/A filed on March 22, 2011]

4.13	Share Purchase Agreement, dated September 5, 2007, between Zhang Weiqing and Leewell Investment Group Limited (English Translation) [incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.14	Share Purchase Agreement, dated September 5, 2007, between Cheng Xiaoyan and Leewell Investment Group Limited (English Translation) [incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.15	Share Purchase Agreement, dated January 19, 2008, among Cheng Defeng, Wang Yingchun and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.16	Share Purchase Agreement, dated January 22, 2008, between Zhang Weiqing and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.17	Share Purchase Agreement, dated January 23, 2008, among Cheng Defeng, Miao Shuangji and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.18	Share Purchase Agreement, dated January 24, 2008, among Li Jie, Li Keyu, Liu Fangyu, Wang Meiling, Jiang Guo, Qingdao Longhai Investment Group and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.19	Share Purchase Agreement, dated August 27, 2008, among Qingdao Longhai Investment Group, Qingdao Longhai Luqiao Co., Ltd, Gao Xuling and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.20	Share Purchase Agreement, dated August 28, 2008, between Qingdao Pingdu Xinyuan Real Estate Development Co., Ltd and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.13 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

Exhibit No.	Description
4.21	Share Purchase Agreement, dated August 29, 2008, among Qingdao Hexiang Fuzhuang Ltd, Qingdao Fuhai Fangzhi Ltd and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.22	Share Purchase Agreement, dated June 25, 2009, among Qingdao Longhai Investment Group, Wang Hongde and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.23	Share Purchase Agreement, dated September 25, 2009, among Wang Yingchun, Wang Jinghua and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.16 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.24	Construction Contact, dated April 11, 2009, between Weihai Economic & Technology Development Zone Longhai Properties Co., Ltd. and Shanghai Baogang Construction Engineering Corporation (English Translation) [incorporated by reference to Exhibit 10.17 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.25	Construction Contract, dated October 8, 2006, between Qingdao Xudong Real Estate Development Co., Ltd. and Qingdao Longhai Construction Group Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.18 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.26	Construction Contract, dated July 26, 2006, between Weihai Economic & Technology Development Zone Longhai Properties Co., Ltd. and Qingdao Longhai Construction Group Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.27	Construction Contract, dated April 23, 2004, between Weifang Longhai Zhiye Co., Ltd. and Qingdao Zhongxin Construction Group Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.20 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.28	Construction Supervision Contract, dated August 21, 2009, between Weihai Economic & Technology Development Zone Longhai Properties Co., Ltd. and Weihai Tianhen Project Consulting Management Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.21 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.29	Loan Agreement, dated November 30, 2009, between Weihai Economic & Technology Development Zone Longhai Properties Co., Ltd. and China Construction Bank, Weihai Branch (English Translation) [incorporated by reference to Exhibit 10.24 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.30	Loan Agreement, dated November 21, 2008, between Caoxian Industrial Properties Co., Ltd. and China Construction Bank, Caoxian Branch (English Translation) [incorporated by reference to Exhibit 10.25 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.31	Loan Agreement, dated May 28, 2007, between Qingdao Xudong Real Estate Development Co., Ltd. and Industrial and Commercial Bank of China, Qingdao Chengyang Branch (English Translation) [incorporated by reference to Exhibit 10.26 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.32	Loan Term Extension Agreement, dated May 20, 2010, between Qingdao Xudong Real Estate Development Co., Ltd. and Industrial and Commercial Bank of China, Qingdao Chengyang Branch (English Translation) [incorporated by reference to Exhibit 10.30 to the Company’s Amendment No. 5 to Registration Statement on Form S-1/A filed on November 2, 2010]

4.33	China Oumei Real Estate Inc. 2010 Equity Incentive Plan [incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 15, 2010]

4.34	Form of Share Option Agreement relating to China Oumei Real Estate Inc. 2010 Equity Incentive Plan [incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 15, 2010]

Exhibit No.	Description
4.35	Form of Restricted Share Award Agreement relating to China Oumei Real Estate Inc. 2010 Equity Incentive Plan [incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on October 15, 2010]

4.36	Employment Agreement, dated June 28, 2007, between Qingdao Oumei Real Estate Development Co., Ltd. and Weiqing Zhang (English Translation) [incorporated by reference to Exhibit 10.28 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.37	Employment Agreement, dated June 15, 2010, between the Company and Zhaohui John Liang [incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.38	Employment Agreement, dated July 23, 2007, between Qingdao Oumei Real Estate Development Co., Ltd. and Yang Chen (English Translation) [incorporated by reference to Exhibit 10.29 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.39	Independent Director Agreement, dated June 22, 2010, between the Company and Lawrence Lee [incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.40	Independent Director Agreement, dated June 22, 2010, between the Company and Dr. Peter Linneman [incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.41	Independent Director Agreement, dated June 22, 2010, between the Company and Ruiping Tao [incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.42	Indemnification Agreement, dated June 22, 2010, between the Company and Antoine Cheng [incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.43	Indemnification Agreement, dated June 22, 2010, between the Company and Weiqing Zhang [incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.44	Indemnification Agreement, dated June 22, 2010, between the Company and Zhaohui John Liang [incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.45	Indemnification Agreement, dated June 22, 2010, between the Company and Yang Chen [incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.46	Indemnification Agreement, dated June 22, 2010, between the Company and Lawrence Lee [incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.47	Indemnification Agreement, dated June 22, 2010, between the Company and Dr. Peter Linneman [incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.48	Indemnification Agreement, dated June 22, 2010, between the Company and Ruiping Tao [incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.49	Letter Agreement to Enter into Contractual Arrangements, dated January 21, 2011, among Leewell Investment Group Limited, Weiqing Zhang and Xiaoyan Chen [Incorporated by reference to Exhibit 10.50 to the Company’s Amendment No. 9 to Registration Statement on Form S-1/A filed on April 15, 2010]

8.1	Subsidiaries of the Company [incorporated by reference to Exhibit 21 to the Company’s Amendment No. 8 to Registration Statement on Form S-1/A filed on March 22, 2011]

11.1	Code of Ethics, adopted June 22, 2010 [incorporated by reference to Exhibit 14.1 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit No.	Description
15.1	Audit Committee Charter, adopted June 22, 2010 [incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

15.2	Compensation Committee Charter, adopted June 22, 2010 [incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

15.3	Governance and Nominating Committee Charter, adopted June 22, 2010 [incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

15.4	Nominee Agreement, adopted September 5, 2007, by and among Li Zhou, Weiqing Zhang and Xiaoyan Cheng [incorporated by reference to Exhibit 99.5 to the Company’s Amendment No. 3 to Registration Statement on Form S-1/A filed on August 27, 2010]

15.5	Cayman Islands Government Undertaking as to Tax Concessions, dated April 4, 2006 [incorporated by reference to Exhibit 99.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-1/A filed on June 21, 2010]

*Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 20, 2011	CHINA OUMEI REAL ESTATE INC.

/s/ Weiqing Zhang
Weiqing Zhang
Chief Executive Officer

CHINA OUMEI REAL ESTATE INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 25, 2010, 2009 AND 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
China Oumei Real Estate Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of China Oumei Real Estate Inc. and Subsidiaries (the “Company”) as of December 25, 2010 and 2009, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 25, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Oumei Real Estate Inc. and Subsidiaries as of December 25, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 25, 2010, in conformity with United States generally accepted accounting principles.

MSPC
Certified Public Accountants and Advisors, A Professional Corporation

New York, New York
March 22, 2011

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 25, 2010 AND 2009

	DECEMBER 25,
	2010	2009

ASSETS
CURRENT ASSETS
Cash	$33,590,417	$2,264,438
Restricted cash	2,285,490	1,641,778
Revenue in excess of billings, net	19,458,718	4,045,979
Contracts receivable, net	38,615,085	12,552,315
Related party receivable	1,159,577	2,949,102
Inventories	70,410,310	106,452,702
Other receivables, net	25,867,452	1,634,987
Prepaid expenses	2,969,452	1,461,670
Total Current Assets	194,356,501	133,002,971

PROPERTY, PLANT AND EQUIPMENT, NET	4,283,108	3,461,317
PROPERTY, PLANT AND EQUIPMENT, IDLE	1,808,401	1,530,390
GOODWILL	3,716,859	3,620,670
LAND USE RIGHTS, NET	54,973,721	54,060,495
DEFERRED TAX ASSETS	981,669	657,000
TOTAL ASSETS	$260,120,259	$196,332,843

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	$35,414,500	$35,217,320
Short term loans	1,417,264	2,719,432
Notes payable	—	146,800
Accounts payable	1,810,919	487,238
Customer deposits	21,149,526	19,780,472
Other payables	875,866	4,186,745
Taxes payable	30,971,901	26,049,956
Other current liabilities	135,442	207,936

Total Current Liabilities	91,775,418	88,795,899

LONG TERM DEBT	—	4,404,000

LONG TERM DEFERRED TAX LIABILITIES	23,703,855	8,781,998
COMMITMENTS AND CONTINGENCIES (Note 22)
SHAREHOLDERS' EQUITY
Preference stock, par value $0.002112 per share, 20,000,000 shares authorized, 2,774,700 shares issued and outstanding	5,860	—
Common stock, par value $0.002112 per share, 100,000,000 shares authorized, 31,020,062 shares issued and outstanding (2009: 30,235,062)	65,514	63,856
Additional paid in capital	17,641,864	8,949,041
Warrants outstanding	3,177,032	-
Appropriated retained earnings	17,370,972	10,298,700
Unappropriated retained earnings	95,871,921	68,001,735
Accumulated other comprehensive income	10,507,823	7,037,614
Total Shareholders' Equity	144,640,986	94,350,946
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$260,120,259	$196,332,843

See accompanying notes to the consolidated financial statements.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
THE YEARS ENDED DECEMBER 25, 2010, 2009, AND 2008

	DECEMBER 25
	2010	2009	2008
SALES	$110,518,421	$94,315,500	$77,032,561

COST OF SALES	(77,209,814)	(58,296,408)	(46,321,251)

GROSS PROFIT	33,308,607	36,019,092	30,711,310

ADVERTISING	(217,596)	(268,222)	(112,263)
COMMISSION	(214,566)	(84,982)	(574,262)
SELLING EXPENSES	(61,967)	(49,800)	(81,415)
BAD DEBT RECOVERY (EXPENSE)	987,374	(207,523)	(1,198,942)
GENERAL AND ADMINISTRATIVE EXPENSES	(7,390,963)	(4,655,596)	(2,283,744)
INCOME FROM OPERATIONS	26,410,889	30,752,969	26,460,684

OTHER INCOME (EXPENSES)
Miscellaneous income (expenses) (Note 5 and 21)	23,899,865	327,294	91,945
Interest expense	(325,969)	(866,751)	(968,710)
	23,573,896	(539,457)	(876,765)

INCOME BEFORE INCOME TAXES	49,984,785	30,213,512	25,583,919

INCOME TAXES
Current	(932,016)	(369,660)	(5,350,455)
Deferred	(14,110,311)	(8,688,566)	(1,251,739)
	(15,042,327)	(9,058,226)	(6,602,194)
INCOME BEFORE EXTRAORDINARY ITEM	34,942,458	21,155,286	18,981,725

EXTRAORDINARY ITEM	—	—	12,499,576
NET INCOME	34,942,458	21,155,286	31,481,301

OTHER COMPREHENSIVE INCOME:
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	3,470,209	474,414	3,486,204
COMPREHENSIVE INCOME	$38,412,667	$21,629,700	$34,967,505

EARNINGS PER COMMON SHARE BASIC	$1.14	$0.70	$1.04
EARNINGS PER COMMON SHARE DILUTED	$1.07	$0.70	$1.04

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING BASIC	30,770,172	30,235,062	30,235,062
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING DILUTED	32,708,661	30,235,062	30,235,062

See accompanying notes to the consolidated financial statements.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 25, 2010, 2009, AND 2008

									Accumulated
					Additional Paid		Appropriated	Unappropriated	Other
	Ordinary Shares		Preference Shares		in Capital	Warrants	Retained	Retained	Comprehensive	Shareholders'
	Shares	Amount	Shares	Amount	Amount	outstanding	Earnings	Earnings	Income	Equity
Recapitalization at December 25, 2007	30,235,062	63,856	—	—	12,188,748	—	4,234,863	21,428,985	3,076,996	40,993,448
Due to acquisitions of subsidiaries	—	—	—	—	(12,714,245)	—	—	—	—	(12,714,245)
Net income	—	—	—	—	—	—	—	31,481,301	—	31,481,301
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	3,486,204	3,486,204
Earnings appropriated in accordance with Chinese law	—	—	—	—	—	—	2,407,705	(2,407,705)	—	—
Balance at December 25, 2008	30,235,062	63,856	—	—	(525,497)	—	6,642,568	50,502,581	6,563,200	63,246,708
Due to acquisitions of subsidiaries	—	—	—	—	9,474,538	—	—	—	—	9,474,538
Net income	—	—	—	—	—	—	—	21,155,286	—	21,155,286
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	474,414	474,414
Earnings appropriated in accordance with Chinese law	—	—	—	—	—	—	3,656,132	(3,656,132)	—	—
Balance at December 25, 2009	30,235,062	63,856	—	—	8,949,041	—	10,298,700	68,001,735	7,037,614	94,350,946
Issuance of ordinary shares	785,000	1,658	—	—	1,574,734	—	—	—	—	1,576,392
Issuance of preference shares (See Note 1)	—	—	2,774,700	5,860	7,118,089	—	—	—	—	7,123,949
Issuance of warrants (See Note 1)	—	—	—	—	—	3,177,032	—	—	—	3,177,032
Net income	—	—	—	—	—	—	—	34,942,458	—	34,942,458
Earnings appropriated in accordance with Chinese law	—	—	—	—	—	—	7,072,272	(7,072,272)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	3,470,209	3,470,209
Balance at December 25, 2010	31,020,062	65,514	2,774,700	5,860	17,641,864	3,177,032	17,370,972	95,871,921	10,507,823	144,640,986

See accompanying notes to the consolidated financial statements.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 25, 2010, 2009 AND 2008

	DECEMBER 25,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$34,942,458	$21,155,286	$31,481,301
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt expense (recovery)	(987,374)	207,523	1,198,941
Depreciation expense	290,728	245,388	246,400
Gain on disposal of assets	(50,836)	—	—
Common stock issued for services	1,576,392	—	—
Deferred tax expense	14,110,311	8,688,566	1,251,739
Extraordinary item	—	—	(12,499,576)
Decrease (increase) in operating assets:
Restricted cash	(362,186)	192,911	(1,564,681)
Revenue in excess of billings	(15,026,379)	(4,040,467)	—
Contracts receivable	(24,377,598)	(6,696,979)	1,633,906
Related party receivable	1,283,924	7,286,347	75,695,314
Inventories	37,618,320	24,608,287	25,990,884
Other receivables	(23,142,569)	593,540	4,667,529
Prepaid expenses	(1,441,267)	2,343,368	(1,676,883)
Increase (decrease) in operating liabilities:
Accounts payable	1,286,035	(9,335,626)	(1,306,287)
Related party payable	—	—	(17,180,260)
Advance from customers	827,655	(37,961,384)	(56,452,177)
Other payables	(3,254,856)	138,975	(509,459)
Taxes payable	4,150,168	3,829,172	9,943,221
Other current liabilities	(117,735)	(4,087)	95,169
Net cash provided by operating activities	27,325,191	11,250,820	61,015,081

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(246,345)	(199,025)	(24,716)
Cash received from sale of assets	90,269	—	—
Purchase of subsidiaries	—	—	(58,496,914)
Merger of Dragon Acquisition Corporation	19,920	—	—
Cash received from acquisition of subsidiaries	—	433,839	—
Net cash provided (used) by investing activities	(136,156)	234,814	(58,521,630)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in short-term borrowing	(1,348,513)	(179,080)	(3,805,052)
Repayments of long-term debt	(6,638,914)	(14,044,280)	—
Proceeds from long-term borrowing	1,478,600	4,398,000	—
Repayments of notes payable	(147,860)	(41,048)	—
Cash receipts from financing through private placement	10,323,040	—	—
Restricted cash in holdback account	(230,954)	—	—
Net cash provided (used) by financing activities	3,435,399	(9,866,408)	(3,805,052)

Effect of exchange rate changes on cash	701,545	6,573	16,518

NET INCREASE IN CASH	31,325,979	1,625,799	(1,295,083)

CASH AT BEGINNING OF THE YEAR	2,264,438	638,639	1,933,722

CASH AT END OF THE YEAR	$33,590,417	$2,264,438	$638,639

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 25, 2010, 2009 AND 2008

SUPPLEMENTAL DISCLOSURES:
Interest paid	$2,544,506	$3,195,886	$3,737,121
Income taxes paid	$10,369,157	$260,255	$1,301,525
Non-cash investing and financing activities:
Common stock issued for services	$1,576,392	$—	$—
Warrants issued for services in connection with the private placement transactions and charged to additional paid-in capital	$235,850	$—	$—
Land use rights transferred to inventory as project development cost cost	$522,986	$11,036,630	$—
Inventory transferred to fixed asset (corporate offices)	$1,052,613	$—	$—
Cash consideration paid by Longhai Group for subsidiaries’ acquisition, resulting in a decrease in related party receivables	$—	$5,131,000	$14,344,712

See accompanying notes to the consolidated financial statements.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 1 - Organization

China Oumei Real Estate Inc., formerly Dragon Acquisition Corporation (the “Company”), was organized under the laws of the Cayman Islands on March 10, 2006 as a blank check development stage company formed for the purpose of acquiring an operating business, through a stock exchange, asset acquisition or similar business combination. From its inception until completion of the reverse acquisition of Leewell Investment Group Limited (“Leewell”) on April 14, 2010, the Company’s operations consisted entirely of identifying, investigating and conducting due diligence on potential businesses for acquisition.

On April 14, 2010, the Company completed a reverse acquisition transaction through a share exchange with Leewell whereby the Company acquired 100% of the issued and outstanding capital stock of Leewell. As a result of the reverse acquisition, Leewell became the Company’s wholly-owned subsidiary and Longhai Holdings Company Limited (“Longhai Holdings”), the former shareholder of Leewell, became the Company’s controlling shareholder. The share exchange transaction with Leewell was treated as a reverse acquisition for accounting purposes, with Leewell as the acquirer and the Company as the acquired party.

Leewell is a Hong Kong based company with an authorized capital of HK$10,000 (approximately $1,282), and it was wholly owned by Mr. Zhou Li as nominee for Mr. Antoine Cheng, the father of Ms. Cheng, until October 2, 2009. On that date, all the outstanding shares of Leewell were sold to Longhai Holdings, a company controlled by Mr. Cheng (See Note 5). Leewell owns all of the equity interests of Qingdao Oumei Real Estate Development Co., Ltd (“Oumei”).

Oumei was incorporated as a limited liability company in Qingdao under the laws of the People’s Republic of China (“PRC” or “China”). It is engaged in the development and sale of residential and commercial real estate properties located primarily in Pingdu, Laixi and Jimo cities of Shandong Province, China.

Oumei was established by Mr. Zhang Weiqing (51%) and Mr. Wang Shengguo (49%) on May 15, 2001 with a registered capital of approximately $604,000. On February 9, 2002, Mr. Wang Shengguo sold his interest in Oumei to Ms. Cheng Xiaoyan. Mr. Zhang and Ms. Cheng then increased their contribution to Oumei in proportion to their ownership interests by approximately $6,200,000 and $5,089,200 in 2003 and 2006, respectively. The equity interests percentages held by these individuals were 51% and 49%, respectively.

On September 20, 2007, Mr. Zhang and Ms. Cheng sold all their interests in Oumei to Leewell for $13,167,110.

On April 14, 2010, the Company also completed a private placement transaction with a group of accredited investors. Pursuant to a subscription agreement with the investors (the “Subscription Agreement”), the Company issued to the investors an aggregate of 2,774,700 Units for a purchase price of $11,098,800, or $4.00 per Unit. Each Unit consists of one 6% Convertible Preference Share of the Company (the “Preference Shares”), and one warrant to purchase 0.5 ordinary shares of the Company (the “Warrants”). The Warrants have a term of 5 years, bear an exercise price of $6.00 per share (subject to customary adjustments), are exercisable on a net exercise or cashless basis and are exercisable by investors at any time after the closing date.

Net proceeds to the Company, after deducting placement agent expenses of $775,760 incurred by Brean Murray, Carret & Co., LLC (“Brean Murray”), were $10,323,040. These net proceeds were allocated $5,860 to the Preference Shares, $7,375,998 to additional paid-in capital and $2,941,182 to the Warrants. The Company also issued 300,000 ordinary shares and warrants to Brean Murray for the purchase of an aggregate of 138,735 ordinary shares. The warrants have an exercise price of $5.00 per share and are exercisable for a period of three years. In addition, the Company issued 465,000 ordinary shares to Beijing Allstar Business Consulting, Inc. (“Allstar”) as compensation for advising on the transaction. The shares and warrants issued to Brean Murray were considered direct expenses of the offering and their value of $1,230,791 ($994,941 for the shares and $235,850 for the warrants) was charged to additional paid-in capital. The shares issued to Allstar were valued at $1,576,350 and were charged to general and administrative expense. All of the warrants are outstanding at December 25, 2010

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 1 - Organization (Continued)

A summary of the Preference Shares is set forth below:

Ranking. With respect to rights upon liquidation, winding-up or dissolution, the Preference Shares rank senior to the Company’s ordinary shares and any other classes or series of stock of the Company not designated as ranking senior to or pari passu with the Preference Shares.

Voting. The holders of the Preference Shares will vote on an “as converted” basis, together with the ordinary shares, as a single class, in connection with any proposal submitted to shareholders.

Conversion. Each Preference Share is optionally convertible into one (1) fully paid and non-assessable ordinary share.

Mandatory Conversion. The Company has the right to convert outstanding Preference Shares into ordinary shares if, for a period of at least twenty (20) consecutive business days, (i) the volume weighted average price of the Company’s ordinary shares equals or exceeds US$6.00, (ii) average daily trading volume of the ordinary shares equals or exceeds 50,000 shares per day, and (iii) trading volume of the ordinary shares equals or exceeds 30,000 shares on every business day during this period.

Anti-Dilution. The number of ordinary shares into which each Preference Share may be converted into will be proportionally adjusted in the event of any stock splits, combinations, or equity dividends on ordinary shares. Upon certain reorganizations, reclassifications, mergers, or consolidations, the holders of Preference Shares may convert their shares into the securities or property that they would have been entitled to upon the consummation of such transaction if the holder had converted the Preference Shares immediately prior to such transaction.

Dividends. Each Preference Share will be entitled to receive cumulative dividends at the annual rate of six percent (6%) accruing on a daily basis on the purchase price of the Preference Share. Such dividends will be payable in cash annually on January 1 beginning with the first such date after April 14, 2010. If the six percent (6%) dividend is not timely paid in full, any such unpaid dividend amount will be increased by 6% per year, accruing on a daily basis (See Note 23).

Liquidation. In the event of the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of the Preference Shares then outstanding will be entitled to receive, out of the assets of the Company available for distribution to its shareholders, an amount equal to the amount credited as paid up on the Preference Shares plus accrued but unpaid dividends, before any payment shall be made or any assets distributed to the holders of the ordinary shares or any other class or series of stock issued by the Company not designated as ranking senior to or pari passu with the Preference Shares in respect of the right to participate in distributions or payments upon a liquidation event.

On October 11, 2010, the Company entered into an amendment of the Subscription Agreement (the “Amendment”). Pursuant to the original Subscription Agreement, the Company was obligated to file a registration statement covering the resale of the ordinary shares underlying the Preference Shares and the Warrants no later than thirty (30) days following the closing date and use its best efforts to cause the registration statement to be declared effective under the Securities Act of 1933, as amended (the “Securities Act”) as promptly as possible, but in no event later than 180 days following the closing date. Under the Subscription Agreement, if the Company did not timely file the required registration statement, or if it was not declared effective by the Securities and Exchange Commission (“SEC”) in a timely manner, then the Company was obligated to pay to each investor a liquidated damages fee of 1% of such investor’s investment per month, for up to a maximum of 10% of each investor’s investment pursuant to the Subscription Agreement. Pursuant to the Amendment, in lieu of the cash liquidated damages amount that would otherwise have been payable by the Company for failure to cause the registration statement to be declared effective within the prescribed period, the Company is required to reduce the initial exercise price of the Warrants issued to each investor in the private placement by $0.08 per calendar month, or portion thereof, until such time that the registration statement is declared effective by the SEC; provided that, in no event will the Company be obligated to reduce the initial exercise price of the Warrants by more than $0.80 in aggregate. The partial reduction of the initial exercise price of the Warrants will apply on a daily pro-rata basis for any portion of a calendar month prior to the effectiveness of the registration statement. The agreement is without regard to the continued employment of Mr. Cheng and is therefore not compensatory. As of December 25, 2010, none of the warrants have been exercised.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 1 - Organization (Continued)

In connection with the private placement, the Company entered into a make good escrow agreement with Longhai Holdings, the Company’s controlling shareholder, Collateral Agents, LLC, the escrow agent, and Access America Investments, LLC, as representative of the investors (the “Make Good Escrow Agreement”), pursuant to which the parties agreed to certain “make good” provisions in the event that the Company does not meet certain financial performance thresholds for fiscal years 2010 and 2011. Pursuant to the Make Good Escrow Agreement, the parties agreed to the establishment of an escrow account and Longhai Holdings delivered into escrow certificates evidencing 7,500,000 ordinary shares held by it, to be held for the benefit of the investors. Under the Make Good Escrow Agreement, the Company established minimum after tax net income thresholds (as determined in accordance with US GAAP and excluding any non-cash expenses and one-time expenses related to the reverse acquisition of Leewell and the private placement transaction) of $40 million for fiscal year 2010 and $60 million for fiscal year 2011 and minimum earnings per share thresholds (calculated on a fully diluted basis and including adjustment for any stock splits, stock combinations, stock dividends or similar transactions, and for shares issued in one public offering or pursuant to the exercise of any warrants, options, or other securities issued during or prior to the calculation period) of $1.13 for fiscal year 2010 and $1.70 for fiscal year 2011. If the Company’s after tax net income or earnings per share for either fiscal year 2010 or fiscal year 2011 is less than 90% of the applicable performance threshold, then the performance threshold will be deemed not to have been achieved, and the investors will be entitled to receive ordinary shares based upon a pre-defined formula agreed to between the parties. The parties agreed that, for purposes of determining whether or not any of the performance thresholds is met, the release of any of the escrowed shares and any related expense recorded under US GAAP shall not be deemed to be an expense, charge, or any other deduction from revenues even if US GAAP requires contrary treatment or the annual report for the respective fiscal years filed with the SEC by the Company may report otherwise. As of December 25, 2010, the Company’s financial results have met the applicable performance threshold for fiscal year 2010.

Note 2 - Acquisition of Subsidiaries

On January 19, 2008, Oumei reached agreements with the shareholders of Weihai Huancui District Mingwei Industry Co., Ltd (“Mingwei”) to acquire 100% of its equity interest by paying Chinese Yuan (“CNY”) 110,000,000 (approximately $15 million).

The following table summarizes the approximate estimated fair values of the assets and liabilities acquired from Mingwei at acquisition date.

Intangible assets	$37,242,000
Current liabilities	(21,591,000)
Net assets acquired at FMV	15,651,000
Cash consideration	14,960,000
Difference	$(691,000)

100% of the above difference was allocated to land use rights and reduced the fair market value recorded.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 2 - Acquisition of Subsidiaries (Continued)

On January 22, 2008, Oumei reached an agreement with the sole shareholder of Longhai Hotel Co., Ltd (“Longhai Hotel”), to acquire 100% of its equity interest by paying CNY110,000,000 (approximately $15 million). Longhai Hotel is owned by Mr. Zhang Weiqing, who is also the former shareholder of Oumei (See Note 1). The acquisition is a business combination under common control, therefore, the Company accounted for this acquisition using the as if pooling of interest method. The acquired businesses and net assets are recorded at book value as if the businesses and net assets of Longhai Hotel have been owned by the Group from the earliest comparative period presented. Accordingly, the financial information for 2007 has been restated as follows:

	Year ended December 25, 2007
		Acquisition
	Originally	of Longhai
	stated	Hotel	Restated
Sales	$51,850,312	$—	$51,850,312
Net income	9,334,303	(115,113)	9,219,190
Net cash inflow from operating activities	1,212,951	—	1,212,951
Net cash outflow from investing activities	(13,689,661)	—	(13,689,661)
Net cash inflow from financing activities	14,167,583	—	14,167,583
Total current assets	69,443,412	—	69,443,412
Total assets	73,677,803	14,144,985	87,822,788
Total current liabilities	46,112,906	13,864,728	59,977,634
Shareholders’ equity	27,564,897	280,257	27,845,154

The following table summarizes the carryover historical costs of the assets and liabilities of Longhai Hotel at acquisition date.

Fixed assets	$2,782,000
Intangible assets	11,367,000
Current liabilities	(13,869,000)
Net asset acquired at historical costs	280,000
Cash consideration	14,960,000
Difference	$14,680,000

100% of the above difference was recorded in additional paid-in capital as it was acquired from a related party with common interest.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 2 - Acquisition of Subsidiaries (Continued)

On January 23, 2008, Oumei reached agreements with the shareholders of Weihai Economic & Technology Development Zone Longhai Properties Co., Ltd (“Longhai Properties”) to acquire 100% of its equity interest by paying CNY140,000,000 (approximately $19 million).

The following table summarizes the approximate estimated fair values of the assets and liabilities of Longhai Properties at acquisition date.

Current assets	$41,339,000
Fixed assets	15,000
Intangible assets	10,224,000
Current liabilities	(32,901,000)
Long-term debt	(2,992,000)
Net assets acquired at FMV	15,685,000
Cash consideration	19,040,000
Difference	$3,355,000

100% of the above difference was recorded as goodwill.

On January 24, 2008, Oumei reached agreements with the shareholders of Xudong Real Estate Development Co., Ltd (“Xudong”) to acquire 100% of its equity interest by paying CNY60,000,000 (approximately $8.3 million). Longhai Group, a related party, owned approximately 74% of Xudong (See Notes 1 and 5).

The following table summarizes the approximate estimated fair values of the assets and liabilities of Xudong at acquisition date.

Current assets	$54,319,000
Current liabilities	(17,599,000)
Long-term debt	(27,700,000)
Net assets acquired at FMV	9,020,000
Cash consideration	8,310,000
Difference	$(710,000)

74% of the above difference, approximately $525,000, was recorded in additional paid-in capital as it was acquired from a related party; the remaining 26%, approximately $185,000, was recorded as extraordinary item in 2008.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 2 - Acquisition of Subsidiaries (Continued)

On August 27, 2008, Oumei reached agreements with the shareholders of Weifang Longhai Industry Co., Ltd. (“Weifang Industry”) to acquire 100% of their equity interest by paying CNY30,000,000 (approximately $4.4 million). Longhai Group, a related party (See Note 5), owned approximately 95% of Weifang Industry. Mr. Gao Xuling, acting as a trustee shareholder on behalf of Mr. Antoine Cheng, held 5% of Weifang Industry.

The following table summarizes the approximate estimated fair values of the assets and liabilities of Weifang Industry at acquisition date.

Current assets	$23,147,000
Fixed assets	9,000
Current liabilities	(15,983,000)
Net assets acquired at FMV	7,173,000
Cash consideration	4,386,000
Difference	$(2,787,000)

$9,000 of the above difference was allocated to fixed assets and reduced the fair market value recorded. 100% of the remaining difference was recorded in additional paid-in capital as it was acquired from related parties.

On August 28, 2008, Oumei reached an agreement with the sole shareholder of Weifang Longhai Zhiye Co., Ltd. (“Weifang Zhiye”) to acquire 100% of its equity interest by paying CNY30,000,000 (approximately $4.4 million).

The following table summarizes the approximate estimated fair values of the assets and liabilities of Weifang Zhiye at acquisition date.

Current assets	$21,707,000
Fixed assets	10,000
Current liabilities	(13,034,000)
Net assets acquired at FMV	8,683,000
Cash consideration	4,392,000
Difference	$(4,291,000)

$10,000 of the above difference was allocated to fixed assets and reduced the fair market value recorded. The remaining difference, approximately $4,281,000, was recorded as an extraordinary item in 2008.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 2 - Acquisition of Subsidiaries (Continued)

On August 29, 2008, Oumei reached agreements with the shareholders of Weifang Qi Lu Guo Tai Zhiye Co., Ltd. (“Qi Lu Guo Tai”) to acquire 100% of its equity interest by paying CNY40,000,000 (approximately $5.8 million).

The following table summarizes the approximate estimated fair values of the assets and liabilities of Qi Lu Guo Tai at acquisition date.

Current assets	$50,076,000
Fixed assets	24,000
Current liabilities	(32,032,000)
Long-term debt	(3,897,000)
Net assets acquired at FMV	14,171,000
Cash consideration	5,860,000
Difference	$(8,311,000)

$24,000 of the above difference was allocated to fixed assets and reduced the fair market value recorded. The remaining difference, approximately $8,287,000, was recorded as an extraordinary item in 2008.

The assets and liabilities of the acquired companies were recorded at full fair value at the acquisition dates except Longhai Hotel. The acquisition of Longhai Hotel was considered as an acquisition from a related party under common control. Assets and liabilities are recognized at historical carryover costs. No goodwill or extraordinary item was recognized. The acquisitions of Xudong and Weifang Industry are considered as acquisitions from a related party; therefore, the cash consideration paid did not represent the market value that would have been paid had the transaction been at arm’s length. The excess of net assets over the purchase price has been recorded as an extraordinary item for the non-related party portion and as additional paid-in-capital for the related party portion.

The assets and liabilities of Mingwei, Longhai Properties, Weifang Zhiye and Qi Lu Guo Tai were recorded at fair values at the acquisition dates. Goodwill is recognized for the acquisition of Longhai Property as the Company believes the value of Longhai Property was higher than the market price at the date of acquisition. Longhai Property maintains a high profit level and owns land in the city center of Weihai, which the Company considers a strategic location for construction that has the potential to significantly increase the profits of the Company. The combination of these factors is the reason for the excess of the purchase price over the fair value of the tangible assets and liabilities acquired. Extraordinary items are recognized for the acquisitions of Weifang Zhiye and Qi Lu Guo Tai due to the excess of fair values over the purchase prices. No extraordinary item is recognized for Mingwei since the excess of fair value over the purchase price was absorbed by non-current assets. The acquisitions of Mingwei, Weifang Zhiye and Qi Lu Guo Tai were conducted through arms-length negotiations. Oumei was able to achieve a bargain purchase due to the fact that shareholders in the selling entity wanted to withdraw quickly and the transaction was on an all-cash basis in an expedited fashion.

The acquisition increased the land reserve and expanded the market share of the Company in Shandong Province.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 2 - Acquisition of Subsidiaries (Continued)

On June 25, 2009, Oumei reached agreement with the shareholder of Caoxian Industrial Co., Ltd (“CXSY”) to acquire 100% of its equity interest by paying CNY15,000,000 (approximately $2.2 million). Longhai Group, a related party (see Note 5), funded the purchase. This funding reduced the receivable due from Longhai Group at the time of the acquisition. Longhai Group owned approximately 90% of Caoxian Industry; Mr. Wang Hongde, acting as a trustee shareholder on behalf of Mr. Antoine Cheng, held 10% of Caoxian Industrial.

The following table summarizes the approximate estimated fair values of the assets and liabilities of CXSY at acquisition date.

Current assets	$16,396,000
Fixed assets	10,000
Current liabilities	(4,092,000)
Long-term debt	(5,128,000)
Net assets acquired at FMV	7,186,000
Cash consideration	2,197,000
Difference	$(4,989,000)

100% of the above difference, approximately $4,989,000, was recorded in additional paid in capital as Mr. Antoine Cheng had substantive control over 100% of the acquired entity (See Note 5).

On September 25, 2009, Oumei reached agreement with the shareholder of Longhai Real Estate Development Co., Ltd (“LHFDC”) to acquire 100% of its equity interest by paying CNY20,000,000 (approximately $2.9 million). Longhai Group, a related party (See Note 5), funded the purchase. This funding reduced the receivable due from Longhai Group at the time of the acquisition. Ms. Wang Jinhua, Mr. Antoine Cheng’s wife, owned 40% of LHFDC; Ms. Wang Yingchun, acting as a trustee shareholder on behalf of Mr. Antoine Cheng, owned 60% of LHFDC.

The following table summarizes the approximate estimated fair values of the assets and liabilities of LHFDC at acquisition date.

Current assets	$28,262,000
Current liabilities	(20,842,000)
Net assets acquired at FMV	7,420,000
Cash consideration	2,934,000
Difference	$(4,486,000)

100% of the above difference, approximately $4,486,000, was recorded in additional paid in capital as Mr. Antoine Cheng had substantive control over 100% of the acquired entity (See Note 5).

The acquisitions of CXSY and LHFDC are considered as acquisitions from a related party; therefore, the cash consideration paid did not represent the market value that would have been paid had the transaction been at arm’s length.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 2 - Acquisition of Subsidiaries (Continued)

The amounts of revenue and earnings of CXSY since June 25, 2009 which were included in the Consolidated Statement of Income and Comprehensive Income for 2009 were approximately $6,447,000 and $1,491,000, respectively.

The amounts of revenue and earnings of LHFDC since September 25, 2009 which were included in the Consolidated Statement of Income and Comprehensive Income for 2009 were approximately $21,962,000 and $7,862,000, respectively.

For the year ended December 25, 2008, the Consolidated Statements of Income and Comprehensive Income included twelve months results of operations of Mingwei, Longhai Hotel, Longhai Properties, Xudong and four months results of operations of Weifang Industry, Weifang Zhiye and Qi Lu Guo Tai.

For the year ended December 25, 2009, the Consolidated Statement of Income and Comprehensive Income included twelve months results of operations of Mingwei, Longhai Hotel, Longhai Properties, Xudong, Weifang Industry, Qi Lu Guo Tai, Weifang Zhiye and six months results of operations of CXSY and three months results of operations of LHFDC.

For the twelve months ended December 25, 2010, the Consolidated Statement of Income and Comprehensive Income include 12 months results of operations of Mingwei, Longhai Hotel, Longhai Properties, Xudong, Weifang Industry, Qi Lu Guo Tai, Weifang Zhiye, CXSY and LHFDC.

Supplemental information on an unaudited pro forma basis, as if the acquisitions of the subsidiaries had been consummated at the beginning of each of the years presented, is as follows:

	2009	2008
Sales	$94,315,500	$77,032,561
Net income	$20,811,790	$30,485,677

The unaudited pro forma supplemental information is based on estimates and assumptions which the Company believes are reasonable. It is not necessarily indicative of the consolidated financial position or results of income in future periods or the results that actually would have been realized had the Company been a combined company as of the beginning of the years presented.

Note 3 - Summary of Significant Accounting Policies

Basis of Presentation

The balance sheets as of December 25, 2010 and 2009 include Leewell and the Company. The total shareholders’ equity includes 31,020,062 shares of issued and outstanding common stock and 2,774,700 shares of issued and outstanding Preference Shares, as a result of the reverse acquisition transaction on April 14, 2010 described in Note 1.

The consolidated statements of income and comprehensive income for the years ended December 25, 2010, 2009 and 2008 include Leewell for the full years, and the Company for the period from April 14, 2010 through December 25, 2010. The weighted average common shares outstanding (both basic and diluted) are calculated based on the reverse acquisition transaction on April 14, 2010 described in Note 1.

All significant intercompany transactions and balances are eliminated on consolidation.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 3 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of the financial statements include the selection of the useful lives of property and equipment and the provision necessary for uncollectible receivables. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, requires disclosing fair value to the extent practicable for financial instruments that are recognized or unrecognized in the balance sheet. Fair value of financial instruments is the amount at which the instruments could be exchanged in a current transaction between willing parties. The Company considers the carrying amounts of cash, restricted cash, revenue in excess of billings, contracts receivable, related party and other receivables, accounts payable, notes payable, related party and other payables, customer deposits, and short term loans approximate their fair values because of the short period of time between the origination of such instruments and their expected realization. The Company considers the carrying amount of long term bank loans to approximate their fair values based on the interest rates of the instruments and the current market rate of interest.

Reporting Currency and Foreign Currency Translation

The functional currency of Oumei and its subsidiaries is the Chinese Yuan (“CNY”) and the Company’s reporting currency is the United States Dollar (“USD”). The assets and liabilities of Oumei and its subsidiaries are translated at the exchange rate on the balance sheet date, shareholders’ equity is translated at the historical rates and the revenues and expenses are translated at the weighted average exchange rate for the year. The resulting translation adjustments are reported under other comprehensive income in the Statements of Income and Comprehensive Income in accordance with ASC 220, Comprehensive Income. Transaction gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are included in the Statements of Income and Comprehensive Income as incurred. The transaction gains and losses were immaterial for the all periods presented.

Since July 2005, the CNY is no longer pegged to the USD. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the CNY may appreciate or depreciate significantly in value against the USD in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the CNY exchange rate and lessen intervention in the foreign exchange market. Therefore, the Company’s foreign currency exchange gains and losses may be magnified by PRC exchange control regulations that restrict the Company’s ability to convert CNY into foreign currencies.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 3 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Real estate sales are reported in accordance with the provisions of ASC 360-20, Property, Plant and Equipment, Real Estate Sales, Sales Other Than Retail Land Sales. Revenue from the sales of development properties where the construction period is twelve months or less is recognized by the full accrual method when the sale is consummated. A sale is not considered consummated until (1) the parties are bound by the terms of a contract or agreement, (2) all consideration has been exchanged, (3) any permanent financing of which the seller is responsible has been arranged, (4) all conditions precedent to closing have been performed, (5) the seller does not have substantial continuing involvement with the property, and (6) the usual risks and rewards of ownership have been transferred to the buyer. Revenue recognized to date in excess of amounts received from customers is classified as current assets under contracts receivable. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method of accounting. Under the deposit method, all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

Effective December 26, 2008, the Company adopted the percentage-of-completion method of accounting for revenue recognition for all building construction projects in progress in which the construction period was expected to be more than twelve months at that date. The full accrual method was used before that date for all of the Company’s residential and commercial projects. The Company changed to the percentage-of-completion method for contracts longer than one year as this method more accurately reflects how revenue is earned on these contracts, particularly for interim reporting purposes.

ASC 250, Accounting Changes and Error Corrections, requires retrospective application of a change in accounting principle unless impracticable. The change to the percentage-of-completion method had no material effect on the Company’s December 25, 2008 financial statements.

Revenue and profit from the sale of development properties where the construction period is more than twelve months is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met: (1) construction is beyond a preliminary stage; (2) the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit; (3) sufficient units have already been sold to assure that the entire property will not revert to rental property; (4) sales prices are collectible and (5) aggregate sales proceeds and costs can be reasonably estimated. If any of these criteria are not met, proceeds are accounted for as deposits until the criteria are met and/or the sale consummated.

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of completion and applying that ratio to the contracted sales amounts. This ratio of completion is determined by the Company using data reported by licensed independent third party construction supervising firms hired by the Company as the contractors employed by the Company request advance payments and do not specifically allocate these costs to the various projects. Cost of sales is recognized by multiplying the ratio by the total budgeted costs. Changes to total estimated contract costs or losses, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of cash received from customers is classified as current assets under revenue in excess of billings. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits.

Any losses incurred or identified on a real estate transaction are recognized in the period in which the transaction occurs.

From time to time, the Company participates in government-sponsored old city redevelopment projects, which typically involve villager relocation programs. Because of the fact that the relocated residents, who are the purchasers of new apartment units, are not assigned their units and do not make payments until the completion of the particular project according to the agreement with the government, it is impractical to use the percentage of completion method even though the construction period usually exceeds twelve months. In such cases, revenues are recognized under the full accrual method for the residential portion of the project.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 3 - Summary of Significant Accounting Policies (Continued)

Real Estate Capitalization and Cost Allocation

Properties under construction or held for sale consist of residential and commercial units under construction and units completed.

Properties under construction or held for sale are stated at cost or estimated net realizable value, whichever is lower. Costs include costs of land use rights, direct development costs, including predevelopment costs, interest on indebtedness, construction overhead and indirect project costs. Total estimated costs of multi-unit developments are allocated to individual units based upon specific identification methods.

Costs of land use rights include land premiums and deed tax and are allocated to projects on the basis of acreage and gross floor area.

Capitalization of Interest

In accordance with ASC 360, Property, Plant and Equipment, interest incurred during construction is capitalized to properties under construction. All other interest is expensed as incurred.

For the years ended December 25, 2010, 2009 and 2008, total interest incurred by the Company was $2,544,506, $3,195,886 and $3,737,121, respectively, of which capitalized interest was $2,234,184, $2,329,135 and $2,768,411, respectively.

Concentration of Risks

The Company sells residential and commercial units to residents and small business owners. In 2010, the Company recorded approximately $27,264,000 of sales and contracts receivable from the sales of affordable housing to City Government of Qingdao for the Real-Estate Development Management Bureau for a relocation program. Such sales are approximately 24.3% of the total sales in 2010. Contracts receivable due from the government comprise about 64.6% of the total contracts receivable and revenue in excess of billings as of December 25, 2010.

For the year ended December 25, 2010, the Company, through its subsidiary LHFDC, recorded a transaction in the amount of approximately $13,725,252 of contract value from the sales of commercial units and 97% was recognized, which is approximately $13,313,494. This represented 12.0% of sales for the twelve months ended December 25, 2010. This transaction was made with one customer, who purchased multiple commercial units totaling 9,597 square meters of GFA. The account receivable in connection with this transaction as of December 25, 2010 is $8,480,397, which represented 14.6% of total contracts receivable and revenue in excess of billings as of December 25, 2010.

For the year ended December 25, 2010, the Company had two major contractors for most of its construction services and construction materials: Qingdao Zhongxing Construction Ltd and Longhai Construction Ltd., a related party. In the years ended December 25, 2010, 2009 and 2008, Oumei made payments to Longhai Construction Ltd. (See Note 5) of approximately $13,903,000, $13,784,000 and $9,008,000, respectively.

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC and by the general state of the PRC’s economy. The Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and methods of taxation, among other things.

The Company has a credit risk exposure of uninsured cash in banks of $35,616,050 as of December 25, 2010 and $3,906,216 as of December 25, 2009. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 3 - Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company maintains bank accounts in the PRC and Hong Kong. All PRC bank balances are denominated in CNY. Hong Kong bank balances are denominated in USD. As of December 25, 2010 and December 25, 2009, the Company had no cash equivalents.

Cash includes cash on hand and demand deposits in accounts maintained with state-owned and private banks within the PRC and Hong Kong.

Restricted Cash

PRC banks grant mortgage loans to home purchasers and will credit these amounts to the Company’s bank account once title passes to the purchasers. If the condominiums are not completed and the new homeowners have no ownership documents to secure the loan, the bank will deduct 5% of the homeowner’s loan from the Company’s bank account and transfer that amount to a designated bank account classified on the balance sheet as restricted cash. Interest earned on the restricted cash is credited to the Company’s normal bank account. The bank will release the restricted cash after home purchasers have obtained the ownership documents to secure the mortgage loan. Total restricted cash amounted to $2,285,490 as of December 25, 2010 and $1,641,778 as of December 25, 2009.

Allowance for Doubtful Accounts

The Company recognizes an allowance for doubtful accounts to ensure contracts receivable, revenue in access of billings, related party receivables and other receivables are not overstated due to uncollectability. Bad debt reserves are maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer's or debtor's inability to meet its financial obligation, such as in the case of bankruptcy filings or deterioration in the customer's or debtor’s operating results or financial position. If circumstances related to customers or debtors change, estimates of the recoverability of receivables would be further adjusted. All accounts receivable are reviewed periodically, and if the Company determines that a specific doubtful account has become uncollectible, the account is written off by removing the amount from the receivable account. For the years ended December 25, 2010 and 2009, the Company has not recorded such write-off for uncollectability. As of December 25, 2010 and December 25, 2009, the allowances for doubtful accounts are $786,353 and $1,617,114 for contracts receivable and revenue in excess of billings, and $146,980 and $272,361 for other receivables, respectively.

An allowance for contracts receivable is established as follows: 50% of the balances aged between one and two years and over CNY100,000 (approximately $15,000); 10% of the balances aged between one and two years and under CNY100,000 (approximately $15,000); and 100% of the balances aged over two years.

Inventory

Inventory is stated at the lower of cost or market, on a specific identification basis. In addition to direct land acquisition, land development and construction costs, costs include interest and direct overhead which are capitalized to inventories during the period beginning with the commencement of construction and ending with the completion of construction.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 3 - Summary of Significant Accounting Policies (Continued)

Property, Plant and Equipment, Net

Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Lives
Buildings and improvements	20 years
Vehicles	5 years
Office equipment and others	5 years

Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Major additions and betterments to property, plant and equipment are capitalized and depreciated over the remaining useful life of the asset.

Impairment of Long-lived Assets

The Company reviews its long-lived assets other than goodwill whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. There was no impairment loss recognized for long-lived assets for the years ended December 25, 2010, 2009 and 2008.

Goodwill

The Company accounts for acquisitions of business in accordance with ASC 805, Business Combinations, which results in the recognition of goodwill when the purchase price exceeds the fair value of net assets acquired. Goodwill is not subject to amortization but will be subject to at least an annual evaluation for impairment. The Company has performed such annual evaluation in 2010 and determined that goodwill was not impaired as of December 25, 2010.

Goodwill is stated in the consolidated balance sheet at cost less accumulated impairment loss. An analysis of changes in goodwill is as follows:

	December 25, 2010	December 25, 2009
Opening balance	$3,620,670	$3,596,117
Effect of exchange rate change	$96,189	$24,553
Closing balance	$3,716,859	$3,620,670

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 3 - Summary of Significant Accounting Policies (Continued)

Land Use Rights

Land use rights are related to the development rights for acres of land in various projects. These rights are capitalized until a development project commences on the land for which the rights have been acquired. At this time, the rights are transferred to properties under construction inventory. Land use rights are not subject to amortization but are subject to at least an annual evaluation for impairment. The Company has performed such annual evaluation in 2010 and determined that its land use rights were not impaired as of December 25, 2010.

Land use rights are stated in the consolidated balance sheet at cost less accumulated impairment loss. An analysis of changes in Land use rights is as follows:

	December 25, 2010	December 25, 2009
Opening balance	$54,060,495	$64,655,669
Transfer to WIP inventory	(522,986)	(11,036,630)
Effect of exchange rate change	1,436,212	441,456
Closing balance	$54,973,721	$54,060,495

Income Taxes

The Company follows ASC 740, Income Taxes, which require the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company is governed by the Income Tax Laws of the PRC concerning Chinese registered limited liability companies. Under the Income Tax Laws of the PRC, Chinese enterprises are generally subject to an income tax at an effective rate of 25% since January 1, 2008 and 33% prior to that date on taxable income.

According to the Income Tax Laws of the PRC for real estate developers, income tax of the Company is calculated by project. When all units of a project are sold, the PRC tax department will assess the tax due on the project and issue a tax due notification to the Company. The Company has to pay the tax by the due date on the notification. If the Company does not pay the tax by the due date, the tax department will charge the Company interest. The Company includes any interest and penalties in general and administrative expenses.

Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and it prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 3 - Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the PRC government. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current PRC government officials. Based on all known facts and circumstances and current tax law, the Company believes that the total amount of unrecognized tax benefits as of December 25, 2010 is not material to its results of operations, financial condition or cash flows. The Company also believes that the total amount of unrecognized tax benefits as of December 25, 2010, if recognized, would not have a material effect on its effective tax rate. The Company further believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax law and policy, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months producing, individually or in the aggregate, a material effect on the Company’s results of operations, financial condition or cash flows.

Land Appreciation Tax (“LAT”)

In accordance with the relevant taxation laws in the PRC, the Company is subject to LAT based on progressive rates ranging from 30% to 60% on the appreciation of land value, which is calculated as the proceeds of sales of properties less deductible expenditures, including borrowing costs and all property development expenditures. The tax rules to implement the laws stipulate that the whole project must be completed before the LAT obligation can be assessed. Accordingly, the Company records the liability and the related expense at the completion of a project, unless the tax authorities impose an assessment at an earlier date. Deposits made against the eventual obligation are included in prepaid expenses.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company’s only components of comprehensive income during the years ended December 25, 2010, 2009 and 2008 were net income and the foreign currency translation adjustment.

Statement of Cash Flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Advertising Expenses

Advertising costs are expensed as incurred, or the first time the advertising takes place, in accordance with ASC 720-35,

Advertising Costs.

For the years ended December 25, 2010, 2009 and 2008, the Company recorded an advertising expense of $217,596, $268,222 and $112,263, respectively.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 3 - Summary of Significant Accounting Policies (Continued)

Property Warranty

The Company and its subsidiaries provide customers with warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period is one year. The Company constantly estimates potential costs for materials and labor with regard to warranty-type claims expected to be incurred subsequent to the delivery of a property.

Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Company monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Company may seek further recourse against its contractors or any related third parties if it can be proved that the faults are caused by them. In addition, the Company also withholds up to 5% of the contract cost from subcontractors for periods of two to five years. These amounts are included in current liabilities, and are only paid to the extent that there have been no warranty claims against the Company relating to the work performed or materials supplied by the subcontractors. For the years ended December 25, 2010, 2009 and 2008, the Company has not recognized any warranty liability or incurred any warranty costs in excess of the amount retained from subcontractors.

Earnings Per Share

Basic earnings per share is computed by dividing the earnings for the period by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other potential common stock equivalents, including preference shares and warrants, in the weighted average number of common shares outstanding for the period, if dilutive.

Note 4 - Contracts Receivable and Revenue in Excess of Billings

Contracts receivable and revenue in excess of billings (see Note 3) consist of balances due from customers for the sale of residential and commercial units. In cases where the customers deposit more than 50% of the total purchase price, the Company may defer the remaining purchase price. These deferred balances are unsecured, bear no interest and are due within 360 days from the date of the sale. Contracts receivable and revenue in excess of billings are presented net of an allowance for doubtful accounts of $786,353 as of December 25, 2010 and $1,617,114 as of December 25, 2009 respectively.

Note 5 - Related Party Transactions

As of December 25, 2010 and December 25, 2009, the Company has a total of $1,159,577 and $2,949,102, respectively, due from Longhai Group and its subsidiaries. Mr. Antoine Cheng is the controlling shareholder of Longhai Group (See Notes 1 and 2). These balances have no stated terms for repayment and are not interest bearing (See Note 23).

For the years ended December 25, 2010, 2009 and 2008, the Company received rent payments of approximately $384,436, $381,160 and $372,962, respectively, from Longhai Group (See Notes 1 and 2) for a restaurant and banquet facility it leases from the Company. The lease is renewable annually. The annual rent may be subject to adjustments at the time of the renewal.

One of the Company’s major contractors for its construction services and construction materials is Longhai Construction Ltd., a subsidiary of Longhai Group. In the fiscal years ended December 25, 2010 and 2009, the Company made payments to Longhai Construction Ltd. of approximately $14,170,029 and $13,784,000, respectively.

For the fiscal years ended December 25, 2010 and 2009, the Company sold two floors of a project for office use to Longhai Construction Ltd., a subsidiary of Longhai Group, recognizing revenues of approximately $702,000 and $3,274,000, respectively. The Company did not make any related party sales in the fiscal year 2008.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 6 - Inventories

Inventories include properties held for sales and properties under construction. The following summarizes the components of real estate inventories at December 25, 2010 and December 25, 2009 (See Note 13):

	December 25, 2010	December 25, 2009
Properties held for sale	$21,915,174	$35,549,529
Properties under construction	25,183,959	33,552,748
Properties held for sale pledged for long-term loans	1,350,499	2,132,197
Properties under construction pledged for long-term loans	21,960,678	35,218,228
Total	$70,410,310	$106,452,702

Note 7 - Other Receivables, Net

Other receivables consist of various cash advances to employees and unrelated companies with which the Company has business relationships, as well as an amount due from the government of Licang District, Qingdao (See Note 21). These amounts are unsecured, non-interest bearing and generally short term in nature. As of December 25, 2010 and December 25, 2009, the balance of other receivables was $25,867,452 and $1,634,987, respectively, which is net of an allowance for doubtful accounts of $146,980 and $272,361, respectively.

Note 8 - Property and Equipment, Net

Property and equipment consist of the following at December 25, 2010 and December 25, 2009:

	December 25, 2010	December 25, 2009
Buildings and improvements	$4,863,023	$3,756,672
Vehicles	629,693	392,615
Office equipment and others	94,173	67,938
Idle assets	1,808,401	1,761,600
	$7,395,290	$5,978,825
Accumulated depreciation	(1,303,781)	(987,118)
Property and equipment, net	$6,091,509	$4,991,707

Depreciation expense for the years ended December 25, 2010, 2009 and 2008 was $290,728, $245,388 and $246,400, respectively, and is included in general and administrative expenses on the Statements of Income and Comprehensive Income.

Note 9 - Customer Deposits

Customer deposits consist of amounts received from customers relating to the sale of residential and commercial units in the PRC. In the PRC, customers will generally obtain permanent financing for the purchase of their residential unit prior to the completion of the project. The lending institution will provide the funding to the Company upon the completion of the financing rather than the completion of the project. The Company receives these funds and recognizes them as a current liability until the revenue can be recognized. As of December 25, 2010, the Company has received $21,149,526 in deposits from customers compared to $19,780,472 as of December 25, 2009.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 10 - Other Payables

Other payables consist of various cash advances from unrelated companies and individuals with which management of the Company has business relationships. These amounts are unsecured, non-interest bearing and short term in nature. As of December 25, 2010 and December 25, 2009, the balances of other payables are $875,866 and $4,186,745, respectively.

Note 11 - Taxes Payable

Taxes payable consist of the following at December 25, 2010 and December 25, 2009:

	December 25, 2010	December 25, 2009
Business tax	$10,316,360	$6,461,389
Income tax	19,142,802	18,847,145
Others	1,512,739	741,422
Total	$30,971,901	$26,049,956

The Company prepaid LAT and other taxes of $2,762,239 and $1,461,670 as of December 25, 2010 and December 25, 2009, respectively, which are classified as prepaid expenses.

Note 12 - Short-term Loans

As of December 25, 2010 and December 25, 2009, the Company has several short-term loans from banks and employees totaling $1,417,264 and $2,719,432, respectively. The weighted average interest rate for the short-term bank loans was approximately 7.29% and 5.82% as of December 25, 2010 and 2009, respectively. The weighted average interest rate for employee loans was approximately 9.14% on December 25, 2010 and 5.64% as of December 25, 2009.

The short-term loans were borrowed from several financial institutions and employees. Interest expense incurred was $310,322, $149,502 and $110,719 for the years ended December 25, 2010, 2009 and 2008, respectively. There was approximately $0, $0, and $3,751 capitalized interest from short-term loans for the years ended December 25, 2010, 2009 and 2008, respectively.

As of December 25, 2010, the amount, maturity date and term of each the Company’s short-term loans were as follows:

Lender	Amount Outstanding	Interest Rate	Maturity Date	Duration
Rural Credit Cooperatives Fangzi Branch	RMB 9,000,000 (approximately $1,356,300)	8.59%	December 07, 2011	1 year
Employee Loan (China Agricultural Bank Laixi Branch)	RMB 404,540 (approximately $60,964)	10.47%	December 25, 2011	1 year
Total	RMB 9,404,540 (approximately $1,417,264)

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 13 - Long-term Debt

The Company has long-term loans from various financial institutions totaling $35,414,500 as of December 25, 2010 and $39,621,320 as of December 25, 2009 (See Note 6). The payment schedule for the long-term loans is as follows:

February 25, 2011	$753,500
May 25, 2011	$904,200
August 25, 2011	$1,205,600
November 25, 2011	$26,523,200
December 25, 2011	$6,028,000

All long-term loans are borrowed for construction projects. The interest rates of the long term loans ranged from approximately 5.60% to 7.15% in the year ended December 25, 2010, 5.31% to 14.74% in the year ended December 25, 2009 and 6.48% to 8.49% in the year ended December 25, 2008.

Total interest incurred was $2,234,184, $3,046,384 and $3,626,402 in the years ended December 25, 2010, 2009 and 2008, respectively, of which capitalized interest was $2,234,184, $2,329,135 and $2,764,660, respectively.

As of December 25, 2010, the amount, maturity date and term of each the Company’s long-term loans are as follows:

Lender	Amount Outstanding	Interest Rate	Maturity Date	Duration
China Industry and Commercial Bank Chengyang Branch	RMB 195,000,000 approximately $29,386,500)	7.15%	November 25, 2011	3 years
China Construction Bank Weihai Branch	RMB 40,000,000 (approximately $6,028,000)	5.60%	December 2, 2011	2 years
Total	RMB 235,000,000 (approximately $35,414,500)

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 14 - Income Taxes

Beginning January 1, 2008, the new Chinese Enterprise Income Tax (“EIT”) law replaced the former income tax laws for Domestic Enterprises (“DEs”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% replaced the 33% rate previously applicable to both DEs and FIEs.

A reconciliation for the years ended December 25, 2010, 2009 and 2008 between approximate taxes computed at the PRC statutory rate of 25% and the Company's effective tax rate is as follows:

	2010	2009	2008
At PRC statutory rate of 25%	$12,496,000	$7,553,000	$6,396,000
Tax effect of permanent difference	2,080,000	988,000	—
Effect of statutory rate difference	627,000	29,000	—
Change in valuation allowance	(148,000)	243,000	498,000
Expiration of net operating loss carry forwards	—	195,000	—
Others	(13,000)	50,000	(292,000)
Income tax at effective rate	$15,042,000	$9,058,000	$6,602,000

The tax effects of temporary differences that give rise to the following approximate deferred tax assets and liabilities are presented below.

	December 25,
	2010	2009
Deferred tax assets
Short term deferred tax assets:
Allowance for bad debt	$233,000	$472,000
Less: Valuation allowance	(233,000)	(472,000)
	—	—
Long term deferred tax assets:
Net operating loss carryforwards	$453,000	$378,000
Combined effect due to reporting revenues and expenses differently for
financial statement and income tax purposes	888,000	548,000
Less: Valuation allowance	(360,000)	(269,000)
	$981,000	$657,000
Deferred tax liabilities
Combined effect due to reporting revenues and expenses differently for
financial statement and income tax purposes	$23,704,000	$8,782,000

As of December 25, 2010, the Company has net operating loss carryforwards of approximately $1,271,420 which expire at varying years through 2013, and net operating loss carryforwards of approximately $750,000, which will not expire.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 15 - Appropriated Retained Earnings

In accordance with the PRC Company Law, the Company is required to transfer 15% of its profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory surplus reserve (the “SSR”) until such reserve reaches 50% of the registered capital of the subsidiaries. Subject to certain restrictions set out in the PRC Company Law, the SSR may be distributed to stockholders in the form of share bonus issues to increase share capital, provided that the remaining balance after the capitalization is not less than 25% of the registered capital.

The Company appropriates retained earnings at the end of each quarter and will determine the annual appropriation to the reserve funds at the year end when the annual net income is finalized.

Note 16 – Basic and Diluted Weighted Average Number of Shares

The following table summarizes the basic and diluted weighted average number of shares.

	December 25,
	2010	2009	2008
Basic weighted average number of shares	30,770,172	30,235,062	30,235,062
Assumed conversion of preference shares	1,938,489	-	-
Diluted weighted average number of shares	32,708,661	30,235,062	30,235,062

Note 17 - Employee Welfare Plan

Regulations in the PRC require the Company to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance, unemployment insurance, health insurance, injury insurance and pregnancy insurance are established for the employees during the term of employment. For the year ended December 25, 2010, the Company contributed $159,840 (2009: $87,776, 2008: $50,759).

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 18 - Recent Pronouncements

ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements

This ASU affects all entities that are required to make disclosures about recurring and nonrecurring fair value measurements under FASB ASC Topic 820, originally issued as FASB Statement No. 157, Fair Value Measurements. The ASU requires certain new disclosures and clarifies two existing disclosure requirements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

ASU No. 2010-08, Technical Corrections to Various Topics

This ASU eliminates certain inconsistencies and outdated provisions and provides needed clarifications. The changes are generally non substantive in nature and will not result in pervasive changes to current practice. However, the amendments that clarify the guidance on embedded derivatives and hedging (ASC Subtopic 815-15) may cause a change in the application of that Subtopic. The clarifications of the guidance on embedded derivatives and hedging (Subtopic 815-15) are effective for fiscal years beginning after December 15, 2009. The other amendments are effective as of the first reporting period (including interim periods) beginning after February 2, 2010.

ASU No. 2010-13, Compensation - Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades—a consensus of the FASB Emerging Issues Task Force

This ASU clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.

ASU No. 2010-17, Revenue Recognition—Milestone Method (Topic 605) - Milestone Method of Revenue Recognition - a consensus of the FASB Emerging Issues Task Force

This ASU provides guidance to vendors on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. This ASU is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010.

ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

This ASU requires companies to provide more information in their disclosures about the credit quality and risk exposures of their financing receivables and the credit reserves held against them. For public companies, the amendments that require disclosures as of the end of a reporting period are effective for periods ending on or after December 15, 2010. The amendments that require disclosures about activity that occurs during a reporting period are effective for periods beginning on or after December 15, 2010.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 18 - Recent Pronouncements (Continued)

ASU 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)

This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010.

ASU 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB EITF)

This ASU specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The ASU also expands the supplemental pro forma disclosures under ASC Topic 805. The amendments are effective prospectively for business combinations for which the acquisition date is on or after December 15, 2010.

None of these recent pronouncements are expected to have a material effect on the Company’s financial position or results of operations.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 19 – Stock Options – Equity Incentive Plan

On October 12, 2010, the Company’s board of directors, compensation committee and shareholders adopted the China Oumei Real Estate Inc. 2010 Equity Incentive Plan (the “Equity Incentive Plan”), which became effective on November 4, 2010. The Equity Incentive Plan permits the grant of incentive share options, nonstatutory share options (i.e., options not intended to qualify as incentive share options), restricted shares, share grants, restricted share units, share appreciation rights, performance units and performance shares to employees, directors, and consultants of the Company and its affiliates. Up to 3,000,000 ordinary shares may be issued under the Equity Incentive Plan; provided that the number and class of shares available under the Equity Incentive Plan are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding.

The following table sets forth information regarding equity grants to named executive officers during the fiscal year ended December 25, 2010.

Name	Grant Date	All other option awards: Number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards
Weiqing Zhang	11/04/2010	434,000	$5.00	$2.36
Zhaohui John Liang	11/04/2010	372,000	$5.00	$2.36
Yang Chen	11/04/2010	434,000	$5.00	$2.36

On November 4, 2010, the Company granted to Mr. Weiqing Zhang (Chief Executive Officer), Mr. Zhaohui John Liang (Chief Financial Officer) and Mr. Yang Chen (President) options to purchase 434,000, 372,000 and 434,000 ordinary shares, respectively, under the Equity Incentive Plan. In addition, the Company granted options to purchase an additional 310,000 ordinary shares to employees of the Company. Each option has an exercise price of $5.00 per share and vests with respect to 50% of the shares underlying the option on December 15, 2010, and thereafter with respect to 5% of such shares on each successive one-month anniversary thereof, commencing with the first such anniversary; provided, however, that such person remains an employee of the Company or any affiliate of the Company as of each vesting date; and provided further, that the option cannot begin vesting until the consummation of the Company’s public offering, which has not yet been completed. However, upon the consummation of the public offering, the option will have an immediate vesting of all shares that would have otherwise vested at such time. Mr. Liang’s option also vests in full if he is terminated without cause.

Estimated future compensation costs in connection with these stock options, based on the grant date fair value, are estimated at $3,658,000 in total.

The grant date value for options granted was calculated in accordance with FASB ASC Topic 718. The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model using the assumptions noted below.

Option Granted
Average risk-free rate of return	1.21%
Expected term	5.5 Years
Volatility rate	105%
Dividend yield	0%

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 19 – Stock Options – Equity Incentive Plan (Continued)

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of the Federal Reserve Bank U.S. Treasury Yield as of the valuation date. The expected life of options represents the period of time the granted options are expected to be outstanding. As the Company had not granted options before, no historical exercising pattern could be followed in estimating the expected life. Therefore, the expected life is estimated as the average of the contractual term and the vesting period. The Company has not paid dividends in the past nor does it expect to pay dividends on its ordinary shares in the foreseeable future. Because the Company lacks sufficient trading history, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar businesses.

Between the grant date of the stock options discussed and December 25, 2010, none of the options have expired or have been exercised, repurchased or cancelled.

The following table sets forth the equity awards outstanding at December 25, 2010 for each named executive officer.

Name	OPTION AWARDS
	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Weiqing Zhang	—	434,000	—	$5.00	11/03/2020
Zhaohui John Liang	—	372,000	—	$5.00	11/03/2020
Yang Chen	—	434,000	—	$5.00	11/03/2020

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 20 - Condensed Financial Information of Parent Company

Payments of dividends may be subject to some restrictions due to the fact that the operating activities are conducted in subsidiaries residing in the PRC. The laws and regulations of the PRC currently permit the payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. The Company’s subsidiaries in the PRC are also required to set aside a portion of their after tax profits according to Chinese accounting standards and regulations to fund certain reserve funds. Currently, subsidiaries in China are the only sources of revenues or investment holdings for the payment of dividends. If they do not accumulate sufficient profits under Chinese accounting standards and regulations to first fund certain reserve funds as required, the Company will be unable to pay any dividends. The Company currently intends to retain any future earnings for use in the operation and expansion of its business. No cash dividends have been paid to the parent company for the last three fiscal years. In accordance with Rule 504/4.08 (e) (3) of Regulation S-X, the following are condensed parent company only financial statements as of and for the three years ended December 25, 2010, 2009 and 2008.

CHINA OUMEI REAL ESTATE INC.
CONDENSED PARENT COMPANY ONLY
BALANCE SHEETS

	December 25,
	2010	2009
Current assets
Cash and cash equivalents	$611,669	$19,920
Restricted cash	230,954	—
Related party receivable	8,785,041	—
Total current assets	9,627,664	19,920
Investment in subsidiary	89,973,117	52,658,971
Total assets	$99,600,781	$52,678,891
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Payable to affiliate	$28,977	$23,953
Accounts payable	13,004	5,846
Other payables	80,000	—
Total current liabilities	121,981	29,799
SHAREHOLDERS’ EQUITY
Preference stock, $0.002112 par value, 20,000,000 shares authorized, 2,774,700 shares issued and outstanding	5,860	—
Common stock, par value $0.002112 per share, 100,000,000 shares authorized, 31,020,062 shares issued and outstanding (2009: 30,235,062)	65,514	63,856
Additional paid in capital	8,651,349	(51,351)
Warrants outstanding	3,177,032	—
Unappropriated retained earnings	87,579,045	52,636,587
Total shareholders’ equity	99,478,800	52,649,092
Total liabilities and shareholders’ equity	$99,600,781	$52,678,891

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 20 - Condensed Financial Information of Parent Company (Continued)

CHINA OUMEI REAL ESTATE INC.
CONDENSED PARENT COMPANY ONLY
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	DECEMBER 25,
	2010	2009	2008
Revenues	$—	$—	$—
Expenses
General and administrative expenses	2,371,688	13,605	8,787
Total operating expenses	2,371,688	13,605	8,787
Operating loss	(2,371,688)	(13,605)	(8,787)
Interest income, net of interest expense	—	—	8
Equity in earnings of subsidiary	37,314,146	21,168,891	31,490,080
Net income	$34,942,458	$21,155,286	$31,481,301

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 20 - Condensed Financial Information of Parent Company (Continued)

CHINA OUMEI REAL ESTATE INC.
CONDENSED PARENT COMPANY ONLY
STATEMENTS OF CASH FLOWS

	DECEMBER 25,
	2010	2009	2008
Cash flows from operating activities
Net income	$34,942,458	$21,155,286	$31,481,301
Adjustments to reconcile net loss to cash used in operating activities:
Pre-merger loss of Dragon Acquisition Corporation	(12,182)	—	—
Shares issued for services	1,576,392	—	—
Equity in earnings of subsidiary	(37,314,146)	(21,168,891)	(31,490,080)
Changes in operating assets and liabilities
Related party receivables	(8,785,041)	—	—
Payable to affiliate	5,024	6,543	10,913
Accounts payable	7,158	4,561	(3,162)
Other payables	80,000	—	—
Net cash used in operating activities	(9,500,337)	(2,501)	(1,028)
Cash flows from financing activities
Cash receipts from financing through private placement	10,323,040	—	—
Restricted cash in holdback account	(230,954)	—	—
Net cash provided by financing activities	10,092,086	—	—
Net increase (decrease) in cash	591,749	(2,501)	(1,028)
Cash at beginning of the year	19,920	22,421	23,449
Cash at end of the year	$611,669	$19,920	$22,421
Supplemental disclosures of cash flow information:
Interest paid	$—	$—	$—
Income taxes paid	$—	$—	$—

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 25, 2010, 2009 AND 2008

Note 21 – Other Income

On December 16, 2010, the Company executed a buyout transaction with the government of Licang District, Qingdao, in which the government agreed to pay the Company approximately $23,657,600 in exchange for the pre-development land use right in connection with the planned Dongli Garden 2 project. The Company had previously planned to build residential units on the land, subject to the government’s re-zoning procedure. Prior to the transaction, the historical cost of the land use right was zero due to the fact that it was categorized as “state allocated land,” allocated to the Company at no cost by the local government for helping the government relocate and provide affordable housing for villagers previously residing on the parcel, as part of a government-sponsored master-planned urban modernization project. The parcel had no value until re-zoned by the government for commercial development. Therefore, no cost was incurred in connection with this transaction, and the income of approximately $23,657,600 was included in “Other Income” in the Consolidated Statement of Income and Comprehensive Income for the year ended December 25, 2010. The account receivable in connection with this transaction as of December 25, 2010 was approximately $21,098,000, which was included in “Other receivables, net” in the Consolidated Balance Sheet for the year ended December 25, 2010.

Note 22 – Commitments and Contingencies

Contractual obligations as of December 25, 2010 include an operating lease for a company cafeteria, for which the lease payment schedule is approximately $38,000, $226,000 and $188,000 for the years ended December 25, 2011, 2012 and 2013, respectively. The Company does not have other material lease commitments. The Company does not participate in, or secure financing for, any unconsolidated limited purpose entities. There is no significant legal proceeding as of December 25, 2010.

Note 23 - Subsequent Events

On December 31, 2010, the Company paid a preference dividend to the holders of the Preference Shares, in the amount of $476,184, pursuant to the Subscription Agreement.

In January 2011, the Company made an advance in the amount of RMB 190,000,000 (approximately $28.6 million) to Longhai Group. This was in addition to the total of $1,159,577 due from Longhai Group and its subsidiaries as of December 25, 2010. As of March 14, 2011, these loans have all been paid back. Mr. Antoine Cheng is the controlling shareholder of Longhai Group (See Notes 1 and 2). These balances had no stated terms for repayment and were not interest bearing. The Company has no intention to extend similar loans to related parties in the future.

Note 24 — Reclassifications

Certain reclassifications have been made to the December 25, 2009 and 2008 figures in order to conform them to the current year’s presentation.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company [incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on August 6, 2010]

2.1	Form of Investor Warrant, issued April 14, 2010 [incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.1	Share Exchange Agreement, dated April 14, 2010, by and among the Company, Leewell Investment Group Limited, Longhai Holdings Company Limited and its shareholder [incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.2	Form of Subscription Agreement, dated April 14, 2010 [incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.3	Amendment No.1 to Subscription Agreement, dated October 11, 2010, by and among the Company and the subscribers identified therein [incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 13, 2010]

4.4	Make Good Escrow Agreement, dated April 14, 2010, by and among the Company, Longhai Holdings Company Limited, Access America Investments, LLC and Collateral Agents, LLC, as escrow agent [incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.5	Holdback Escrow Agreement, dated April 14, 2010, by and among the Company, Brean Murray, Carret & Co., LLC, Access America Investments, LLC and Collateral Agents, LLC, as escrow agent [incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

Exhibit No.	Description
4.6	Investor Relations Escrow Agreement, dated April 14, 2010, by and among the Company, Brean Murray, Carret & Co., LLC, Access America Investments, LLC and Collateral Agents, LLC, as escrow agent [incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.7	Lockup Agreement, dated April 14, 2010, between the Company and Longhai Holdings Company Limited [incorporated by reference to Exhibit 10.5 to the Company’s Amendment No . 1 to Registration Statement on Form S-1/A filed on June 21, 2010]

4.8	Lockup Agreement, dated April 14, 2010, between the Company and Antoine Cheng [incorporated by reference to Exhibit 10.6 to the Company’s Amendment No . 1 to Registration Statement on Form S-1/A filed on June 21, 2010]

4.9	Lockup Agreement, dated April 14, 2010, between the Company and Weiqing Zhang [incorporated by reference to Exhibit 10.7 to the Company’s Amendment No . 1 to Registration Statement on Form S-1/A filed on June 21, 2010]

4.10	Lockup Agreement, dated April 14, 2010, between the Company and Yang Chen [incorporated by reference to Exhibit 10.8 to the Company’s Amendment No . 1 to Registration Statement on Form S-1/A filed on June 21, 2010]

4.11	Lockup Agreement, dated April 14, 2010, between the Company and Zhongbo Zhou [incorporated by reference to Exhibit 10.9 to the Company’s Amendment No . 1 to Registration Statement on Form S-1/A filed on June 21, 2010]

4.12	Form of Lockup Agreement [incorporated by reference to Exhibit 10.49 to the Company’s Amendment No. 8 to Registration Statement on Form S-1/A filed on March 22, 2011]

4.13	Share Purchase Agreement, dated September 5, 2007, between Zhang Weiqing and Leewell Investment Group Limited (English Translation) [incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.14	Share Purchase Agreement, dated September 5, 2007, between Cheng Xiaoyan and Leewell Investment Group Limited (English Translation) [incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.15	Share Purchase Agreement, dated January 19, 2008, among Cheng Defeng, Wang Yingchun and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.16	Share Purchase Agreement, dated January 22, 2008, between Zhang Weiqing and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.17	Share Purchase Agreement, dated January 23, 2008, among Cheng Defeng, Miao Shuangji and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.18	Share Purchase Agreement, dated January 24, 2008, among Li Jie, Li Keyu, Liu Fangyu, Wang Meiling, Jiang Guo, Qingdao Longhai Investment Group and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.19	Share Purchase Agreement, dated August 27, 2008, among Qingdao Longhai Investment Group, Qingdao Longhai Luqiao Co., Ltd, Gao Xuling and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.20	Share Purchase Agreement, dated August 28, 2008, between Qingdao Pingdu Xinyuan Real Estate Development Co., Ltd and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.13 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

Exhibit No.	Description
4.21	Share Purchase Agreement, dated August 29, 2008, among Qingdao Hexiang Fuzhuang Ltd, Qingdao Fuhai Fangzhi Ltd and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.22	Share Purchase Agreement, dated June 25, 2009, among Qingdao Longhai Investment Group, Wang Hongde and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.23	Share Purchase Agreement, dated September 25, 2009, among Wang Yingchun, Wang Jinghua and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.16 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.24	Construction Contact, dated April 11, 2009, between Weihai Economic & Technology Development Zone Longhai Properties Co., Ltd. and Shanghai Baogang Construction Engineering Corporation (English Translation) [incorporated by reference to Exhibit 10.17 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.25	Construction Contract, dated October 8, 2006, between Qingdao Xudong Real Estate Development Co., Ltd. and Qingdao Longhai Construction Group Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.18 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.26	Construction Contract, dated July 26, 2006, between Weihai Economic & Technology Development Zone Longhai Properties Co., Ltd. and Qingdao Longhai Construction Group Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.27	Construction Contract, dated April 23, 2004, between Weifang Longhai Zhiye Co., Ltd. and Qingdao Zhongxin Construction Group Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.20 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.28	Construction Supervision Contract, dated August 21, 2009, between Weihai Economic & Technology Development Zone Longhai Properties Co., Ltd. and Weihai Tianhen Project Consulting Management Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.21 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.29	Loan Agreement, dated November 30, 2009, between Weihai Economic & Technology Development Zone Longhai Properties Co., Ltd. and China Construction Bank, Weihai Branch (English Translation) [incorporated by reference to Exhibit 10.24 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.30	Loan Agreement, dated November 21, 2008, between Caoxian Industrial Properties Co., Ltd. and China Construction Bank, Caoxian Branch (English Translation) [incorporated by reference to Exhibit 10.25 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.31	Loan Agreement, dated May 28, 2007, between Qingdao Xudong Real Estate Development Co., Ltd. and Industrial and Commercial Bank of China, Qingdao Chengyang Branch (English Translation) [incorporated by reference to Exhibit 10.26 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.32	Loan Term Extension Agreement, dated May 20, 2010, between Qingdao Xudong Real Estate Development Co., Ltd. and Industrial and Commercial Bank of China, Qingdao Chengyang Branch (English Translation) [incorporated by reference to Exhibit 10.30 to the Company’s Amendment No. 5 to Registration Statement on Form S-1/A filed on November 2, 2010]

4.33	China Oumei Real Estate Inc. 2010 Equity Incentive Plan [incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 15, 2010]

4.34	Form of Share Option Agreement relating to China Oumei Real Estate Inc. 2010 Equity Incentive Plan [incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 15, 2010]

Exhibit No.	Description
4.35	Form of Restricted Share Award Agreement relating to China Oumei Real Estate Inc. 2010 Equity Incentive Plan [incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on October 15, 2010]

4.36	Employment Agreement, dated June 28, 2007, between Qingdao Oumei Real Estate Development Co., Ltd. and Weiqing Zhang (English Translation) [incorporated by reference to Exhibit 10.28 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.37	Employment Agreement, dated June 15, 2010, between the Company and Zhaohui John Liang [incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.38	Employment Agreement, dated July 23, 2007, between Qingdao Oumei Real Estate Development Co., Ltd. and Yang Chen (English Translation) [incorporated by reference to Exhibit 10.29 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

4.39	Independent Director Agreement, dated June 22, 2010, between the Company and Lawrence Lee [incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.40	Independent Director Agreement, dated June 22, 2010, between the Company and Dr. Peter Linneman [incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.41	Independent Director Agreement, dated June 22, 2010, between the Company and Ruiping Tao [incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.42	Indemnification Agreement, dated June 22, 2010, between the Company and Antoine Cheng [incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.43	Indemnification Agreement, dated June 22, 2010, between the Company and Weiqing Zhang [incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.44	Indemnification Agreement, dated June 22, 2010, between the Company and Zhaohui John Liang [incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.45	Indemnification Agreement, dated June 22, 2010, between the Company and Yang Chen [incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.46	Indemnification Agreement, dated June 22, 2010, between the Company and Lawrence Lee [incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.47	Indemnification Agreement, dated June 22, 2010, between the Company and Dr. Peter Linneman [incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.48	Indemnification Agreement, dated June 22, 2010, between the Company and Ruiping Tao [incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

4.49	Letter Agreement to Enter into Contractual Arrangements, dated January 21, 2011, among Leewell Investment Group Limited, Weiqing Zhang and Xiaoyan Chen [Incorporated by reference to Exhibit 10.50 to the Company’s Amendment No. 9 to Registration Statement on Form S-1/A filed on April 15, 2010]

8.1	Subsidiaries of the Company [incorporated by reference to Exhibit 21 to the Company’s Amendment No. 8 to Registration Statement on Form S-1/A filed on March 22, 2011]

11.1	Code of Ethics, adopted June 22, 2010 [incorporated by reference to Exhibit 14.1 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit No.	Description
15.1	Audit Committee Charter, adopted June 22, 2010 [incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

15.2	Compensation Committee Charter, adopted June 22, 2010 [incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

15.3	Governance and Nominating Committee Charter, adopted June 22, 2010 [incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

15.4	Nominee Agreement, adopted September 5, 2007, by and among Li Zhou, Weiqing Zhang and Xiaoyan Cheng [incorporated by reference to Exhibit 99.5 to the Company’s Amendment No. 3 to Registration Statement on Form S-1/A filed on August 27, 2010]

15.5	Cayman Islands Government Undertaking as to Tax Concessions, dated April 4, 2006 [incorporated by reference to Exhibit 99.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-1/A filed on June 21, 2010]

*Filed herewith.