Form 20-F/A
period 2010-12-25
CHINA OUMEI REAL ESTATE INC.
filed 2011-10-14
CIK 1368192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 25, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ___________to ___________.

Commission file number: 000-52132

CHINA OUMEI REAL ESTATE INC.
----------------------------------------------------------------------------------------------------------------------------
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Floor 28, Block C
Longhai Mingzhu Building
No.182 Haier Road, Qingdao 266000
People’s Republic of China
----------------------------------------------------------------------------------------------------------------------------
(Address of principal executive offices)

Mr. Zhaohui John Liang
634 Donna Ct.
River Vale, NJ 07675
Phone: (201) 497-5400
Email: john.liang@chinaoumeirealestate.com
----------------------------------------------------------------------------------------------------------------------------
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

Yes [   ]  No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ X ]	International Financial Reporting Standards as issued by the [ ] International Accounting Standards Board	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[    ] Item 17  [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ]  No [X]

Explanatory Note

China Oumei Real Estate Inc. (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 25, 2010 (the “Annual Report”) with the Securities and Exchange Commission on June 20, 2011. This Amendment No. 1 to the Annual Report on Form 20-F/A (the “Amendment”) is filed solely to address the following items:

  to revise the disclosure under Item 15 Controls and Procedures and disclose that due to an identified material weakness in our internal control over financial reporting, our disclosure controls and procedures were not effective;

  to disclose that as of December 25, 2010, our internal control over financial reporting was not effective due to this material weakness;

  to disclose the measures that the Company has taken to remediate this material weakness; and

  to provide a risk factor under Item 3 Key Information to reflect such material weakness.

As required by Rule 12b-15 under the Exchange Act of 1934, as amended, updated certifications of our principal executive officer and our principal financial officer are being filed as exhibits to this Amendment. This Amendment speaks as of the date of the initial filing of the Annual Report, except for the certifications referenced above. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate the information in the Annual Report or reflect any events that have occurred after the Annual Report was filed.

PART I

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

The selected consolidated statement of operations data for the years ended December 25, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 25, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements included in this annual report. The selected consolidated statement of operations data for the years ended December 25, 2006 and 2007 and the selected consolidated balance sheet data as of December 25, 2006 and 2007 have been derived from our unaudited financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

		Fiscal Year Ended December 25,
	2006	2007	2008	2009	2010
	(unaudited)	(unaudited)
Statements of Operations Data
Total sales	$54,291,244	$51,850,312	$77,032,561	$94,315,500	$110,518,421
Total cost of sales	(33,703,168)	(36,243,778)	(46,321,251)	(58,296,408)	(77,209,814)
Gross profit	20,588,076	15,606,534	30,711,310	36,019,092	33,308,607
Advertising expenses	(47,051)	(46,492)	(112,263)	(268,222)	(217,596)
Commission expenses	(789,497)	(134,989)	(574,262)	(84,982)	(214,566)
Selling expenses	(6,192)	(2,187)	(81,415)	(49,800)	(61,967)
Bad debt recovery (expense)	(154,710)	(245,243)	(1,198,942)	(207,523)	987,374
General and administrative expenses	(4,092,355)	(807,589)	(2,283,744)	(4,655,596)	(7,390,963)
Income from operations	15,498,271	14,370,034	26,460,684	30,752,969	26,410,889
Miscellaneous income (expense)	16,022	10,280	91,945	327,294	23,899,865
Interest expense	(121,597)	(70,963)	(968,710)	(866,751)	(325,969)
Income before income taxes and extraordinary item	15,392,696	14,309,351	25,583,919	30,213,512	49,984,785
Income taxes	(5,130,644)	(5,090,161)	(6,602,194)	(9,058,226)	(15,042,327)
Income before extraordinary item	10,262,052	9,219,190	18,981,725	21,155,286	34,942,458

Extraordinary item, net	—	—	12,499,576	—	—
Net income	10,262,052	9,219,190	31,481,301	21,155,286	34,942,458
Foreign currency translation adjustment	687,566	2,107,856	3,486,204	474,414	3,470,209
Comprehensive income	$10,949,618	$11,327,046	$34,967,505	$21,629,700	$38,412,667
Earnings per common share basic	$0.34	$0.30	$1.04	$0.70	$1.14
Earnings per common share diluted	$0.34	$0.30	$1.04	$0.70	$1.07
Weighted average common shares outstanding basic	30,235,062	30,235,062	30,235,062	30,235,062	30,770,172
Weighted average common shares outstanding diluted	30,235,062	30,235,062	30,235,062	30,235,062	32,708,661

Cash Flow Data
Net cash provided by (used in)
Operating Activities	$(5,953,059)	$1,212,951	$61,015,081	$11,250,820	$27,325,191
Investing Activities	(59,164)	(13,689,661)	(58,521,630)	234,814	(136,156)
Financing Activities	5,759,286	14,167,583	(3,805,052)	(9,866,408)	3,435,399
Effect of exchange rate changes on cash	(57,807)	9,891	16,518	6,573	701,545
Net increase (decrease) in cash	$(310,744)	$1,700,764	$(1,295,083)	$1,625,799	$31,325,979

		As of December 25,
	2006	2007	2008	2009	2010
Balance Sheet Data	(unaudited)	(unaudited)
Current assets	$92,211,870	$69,443,412	$105,072,009	$133,002,971	$194,356,501
Total assets	94,711,799	87,822,788	178,648,355	196,332,843	260,120,259
Current liabilities	57,741,400	59,977,634	86,240,752	88,795,899	91,775,418
Long-term liabilities	7,686,000	—	29,160,895	13,185,998	23,703,855
Total liabilities	65,427,400	59,977,634	115,401,647	101,981,897	115,479,273
Stockholders’ equity	29,284,399	27,845,154	63,246,708	94,350,946	144,640,986

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

Our management has identified a material weakness in our internal control over financial reporting, which if not properly remediated could result in material misstatements in our future interim and annual financial statements and have a material adverse effect on our business, financial condition and results of operations and the price of our ordinary shares.

We are subject to reporting obligations under the U.S. securities law. The SEC as required by Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, the independent registered public accounting firm auditing the financial statements of a company that is not a non-accelerated filer under Rule 12b-2 of the Exchange Act must also attest to the operating effectiveness of the company’s internal controls.

Our management assessed our internal control over financial reporting as of December 25, 2010 and concluded that that our internal controls over financial reporting as of December 25, 2010 were not effective due to a material weakness relating to our lack of sufficient staff with the appropriate level of experience or knowledge of U.S. GAAP to be able to prepare U.S. GAAP financial statements without outside consultants. Our independent registered public accounting firm was not required to attest to the operating effectiveness of our internal controls since we are a non-accelerated filer.

We are in the process of implementing certain initiatives to address the above weakness such as arranging necessary training for our accounting department staff and recruiting qualified personnel to bolster our internal audit functions. See “Item 15. Controls and Procedures” for a detailed discussion of measures we have taken to address this material weakness. We have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with SOX 404 and other requirements of the Sarbanes-Oxley Act.

However, there is no guarantee that these initiatives will remediate the inadequacy completely. Failure to achieve and maintain an effective internal control environment could result in us not being able to accurately report our financial results, prevent or detect fraud or provide timely and reliable financial and other information pursuant to the reporting obligations we have as a public company, which could have a material adverse effect on our business, financial condition and results of operations. This could further reduce investors’ confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our shareholders, otherwise harm our reputation or negatively impact the trading price of our ordinary shares.

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

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 5.9% and as low as -0.8% . These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.

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

PART II

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

As required by Rule 13a-15 under the Exchange Act, our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 25, 2010. Based on that evaluation, our chief executive officer and chief financial officer concluded that as of December 25, 2010, our disclosure controls and procedures were not effective due to a material weakness in our internal control over financial reporting disclosed below.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 25, 2010. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment we determined that, as of December 25, 2010, our internal control over financial reporting was not effective due to the following material weakness:

There is a lack of sufficient staff with the appropriate level of experience or knowledge of U.S. GAAP to be able to prepare U.S. GAAP financial statements without outside consultants.

Management believes that this weakness is related to our relatively small scale of business operations. Management does not believe that this weakness had a material effect on our financial condition or results of operations or caused our financial statements for the fiscal year ended December 25, 2010 to contain a material misstatement. We are in the process of implementing certain initiatives to address this weakness such as arranging necessary training for our accounting department staff and recruiting qualified personnel to bolster our internal audit functions. In January and February of 2011, we engaged Price Waterhouse Coopers, or PWC, to conduct a thorough review of our internal controls. At the completion of the review, we received a written report from PWC that included detailed analyses of areas for improvement and recommendations for improvement. We have begun the implementation of the measures recommended by PWC and are in the process of strengthening our internal controls in our daily operations. We have also recently begun the recruiting process for a person who is English speaking and trained in both U.S. GAAP and Chinese GAAP to be in a management role in the accounting department under the supervision of our chief financial officer. We believe that the foregoing steps will remediate the material weakness identified above, and we will continue to monitor the effectiveness of these steps and make any changes that our management deems appropriate.

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

PART III

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company [incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on August 6, 2010]
2.1	Form of Investor Warrant, issued April 14, 2010 [incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.1	Share Exchange Agreement, dated April 14, 2010, by and among the Company, Leewell Investment Group Limited, Longhai Holdings Company Limited and its shareholder [incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.2	Form of Subscription Agreement, dated April 14, 2010 [incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.3	Amendment No.1 to Subscription Agreement, dated October 11, 2010, by and among the Company and the subscribers identified therein [incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 13, 2010]
4.4	Make Good Escrow Agreement, dated April 14, 2010, by and among the Company, Longhai Holdings Company Limited, Access America Investments, LLC and Collateral Agents, LLC, as escrow agent [incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.5	Holdback Escrow Agreement, dated April 14, 2010, by and among the Company, Brean Murray, Carret & Co., LLC, Access America Investments, LLC and Collateral Agents, LLC, as escrow agent [incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.6	Investor Relations Escrow Agreement, dated April 14, 2010, by and among the Company, Brean Murray, Carret & Co., LLC, Access America Investments, LLC and Collateral Agents, LLC, as escrow agent [incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.7	Lockup Agreement, dated April 14, 2010, between the Company and Longhai Holdings Company Limited [incorporated by reference to Exhibit 10.5 to the Company’s Amendment No . 1 to Registration Statement on Form S-1/A filed on June 21, 2010]

Exhibit No.	Description

4.8	Lockup Agreement, dated April 14, 2010, between the Company and Antoine Cheng [incorporated by reference to Exhibit 10.6 to the Company’s Amendment No . 1 to Registration Statement on Form S-1/A filed on June 21, 2010]
4.9	Lockup Agreement, dated April 14, 2010, between the Company and Weiqing Zhang [incorporated by reference to Exhibit 10.7 to the Company’s Amendment No . 1 to Registration Statement on Form S-1/A filed on June 21, 2010]
4.10	Lockup Agreement, dated April 14, 2010, between the Company and Yang Chen [incorporated by reference to Exhibit 10.8 to the Company’s Amendment No . 1 to Registration Statement on Form S-1/A filed on June 21, 2010]
4.11	Lockup Agreement, dated April 14, 2010, between the Company and Zhongbo Zhou [incorporated by reference to Exhibit 10.9 to the Company’s Amendment No . 1 to Registration Statement on Form S-1/A filed on June 21, 2010]
4.12	Form of Lockup Agreement [incorporated by reference to Exhibit 10.49 to the Company’s Amendment No. 8 to Registration Statement on Form S-1/A filed on March 22, 2011]
4.13	Share Purchase Agreement, dated September 5, 2007, between Zhang Weiqing and Leewell Investment Group Limited (English Translation) [incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.14	Share Purchase Agreement, dated September 5, 2007, between Cheng Xiaoyan and Leewell Investment Group Limited (English Translation) [incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.15	Share Purchase Agreement, dated January 19, 2008, among Cheng Defeng, Wang Yingchun and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.16	Share Purchase Agreement, dated January 22, 2008, between Zhang Weiqing and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.17	Share Purchase Agreement, dated January 23, 2008, among Cheng Defeng, Miao Shuangji and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.18	Share Purchase Agreement, dated January 24, 2008, among Li Jie, Li Keyu, Liu Fangyu, Wang Meiling, Jiang Guo, Qingdao Longhai Investment Group and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.19	Share Purchase Agreement, dated August 27, 2008, among Qingdao Longhai Investment Group, Qingdao Longhai Luqiao Co., Ltd, Gao Xuling and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.20	Share Purchase Agreement, dated August 28, 2008, between Qingdao Pingdu Xinyuan Real Estate Development Co., Ltd and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.13 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.21	Share Purchase Agreement, dated August 29, 2008, among Qingdao Hexiang Fuzhuang Ltd, Qingdao Fuhai Fangzhi Ltd and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.22	Share Purchase Agreement, dated June 25, 2009, among Qingdao Longhai Investment Group, Wang Hongde and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

Exhibit No.	Description

4.23	Share Purchase Agreement, dated September 25, 2009, among Wang Yingchun, Wang Jinghua and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.16 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.24	Construction Contact, dated April 11, 2009, between Weihai Economic & Technology Development Zone Longhai Properties Co., Ltd. and Shanghai Baogang Construction Engineering Corporation (English Translation) [incorporated by reference to Exhibit 10.17 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.25	Construction Contract, dated October 8, 2006, between Qingdao Xudong Real Estate Development Co., Ltd. and Qingdao Longhai Construction Group Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.18 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.26	Construction Contract, dated July 26, 2006, between Weihai Economic & Technology Development Zone Longhai Properties Co., Ltd. and Qingdao Longhai Construction Group Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.27	Construction Contract, dated April 23, 2004, between Weifang Longhai Zhiye Co., Ltd. and Qingdao Zhongxin Construction Group Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.20 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.28	Construction Supervision Contract, dated August 21, 2009, between Weihai Economic & Technology Development Zone Longhai Properties Co., Ltd. and Weihai Tianhen Project Consulting Management Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.21 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.29	Loan Agreement, dated November 30, 2009, between Weihai Economic & Technology Development Zone Longhai Properties Co., Ltd. and China Construction Bank, Weihai Branch (English Translation) [incorporated by reference to Exhibit 10.24 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.30	Loan Agreement, dated November 21, 2008, between Caoxian Industrial Properties Co., Ltd. and China Construction Bank, Caoxian Branch (English Translation) [incorporated by reference to Exhibit 10.25 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.31	Loan Agreement, dated May 28, 2007, between Qingdao Xudong Real Estate Development Co., Ltd. and Industrial and Commercial Bank of China, Qingdao Chengyang Branch (English Translation) [incorporated by reference to Exhibit 10.26 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.32	Loan Term Extension Agreement, dated May 20, 2010, between Qingdao Xudong Real Estate Development Co., Ltd. and Industrial and Commercial Bank of China, Qingdao Chengyang Branch (English Translation) [incorporated by reference to Exhibit 10.30 to the Company’s Amendment No. 5 to Registration Statement on Form S-1/A filed on November 2, 2010]
4.33	China Oumei Real Estate Inc. 2010 Equity Incentive Plan [incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 15, 2010]
4.34	Form of Share Option Agreement relating to China Oumei Real Estate Inc. 2010 Equity Incentive Plan [incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 15, 2010]
4.35	Form of Restricted Share Award Agreement relating to China Oumei Real Estate Inc. 2010 Equity Incentive Plan [incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on October 15, 2010]
4.36	Employment Agreement, dated June 28, 2007, between Qingdao Oumei Real Estate Development Co., Ltd. and Weiqing Zhang (English Translation) [incorporated by reference to Exhibit 10.28 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.37	Employment Agreement, dated June 15, 2010, between the Company and Zhaohui John Liang [incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

Exhibit No.	Description

4.38	Employment Agreement, dated July 23, 2007, between Qingdao Oumei Real Estate Development Co., Ltd. and Yang Chen (English Translation) [incorporated by reference to Exhibit 10.29 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.39	Independent Director Agreement, dated June 22, 2010, between the Company and Lawrence Lee [incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
4.40	Independent Director Agreement, dated June 22, 2010, between the Company and Dr. Peter Linneman [incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
4.41	Independent Director Agreement, dated June 22, 2010, between the Company and Ruiping Tao [incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
4.42	Indemnification Agreement, dated June 22, 2010, between the Company and Antoine Cheng [incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
4.43	Indemnification Agreement, dated June 22, 2010, between the Company and Weiqing Zhang [incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
4.44	Indemnification Agreement, dated June 22, 2010, between the Company and Zhaohui John Liang [incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
4.45	Indemnification Agreement, dated June 22, 2010, between the Company and Yang Chen [incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
4.46	Indemnification Agreement, dated June 22, 2010, between the Company and Lawrence Lee [incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
4.47	Indemnification Agreement, dated June 22, 2010, between the Company and Dr. Peter Linneman [incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
4.48	Indemnification Agreement, dated June 22, 2010, between the Company and Ruiping Tao [incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
4.49	Letter Agreement to Enter into Contractual Arrangements, dated January 21, 2011, among Leewell Investment Group Limited, Weiqing Zhang and Xiaoyan Chen [Incorporated by reference to Exhibit 10.50 to the Company’s Amendment No. 9 to Registration Statement on Form S-1/A filed on April 15, 2010]
8.1	Subsidiaries of the Company [incorporated by reference to Exhibit 21 to the Company’s Amendment No. 8 to Registration Statement on Form S-1/A filed on March 22, 2011]
11.1	Code of Ethics, adopted June 22, 2010 [incorporated by reference to Exhibit 14.1 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Audit Committee Charter, adopted June 22, 2010 [incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
15.2	Compensation Committee Charter, adopted June 22, 2010 [incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
15.3	Governance and Nominating Committee Charter, adopted June 22, 2010 [incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

Exhibit No.	Description

15.4	Nominee Agreement, adopted September 5, 2007, by and among Li Zhou, Weiqing Zhang and Xiaoyan Cheng [incorporated by reference to Exhibit 99.5 to the Company’s Amendment No. 3 to Registration Statement on Form S-1/A filed on August 27, 2010]
15.5	Cayman Islands Government Undertaking as to Tax Concessions, dated April 4, 2006 [incorporated by reference to Exhibit 99.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-1/A filed on June 21, 2010]

*Filed herewith.

20

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: October 14, 2011

CHINA OUMEI REAL ESTATE INC.

/s/ Weiqing Zhang
Weiqing Zhang
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company [incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on August 6, 2010]
2.1	Form of Investor Warrant, issued April 14, 2010 [incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.1	Share Exchange Agreement, dated April 14, 2010, by and among the Company, Leewell Investment Group Limited, Longhai Holdings Company Limited and its shareholder [incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.2	Form of Subscription Agreement, dated April 14, 2010 [incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.3	Amendment No.1 to Subscription Agreement, dated October 11, 2010, by and among the Company and the subscribers identified therein [incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 13, 2010]
4.4	Make Good Escrow Agreement, dated April 14, 2010, by and among the Company, Longhai Holdings Company Limited, Access America Investments, LLC and Collateral Agents, LLC, as escrow agent [incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.5	Holdback Escrow Agreement, dated April 14, 2010, by and among the Company, Brean Murray, Carret & Co., LLC, Access America Investments, LLC and Collateral Agents, LLC, as escrow agent [incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.6	Investor Relations Escrow Agreement, dated April 14, 2010, by and among the Company, Brean Murray, Carret & Co., LLC, Access America Investments, LLC and Collateral Agents, LLC, as escrow agent [incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.7	Lockup Agreement, dated April 14, 2010, between the Company and Longhai Holdings Company Limited [incorporated by reference to Exhibit 10.5 to the Company’s Amendment No . 1 to Registration Statement on Form S-1/A filed on June 21, 2010]

Exhibit No.	Description

4.8	Lockup Agreement, dated April 14, 2010, between the Company and Antoine Cheng [incorporated by reference to Exhibit 10.6 to the Company’s Amendment No . 1 to Registration Statement on Form S-1/A filed on June 21, 2010]
4.9	Lockup Agreement, dated April 14, 2010, between the Company and Weiqing Zhang [incorporated by reference to Exhibit 10.7 to the Company’s Amendment No . 1 to Registration Statement on Form S-1/A filed on June 21, 2010]
4.10	Lockup Agreement, dated April 14, 2010, between the Company and Yang Chen [incorporated by reference to Exhibit 10.8 to the Company’s Amendment No . 1 to Registration Statement on Form S-1/A filed on June 21, 2010]
4.11	Lockup Agreement, dated April 14, 2010, between the Company and Zhongbo Zhou [incorporated by reference to Exhibit 10.9 to the Company’s Amendment No . 1 to Registration Statement on Form S-1/A filed on June 21, 2010]
4.12	Form of Lockup Agreement [incorporated by reference to Exhibit 10.49 to the Company’s Amendment No. 8 to Registration Statement on Form S-1/A filed on March 22, 2011]
4.13	Share Purchase Agreement, dated September 5, 2007, between Zhang Weiqing and Leewell Investment Group Limited (English Translation) [incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.14	Share Purchase Agreement, dated September 5, 2007, between Cheng Xiaoyan and Leewell Investment Group Limited (English Translation) [incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.15	Share Purchase Agreement, dated January 19, 2008, among Cheng Defeng, Wang Yingchun and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.16	Share Purchase Agreement, dated January 22, 2008, between Zhang Weiqing and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.17	Share Purchase Agreement, dated January 23, 2008, among Cheng Defeng, Miao Shuangji and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.18	Share Purchase Agreement, dated January 24, 2008, among Li Jie, Li Keyu, Liu Fangyu, Wang Meiling, Jiang Guo, Qingdao Longhai Investment Group and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.19	Share Purchase Agreement, dated August 27, 2008, among Qingdao Longhai Investment Group, Qingdao Longhai Luqiao Co., Ltd, Gao Xuling and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.20	Share Purchase Agreement, dated August 28, 2008, between Qingdao Pingdu Xinyuan Real Estate Development Co., Ltd and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.13 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.21	Share Purchase Agreement, dated August 29, 2008, among Qingdao Hexiang Fuzhuang Ltd, Qingdao Fuhai Fangzhi Ltd and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.22	Share Purchase Agreement, dated June 25, 2009, among Qingdao Longhai Investment Group, Wang Hongde and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K filed on April 19, 2010]

Exhibit No.	Description

4.23	Share Purchase Agreement, dated September 25, 2009, among Wang Yingchun, Wang Jinghua and Qingdao Oumei Real Estate Development Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.16 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.24	Construction Contact, dated April 11, 2009, between Weihai Economic & Technology Development Zone Longhai Properties Co., Ltd. and Shanghai Baogang Construction Engineering Corporation (English Translation) [incorporated by reference to Exhibit 10.17 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.25	Construction Contract, dated October 8, 2006, between Qingdao Xudong Real Estate Development Co., Ltd. and Qingdao Longhai Construction Group Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.18 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.26	Construction Contract, dated July 26, 2006, between Weihai Economic & Technology Development Zone Longhai Properties Co., Ltd. and Qingdao Longhai Construction Group Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.27	Construction Contract, dated April 23, 2004, between Weifang Longhai Zhiye Co., Ltd. and Qingdao Zhongxin Construction Group Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.20 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.28	Construction Supervision Contract, dated August 21, 2009, between Weihai Economic & Technology Development Zone Longhai Properties Co., Ltd. and Weihai Tianhen Project Consulting Management Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.21 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.29	Loan Agreement, dated November 30, 2009, between Weihai Economic & Technology Development Zone Longhai Properties Co., Ltd. and China Construction Bank, Weihai Branch (English Translation) [incorporated by reference to Exhibit 10.24 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.30	Loan Agreement, dated November 21, 2008, between Caoxian Industrial Properties Co., Ltd. and China Construction Bank, Caoxian Branch (English Translation) [incorporated by reference to Exhibit 10.25 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.31	Loan Agreement, dated May 28, 2007, between Qingdao Xudong Real Estate Development Co., Ltd. and Industrial and Commercial Bank of China, Qingdao Chengyang Branch (English Translation) [incorporated by reference to Exhibit 10.26 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.32	Loan Term Extension Agreement, dated May 20, 2010, between Qingdao Xudong Real Estate Development Co., Ltd. and Industrial and Commercial Bank of China, Qingdao Chengyang Branch (English Translation) [incorporated by reference to Exhibit 10.30 to the Company’s Amendment No. 5 to Registration Statement on Form S-1/A filed on November 2, 2010]
4.33	China Oumei Real Estate Inc. 2010 Equity Incentive Plan [incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 15, 2010]
4.34	Form of Share Option Agreement relating to China Oumei Real Estate Inc. 2010 Equity Incentive Plan [incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 15, 2010]
4.35	Form of Restricted Share Award Agreement relating to China Oumei Real Estate Inc. 2010 Equity Incentive Plan [incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on October 15, 2010]
4.36	Employment Agreement, dated June 28, 2007, between Qingdao Oumei Real Estate Development Co., Ltd. and Weiqing Zhang (English Translation) [incorporated by reference to Exhibit 10.28 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.37	Employment Agreement, dated June 15, 2010, between the Company and Zhaohui John Liang [incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 23, 2010]

Exhibit No.	Description

4.38	Employment Agreement, dated July 23, 2007, between Qingdao Oumei Real Estate Development Co., Ltd. and Yang Chen (English Translation) [incorporated by reference to Exhibit 10.29 to the Company’s Current Report on Form 8-K filed on April 19, 2010]
4.39	Independent Director Agreement, dated June 22, 2010, between the Company and Lawrence Lee [incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
4.40	Independent Director Agreement, dated June 22, 2010, between the Company and Dr. Peter Linneman [incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
4.41	Independent Director Agreement, dated June 22, 2010, between the Company and Ruiping Tao [incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
4.42	Indemnification Agreement, dated June 22, 2010, between the Company and Antoine Cheng [incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
4.43	Indemnification Agreement, dated June 22, 2010, between the Company and Weiqing Zhang [incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
4.44	Indemnification Agreement, dated June 22, 2010, between the Company and Zhaohui John Liang [incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
4.45	Indemnification Agreement, dated June 22, 2010, between the Company and Yang Chen [incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
4.46	Indemnification Agreement, dated June 22, 2010, between the Company and Lawrence Lee [incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
4.47	Indemnification Agreement, dated June 22, 2010, between the Company and Dr. Peter Linneman [incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
4.48	Indemnification Agreement, dated June 22, 2010, between the Company and Ruiping Tao [incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
4.49	Letter Agreement to Enter into Contractual Arrangements, dated January 21, 2011, among Leewell Investment Group Limited, Weiqing Zhang and Xiaoyan Chen [Incorporated by reference to Exhibit 10.50 to the Company’s Amendment No. 9 to Registration Statement on Form S-1/A filed on April 15, 2010]
8.1	Subsidiaries of the Company [incorporated by reference to Exhibit 21 to the Company’s Amendment No. 8 to Registration Statement on Form S-1/A filed on March 22, 2011]
11.1	Code of Ethics, adopted June 22, 2010 [incorporated by reference to Exhibit 14.1 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Audit Committee Charter, adopted June 22, 2010 [incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
15.2	Compensation Committee Charter, adopted June 22, 2010 [incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
15.3	Governance and Nominating Committee Charter, adopted June 22, 2010 [incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on June 23, 2010]
15.4	Nominee Agreement, adopted September 5, 2007, by and among Li Zhou, Weiqing Zhang and Xiaoyan Cheng [incorporated by reference to Exhibit 99.5 to the Company’s Amendment No. 3 to Registration Statement on Form S-1/A filed on August 27, 2010]
15.5	Cayman Islands Government Undertaking as to Tax Concessions, dated April 4, 2006 [incorporated by reference to Exhibit 99.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-1/A filed on June 21, 2010]